UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 26, 2022

MIDDLEFIELD BANC CORP.

(Exact name of registrant as specified in its charter)

Ohio	001-36613	34-1585111
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer I.D. No.)

15985 East High Street, Middlefield, Ohio 44062 (Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (440) 632-1666

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, no par value	MBCN	The NASDAQ Stock Market, LLC (NASDAQ Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On May 26, 2022, Middlefield Banc Corp. (the “Company”), Liberty Bancshares, Inc. (“Liberty”), and MBCN Merger Subsidiary, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Liberty will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger. Promptly following the consummation of the Merger, it is expected that Merger Sub will be dissolved and liquidated and Liberty National Bank (“Liberty Bank”), the banking subsidiary of Liberty, will merge with and into The Middlefield Banking Company (“Middlefield Bank”), the banking subsidiary of the Company (the “Bank Merger”). Middlefield Bank will be the surviving bank in the Bank Merger (the “Surviving Bank”).

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the voting common stock, $1.25 par value per share, and each share of non-voting common stock, no par value, of Liberty (the “Liberty Common Stock”) issued and outstanding immediately prior to the Effective Time, will be converted, in accordance with the procedures set forth in the Merger Agreement, into the right to receive, without interest, 2.752 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, no par value per share, of the Company (the “Company Common Stock”). The Merger Agreement provides that an outstanding and unexercised warrant issued to Castle Creek Partners VI, LP (“Castle Creek”) to purchase shares of Liberty convertible perpetual preferred stock, Series A shall be canceled and converted into the right to receive the Merger Consideration.

The Merger Agreement provides that the Company shall offer employment to Ronald L. Zimmerly, the current President and Chief Executive Officer of Liberty and Liberty Bank, to serve as President of the Company and Middlefield Bank, on the terms and conditions set forth in the term sheet that are included as Exhibit B to the Merger Agreement. Mr. Zimmerly’s appointment to President of the Company is subject to shareholder approval of amendments to the Company’s Regulations to approve a new senior officer position of Chief Executive Officer and to revise the description of the duties of the Company’s President. Assuming shareholder approval of the amendments to the Company’s Code of Regulations, which will be presented at the Company shareholder meeting to approve the Merger, Mr. Zimmerly will be appointed President of the Company and Middlefield Bank at the Effective Time. The Merger Agreement provides that the Company shall appoint Mr. Zimmerly to the additional position of Chief Executive Officer of the Company and Middlefield Bank by January 1, 2024, unless Middlefield’s Board of Directors expressly determines otherwise by affirmative vote of at least 80% of Middlefield’s directors exclusive of Ronald L. Zimmerly acting as a director.

In addition, the Merger Agreement provides that the Company shall take such action promptly after the Effective Time to increase the number of directors of the Company’s board of directors by three and to appoint Ronald L. Zimmerly, Spencer T. Cohn, and Liberty’s Chairman of the Board Mark R. Watkins to serve as directors of the Company immediately after the Effective Time.

The Merger Agreement contains customary (a) representations and warranties of Liberty and the Company, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements and compliance with applicable laws, (b) covenants of Liberty and the Company to conduct their respective businesses in the ordinary course until the Effective Time and (c) covenants of Liberty and the Company not to take certain actions prior to the Effective Time. Liberty also has agreed that neither it nor its representatives will (i) solicit proposals relating to alternative business combination transactions or, (ii) subject to certain exceptions, enter into discussions concerning, or furnish information in connection with, any proposals for alternative business combination transactions, or approve, endorse or recommend, or take other actions relating to, an alternative business combination transaction.

Consummation of the Merger is subject to certain conditions, including, among others: (a) the approval of the Merger by the shareholders of Liberty and the Company; (b) the approval for listing on the Nasdaq Stock Market, subject to official notice of issuance, of the Company Common Stock to be issued in the Merger; (c) the effectiveness of the Registration Statement on Form S-4 to be filed by the Company with the Securities and Exchange Commission (the “SEC”) to register the Company Common Stock to be issued to the shareholders of Liberty in the Merger; (d) the absence of any injunctions or other legal restraints preventing or rendering illegal the transactions contemplated by the Merger Agreement; (e) the receipt of regulatory and other governmental approvals required to consummate the Merger and the Bank Merger and the expiration of applicable waiting periods; (f) the accuracy of specified representations and warranties of each party; and (g) the receipt by each party of an opinion from its legal counsel to the effect that the Merger will qualify as a “reorganization” for U.S. federal income tax purposes. Subject to these conditions and the other conditions set forth in the Merger Agreement, the Merger is expected to close in the fourth quarter of 2022.

The Merger Agreement contains certain termination rights for each of Liberty and the Company, as the case may be, applicable upon the occurrence or non-occurrence of certain events, including: (a) the mutual written consent of the Company and Liberty authorized by the boards of directors of the Company and Liberty; (b) a final, non-appealable denial of required regulatory approvals; (c) the Merger has not been completed on or before May 31, 2023; (d) a breach by the other party that is not or cannot be cured within 30 days if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; (e) the failure of the board of directors of Liberty to recommend the Merger to its shareholders or a change in the recommendation by the board of directors of Liberty; (f) the entry by Liberty during the term of the Merger Agreement into an acquisition agreement with a third party or the acceptance by Liberty’s board of directors of a “Superior Proposal,” as defined in the Merger Agreement; (g) the failure of the shareholders of Liberty or the Company to approve the Merger by the requisite vote or (h) a decline below a certain level as specified in the Merger Agreement in the average closing price of Company Common Stock as reported on the Nasdaq Stock Market for the twenty consecutive trading days immediately preceding the tenth calendar day prior to the Effective Time. If the Merger Agreement is terminated under certain conditions, Liberty has agreed to pay to the Company a termination fee of $2.7 million.

In connection with the execution of the Merger Agreement, directors of the Company and directors of Liberty have entered into substantially identical voting agreements with the Company pursuant to which such directors and executive officers have agreed, among other things, to vote their respective shares of Company Common Stock and Liberty Common Stock in favor of the approval of the Merger Agreement and the transactions contemplated thereby. The form of voting agreements for directors and officers of Liberty and the Company are included as Exhibit C and Exhibit E, respectively, to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Castle Creek has entered into a separate Voting and Shareholder Agreement with the Company, pursuant to which Castle Creek has agreed, subject to the terms set forth therein, to vote its shares of Liberty Common Stock in favor of the Merger and related matters, and to become subject to certain transfer restrictions with respect to its holdings of Liberty securities. In addition, following the Closing, upon the written request of Castle Creek, the Company will promptly cause any individual designated by Castle Creek (the “Board Representative”) to be elected or appointed to the boards of directors of the Company and Middlefield Bank, subject to satisfaction of all legal and regulatory requirements. Pursuant to the Voting and Shareholder Agreement, the Company will use reasonable best efforts at the next annual meeting of the Company’s shareholders to cause the election of the Board Representative to the Company’s board of directors, including, without limitation, by recommending to the Company’s shareholders the election of the Board Representative. Subject to consummation of the Merger, Spencer T. Cohn will be Castle Creek’s initial Board Representative on the Company’s board of directors. So long as Castle Creek, together with its affiliates, owns in the aggregate at least 4.9% of the Company Common Stock then outstanding (the “Minimum Ownership Interest”), the Company will use its reasonable best efforts to have the Board Representative elected as a director of the Company at the Company’s annual meetings of shareholders, and shall solicit proxies for the Board Representative to the same extent as it does for any of the Company’s other nominees to the Board. The Voting and Shareholder Agreement provides Castle Creek with certain board observation rights for any period during which Castle Creek and its affiliates in the aggregate have a Minimum Ownership Interest and do not have a Board Representative currently serving on the Company or Middlefield Bank board of directors. In that event, the Company shall invite a person designated by Castle Creek, subject to satisfaction of all legal and regulatory requirements, to attend meetings of the Company or Middlefield Bank board of directors, as applicable, in a nonvoting, nonparticipating observer capacity. If Castle Creek no longer has a Minimum Ownership Interest, Castle Creek will have no further right under the Voting and Shareholder Agreement to representation on the Company or Middlefield Bank board of directors and, at the written request of the Company, Castle Creek shall use commercially reasonable efforts to cause the Board Representative to resign from the Company and Middlefield Bank boards of directors as promptly as possible thereafter. The Voting and Shareholder Agreement terminates in accordance with its terms if the Merger Agreement is terminated, and in other specified circumstances. The foregoing description of the Castle Creek Voting and Shareholder Agreement is not complete and is qualified in its entirety by reference to the full text of the Voting and Shareholder Agreement, which is filed as Exhibit D to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. The Merger Agreement description is not intended to provide any other information about the Company, Liberty or their respective subsidiaries and affiliates. The covenants, representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and, in the case of representations and warranties, as of specific dates, may be subject to a contractual standard of materiality different from what a shareholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by or subject to certain disclosures and exceptions not reflected in the Merger Agreement and generally were for the benefit of the parties to the Merger Agreement. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Liberty or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Liberty.

Important Additional Information About the Merger.

In connection with the proposed merger, the Company intends to file a registration statement on Form S-4 with the SEC to register the shares of the Company’s common stock that will be issued to Liberty shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of Liberty and the Company seeking their approval of the proposed merger.

SHAREHOLDERS OF LIBERTY, COMPANY SHAREHOLDERS, AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 BECAUSE THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LIBERTY, THE MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE MERGER, AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4 (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.middlefieldbank.com or may be obtained from the Company by written request to Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The respective directors and executive officers of the Company and Liberty and other persons may be deemed to be participants in the solicitation of proxies from Liberty shareholders and Company shareholders with respect to the Merger. Information regarding the directors and executive officers of the Company is available in the Company’s proxy statement filed with the SEC on April 5, 2022. Information regarding the directors and executive officers of Liberty, which is a private company, and other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus to be included in the Form S-4 Registration Statement and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not statements of historical fact, but rather statements based on the Company’s current expectations, beliefs and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, its intended results and future performance, the economy and other future conditions. Forward-looking statements are preceded by terms such as “will,” “would,” “should,” “could,” “may,” “expect,” “estimate,” “believe,” “anticipate,” “intend,” “plan” “project,” or variations of these words, or similar expressions.

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Numerous uncertainties, risks, and changes could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate Liberty and Liberty Bank in accordance with expectations; deviations from performance expectations related to Liberty and Liberty Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the SEC.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or Liberty or on the Company or Liberty’s behalf. Middlefield and Liberty disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Additional factors which could affect future results of the Company can be found in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at https://www.sec.gov.

Item 9.01(d)	Exhibits.

2.1	Agreement and Plan of Merger by and among Middlefield Banc Corp., MBCN Merger Subsidiary, LLC and Liberty Bancshares, Inc., dated May 26, 2022 (filed herewith) (as provided in Item 601(b)(2) of Regulation S-K, schedules are omitted; a copy of any omitted schedule will be furnished supplementally to the SEC upon request)

104	Cover Page Interactive File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MIDDLEFIELD BANC CORP.

Date: May 27, 2022	By:	/s/ James R. Heslop, II
James R. Heslop, II
President and CEO

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 26, 2022

BY AND AMONG

MIDDLEFIELD BANC CORP., MBCN MERGER SUBSIDIARY, LLC, AND

LIBERTY BANCSHARES, INC.

TABLE OF CONTENTS

ARTICLE I DEFINITIONS

1.1	“Acquisition Proposal”	1

1.2	“Affiliate”	1

1.3	“Agreement”	1

1.4	“Bank Merger”	1

1.5	“Bank Merger Agreement”	1

1.6	“Bank Regulator”	1

1.7	“BHC Act”	2

1.8	“Book-Entry Share”	2

1.9	“Business Day”	2

1.10	“Certificate”	2

1.11	“Certificate of Merger”	2

1.12	“Change in the Liberty Recommendation”	2

1.13	“Closing”	2

1.14	“Closing Date”	2

1.15	“COBRA”	2

1.16	“Confidentiality Agreement”	2

1.17	“Conversion Fund”	2

1.18	“Covered Employee”	2

1.19	“Dissenting Shares”	2

1.20	“Dissenting Shareholder”	2

1.21	“Effective Time”	2

1.22	“Employer Securities”	2

1.23	“Environmental Laws”	2

1.24	“Equity Rights”	3

1.25	“ERISA”	3

1.26	“ERISA Affiliate”	3

1.27	“ESOP”	3

1.28	“ESOP Loan”	3

1.29	“ESOP Termination Date”	3

1.30	“Exchange Agent”	3

1.31	“Exchange Ratio”	3

1.32	“FDIC”	3

1.33	“FHLB”	3

1.34	“FRB”	3

1.35	“Form S-4”	3

1.36	“GAAP”	3

1.37	“Governmental Entity”	3

1.38	“Healthcare Reform Laws”	3

1.39	“Indemnified Party”	3

1.40	“Intellectual Property”	3

1.41	“IRS”	3

1.42	“IT Assets”	3

1.43	“Knowledge”	4

1.44	“Letter of Transmittal”	4

1.45	“Liberty”	4

1.46	“Liberty Articles”	4

1.47	“Liberty Bank”	4

1.48	“Liberty Benefit Plans”	4

1.49	“Liberty Benefits Schedule”	4

1.50	“Liberty Code”	4

1.51	“Liberty Common Shares”	4

1.52	“Liberty Disclosure Schedule”	4

1.53	“Liberty Financial Statements”	4

1.54	“Liberty Nonqualified Deferred Compensation Plan”	4

1.55	“Liberty Recommendation”	4

1.56	“Liberty Regulatory Reports”	4

1.57	“Liberty Restricted Share”	5

1.58	“Liberty Shareholder Approval”	5

1.59	“Liberty Shareholder Meeting”	5

1.60	“Liberty Warrant Agreement”	5

1.61	“Liberty Warrants”	5

1.62	“Licensed Intellectual Property”	5

1.63	“Material Adverse Effect”	5

1.64	“Materials of Environmental Concern”	6

1.65	“Merger”	6

1.66	“Merger Consideration”	6

1.67	“Merger Sub”	6

1.68	“Middlefield”	6

1.69	“Middlefield Bank”	6

1.70	“Middlefield Benefit Plans”	6

1.71	“Middlefield Common Stock”	6

1.72	“Middlefield Disclosure Schedule”	6

1.73	“Middlefield Eligible Plans”	6

1.74	“Middlefield Financial Statements”	6

1.75	“Middlefield 401(k) Plan”	7

1.76	“Middlefield Regulatory Reports”	7

1.77	“Middlefield Stockholder Approval”	7

1.78	“Middlefield Stockholder Meeting”	7

1.79	“Non-Voting Common Shares”	7

1.80	“Notice of Superior Proposal”	7

1.81	“OCC”	7

1.82	“OGCL”	7

1.83	“Owned Intellectual Property”	7

1.84	“Permitted Expenses”	7

1.85	“Person”	7

1.86	“Preferred Shares”	7

1.87	“Premium Cap”	7

1.88	“Proxy Statement”	7

1.89	“Registration Statement”	7

1.90	“Regulatory Agreement”	7

1.91	“Regulatory Approval”	7

1.92	“Requisite Regulatory Approval”	7

1.93	“SEC”	7

1.94	“Securities Act”	7

1.95	“Series A Preferred Shares”	8

1.96	“Subsidiary” and “Subsidiaries”	8

1.97	“Superior Proposal”	8

1.98	“Surviving Company”	8

1.99	“Suspense Shares”	8

1.100	“Takeover Laws”	8

1.101	“Target Permitted Expenses”	8

1.102	“Tax”	8

1.103	“Tax Representation Letters”	8

1.104	“Tax Return”	8

1.105	“Termination Fee”	8

1.106	“Trade Secrets”	8

1.107	“Trustee”	8

1.108	“Voting Agreement”	8

1.109	“Voting Common Shares”	8

1.110	“Voting Debt”	8

ARTICLE II
THE MERGER

2.1	“The Merger”	8

2.2	Managers and Officers	9

2.3	The Bank Merger	9

ARTICLE III
CONVERSION OF SECURITIES IN THE MERGER

3.1	Consideration	10

3.2	Cancellation of Shares	10

v

3.3	No Fractional Shares	10

3.4	Exchange of Certificates	11

3.5	Restricted Stock Units and Warrants to Purchase Liberty Stock	13

3.6	Dissenting Shares	13

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF LIBERTY

4.1	Corporate Organization	14

4.2	Capitalization	15

4.3	Authority; No Violation	17

4.4	Consents	18

4.5	Financial Statements	18

4.6	Taxes	19

4.7	Absence of Changes	20

4.8	Material Contracts; Leases; Defaults	20

4.9	Ownership of Property; Insurance Coverage	21

4.10	State Takeover Laws	22

4.11	Legal Proceedings	22

4.12	Compliance with Applicable Law	23

4.13	Employee Benefit Plans	24

4.14	Brokers, Finders, and Financial Advisors	27

4.15	Environmental Matters	27

4.16	Loan Portfolio	28

4.17	Related Party Transactions	29

4.18	Deposits	29

4.19	Board Approval	29

4.20	Risk Management Instruments	29

4.21	Fairness Opinion	30

4.22	Intellectual Property	30

4.23	Duties as Fiduciary	31

4.24	Employees; Labor Matters	31

4.25	The Liberty Bancshares Employee Stock Ownership Plan	32

4.26	Internal Controls	33

4.27	Bank Owned Life Insurance	34

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF MIDDLEFIELD

5.1	Organization	34

5.2.	Capitalization.	35

5.3	Authority; No Violation	35

5.4	Consents	36

5.5	Financial Statements	36

5.6	Taxes	37

5.7	Absence of Changes	38

5.8	Ownership of Property; Insurance Coverage	38

5.9	Legal Proceedings	39

5.10	Compliance with Applicable Law	39

5.11	Brokers, Finders, and Financial Advisors	40

5.12	Loan Portfolio	40

5.13	Intellectual Property	41

5.14	Internal Controls	42

5.15	Merger Consideration	43

5.16	Fairness Opinion	43

5.17	Middlefield Employee Benefit Plans	43

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1	Conduct of Businesses Prior to the Effective Time	45

6.2	Liberty Forbearances	46

6.3	Current Information	49

6.4	Access to Properties and Records	50

6.5	Financial and Other Statements	51

6.6	Maintenance of Insurance	51

6.7	Disclosure Supplements	51

6.8	Consents and Approvals of Third Parties	51

6.9	Reasonable Best Efforts	52

6.10	No Solicitation	52

6.11	Takeover Laws	53

6.12	Stockholder Litigation	53

6.13	Middlefield Forbearances	53

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1	Regulatory Matters	54

7.2	Access to Information	56

7.3	Liberty Shareholder Meeting and Middlefield Stockholder Meeting	56

7.4	Nasdaq Listing; Reservation of Middlefield Common Stock	57

7.5	Employee Matters	58

7.6	Indemnification; Directors’ and Officers’ Insurance	61

7.7	Takeover Laws	62

7.8	Financial Statements and Other Current Information	62

7.9	Notification of Certain Matters	62

7.10	Stockholder Litigation	62

7.11	Transition	63

7.12	Voting Agreements	63

7.13	Tax Representation Letters	63

7.14	Additional Middlefield Directors	64

7.15	Section 16 Matters	64

ARTICLE VIII CONDITIONS PRECEDENT

8.1	Conditions to Each Party’s Obligation to Effect the Merger	64

8.2	Conditions to Obligations of Middlefield and Merger Sub	65

8.3	Conditions to Obligations of Liberty	66

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER

9.1	Termination	67

9.2	Effect of Termination	70

ARTICLE X MISCELLANEOUS

10.1	Closing	71

10.2	Confidentiality	71

10.3	Survival	71

10.4	Notices	71

10.5	Parties in Interest	72

10.6	Complete Agreement	72

10.7	Counterparts	73

10.8	Severability	73

10.9	Governing Law	73

10.10	Interpretation	73

10.11	Specific Performance	73

10.12	Waiver of Trial by Jury	73

10.13	Amendment and Waiver	74

10.14	Legal Representation – Attorney-Client Privileged Communications	74

BANK MERGER AGREEMENT – EXHIBIT A

TERM SHEET FOR EMPLOYMENT – EXHIBIT B

FORM OF LIBERTY VOTING AGREEMENT—EXHIBIT C

CASTLE CREEK VOTING AGREEMENT– EXHIBIT D

FORM OF MIDDLEFIELD VOTING AGREEMENT—EXHIBIT E

x

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 26, 2022 (the “Agreement”), is made by and among Liberty Bancshares, Inc., an Ohio corporation (“Liberty”), Middlefield Banc Corp., an Ohio corporation (“Middlefield”), and MBCN Merger Subsidiary, LLC, an Ohio limited liability company and wholly owned subsidiary of Middlefield (“Merger Sub”).

RECITALS

A. The Boards of Directors of Liberty and Middlefield have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Liberty will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger (sometimes referred to herein in such capacity as the “Surviving Company”).

B. The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code.

C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 “Acquisition Proposal” is defined in Section 6.10.

1.2 “Affiliate” means any person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, a person and, without limiting the generality of the foregoing, includes any executive officer or director of a person.

1.3 “Agreement” means this Agreement and Plan of Merger, the exhibit and schedules, and any amendment.

1.4 “Bank Merger” is defined in Section 2.3.

1.5 “Bank Merger Agreement” is defined in Section 2.3.

1.6 “Bank Regulator” means any Federal or state banking authority regulating or having statutory authority to regulate Middlefield, Liberty, or their respective subsidiaries, including but not limited to the Ohio Division of Financial Institutions, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation, and regarding antitrust and anticompetitive principles the Department of Justice, the Federal Trade Commission, or any other relevant Federal or state regulator.

1.7 “BHC Act” is defined in Section 4.1.1.

1.8 “Book-Entry Share” is defined in Section 3.2.

1.9 “Business Day” means any day other than a Saturday, Sunday, or day on which banks in the State of Ohio are authorized or required by law or executive order to close.

1.10 “Certificate” is defined in Section 3.2.

1.11 “Certificate of Merger” is defined in Section 2.1.3.

1.12 “Change in the Liberty Recommendation” is defined in Section 7.3.1.

1.13 “Closing” is defined in Section 10.1.

1.14 “Closing Date” is defined in Section 10.1.

1.15 “COBRA” is defined in Section 4.13.5.

1.16 “Confidentiality Agreement” is defined in Section 7.2.2.

1.17 “Conversion Fund” is defined in Section 3.4.2.

1.18 “Covered Employee” is defined in Section 7.5.8.

1.19 “Dissenting Shares” is defined in Section 3.6.

1.20 “Dissenting Shareholder” is defined in Section 3.6.

1.21 “Effective Time” is defined in Section 2.1.3.

1.22 “Employer Securities” is defined in Section 4.25.2

1.23 “Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity as in effect on or before the date of this Agreement and relating to (a) the protection, preservation, or restoration of the environment (including without limitation air, water vapor, surface water, groundwater, drinking-water supply, surface soil, subsurface soil, plant and animal life, or any other natural resource), or (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, or disposal of Materials of Environmental Concern. The term “Environmental Law” includes without limitation (x) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq., and all comparable state and local laws, and (y) any common law that may impose liability or obligations for injuries or damages because of the presence of or exposure to any Materials of Environmental Concern as in effect on or before the date of this Agreement.

1.24 “Equity Rights” is defined in Section 4.2.1.

1.25 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.26 “ERISA Affiliate” means, regarding any Person, any other Person that, together with the Person, would be treated as a single employer under Section 414 of the Internal Revenue Code of 1986 or Section 4001 of ERISA.

1.27 “ESOP” is defined in Section 4.25.1.

1.28 “ESOP Loan” is defined in Section 4.25.2

1.29 “ESOP Termination Date” is defined in Section 7.5.5

1.30 “Exchange Agent” is defined in Section 3.4.1.

1.31 “Exchange Ratio” is defined in Section 3.1.

1.32 “FDIC” is defined in Section 4.1.3.

1.33 “FHLB” means the Federal Home Loan Bank of Cincinnati.

1.34 “FRB” means the Board of Governors of the Federal Reserve System and district banks, including the Federal Reserve Bank of Cleveland.

1.35 “Form S-4” is defined in Section 7.1.1.

1.36 “GAAP” means accounting principles generally accepted in the United States of America, applied on a consistent basis.

1.37 “Governmental Entity” means any Federal or state court, department, administrative agency, commission, or other governmental authority or instrumentality.

1.38 “Healthcare Reform Laws” is defined in Section 4.13.13.

1.39 “Indemnified Party” is defined in Section 7.6.1.

1.40 “Intellectual Property” is defined in Section 4.22.5(a).

1.41 “IRS” means the United States Internal Revenue Service.

1.42 “IT Assets” is defined in Section 4.22.5(b).

1.43 “Knowledge”, including references to a person being aware of a particular matter, means the actual knowledge after reasonable inquiry of any of: (i) in the case of Liberty, President and Chief Executive Officer Ronald L. Zimmerly, Executive Vice President, CFO Bryan Marshall, Executive Vice President, Chief Operations Officer Thomas M. Wilson, and Senior Vice President, Human Resources Director, Cash Management Officer Patricia A. Arnett; and (ii) in the case of Middlefield, President and Chief Executive Officer James R. Heslop, II, Senior Vice President and Chief Financial Officer Donald L. Stacy, and The Middlefield Banking Company Chief Financial Officer Mike Ranttila.

1.44 “Letter of Transmittal” is defined in Section 3.4.3.

1.45 “Liberty” is defined in the Preamble.

1.46 “Liberty Articles” is defined in Section 4.1.2.

1.47 “Liberty Bank” is defined in Section 2.3.

1.48 “Liberty Benefit Plans” is defined in Section 4.13.1.

1.49 “Liberty Benefits Schedule” is defined in Section 4.13.12.

1.50 “Liberty Code” is defined in Section 4.1.2.

1.51 “Liberty Common Shares” means, collectively, the Voting Common Shares and Non-Voting Common Shares.

1.52 “Liberty Disclosure Schedule” means the collective written disclosure schedules delivered by Liberty to Middlefield under this Agreement.

1.53 “Liberty Financial Statements” means (x) the audited balance sheets of Liberty as of December 31, 2021 and 2020 and the related statements of income, comprehensive income (loss), changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) of Liberty for each of the years ended December 31, 2021 and 2020, and (y) the unaudited interim financial statements of Liberty as of the end of each calendar quarter after December 31, 2021, and for the periods then ended.

1.54 “Liberty Nonqualified Deferred Compensation Plan” is defined in Section 4.13.9.

1.55 “Liberty Recommendation” is defined in Section 7.3.1.

1.56 “Liberty Regulatory Reports” means the call reports of Liberty National Bank and accompanying schedules (other than schedules required to be kept confidential under applicable law or regulatory requirements), filed or to be filed with the OCC for each calendar quarter after December 31, 2021 through the Closing Date, and all reports filed with the Board of Governors of the Federal Reserve System by Liberty from December 31, 2021 through the Closing Date.

1.57 “Liberty Restricted Share” is defined in Section 3.5.1.

1.58 “Liberty Shareholder Approval” is defined in Section 4.3.1.

1.59 “Liberty Shareholder Meeting” is defined in Section 7.3.1.

1.60 “Liberty Warrant Agreement” means the warrant agreement dated September 28, 2018 issued by Liberty to Castle Creek Capital Partners VI, LP.

1.61 “Liberty Warrants” is defined in Section 3.5.2.

1.62 “Licensed Intellectual Property” is defined in Section 4.22.5(c).

1.63 “Material Adverse Effect” means any effect that is material and adverse to the financial condition, results of operations, or business of such party and its Subsidiaries, taken as a whole, or materially impairs the ability of either party to perform their respective obligations under this Agreement or otherwise materially impedes the consummation of the Merger or other transactions contemplated by this Agreement; provided, however, that none of the following shall constitute a Material Adverse Effect nor will the effects of which be considered in determining whether a Material Adverse Effect has occurred:

(a) changes after the date of this Agreement in laws, rules, or regulations affecting financial institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies,

(b) changes after the date hereof in applicable GAAP or regulatory accounting requirement, or the enforcement, implementation or interpretation thereof,

(c) changes in regulatory accounting requirements, in any case applicable to financial institutions or their holding companies generally and not specifically relating to Liberty or any Liberty Subsidiary, on one hand, or Middlefield, or any Middlefield Subsidiary, on the other hand,

(d) announcement of this Agreement by press release mutually agreed to by Liberty and Middlefield or by Form 8-K filed by Middlefield in accordance with this Agreement,

(e) any act or omission of a party required under this Agreement or taken or omitted to be taken with the express written permission of the other party,

(f) the pendency of, compliance with, or completion of this Agreement, including expenses incurred by the parties investigating, negotiating, documenting, effecting, and consummating the transactions under this Agreement, losses or threatened losses of employees, customers, suppliers, distributors or other having relationships with the parties or their respective Subsidiary banks,

(g) any changes, events, or developments after the date of this Agreement in general economic or capital market conditions broadly affecting international or national financial markets or the financial services industry and not specifically relating to such party or its Subsidiaries, including but not limited to the continuing direct or indirect effects of the COVID-19 pandemic or other pandemic, epidemic, or similar public health emergency and the measures undertaken by governmental authorities to address it, or other changes, events or developments after the date hereof, that affect financial institutions or their holding companies generally (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the capital markets), or

(h) any changes, events, or developments, after the date of this Agreement, in global, national or regional political or social conditions including but not limited to the outbreak or escalation of war (declared or undeclared) or hostilities, any occurrence or threat of acts of terrorism or any armed hostilities associated therewith, and any regional, national or international calamity, disaster (natural or otherwise), or other significant emergencies, or (i) any legal action asserted or other actions initiated by any holder of Liberty Common Shares or any holder of shares of Middlefield Common Stock arising out of or related to this Agreement.

1.64 “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic or hazardous substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

1.65 “Merger” is defined in the Recitals.

1.66 “Merger Consideration” is defined in Section 3.1.

1.67 “Merger Sub” is defined in Preamble.

1.68 “Middlefield” is defined in the Preamble.

1.69 “Middlefield Bank” is defined in Section 2.3.

1.70 “Middlefield Benefit Plans” is defined in Section 5.17.

1.71 “Middlefield Common Stock” means the common stock of Middlefield, without par value.

1.72 “Middlefield Disclosure Schedule” means the collective written disclosure schedules delivered by Middlefield to Liberty under this Agreement.

1.73 “Middlefield Eligible Plans” is defined in Section 7.5.1.

1.74 “Middlefield Financial Statements” means (x) the audited balance sheets of Middlefield as of December 31, 2021 and 2020 and the related statements of income, comprehensive income (loss), changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) of Middlefield for each of the years ended December 31, 2021 and 2020, and (y) the unaudited interim financial statements of Middlefield as of the end of each calendar quarter after December 31, 2021, and for the periods then ended.

1.75 “Middlefield 401(k) Plan” means The Middlefield Banking Company 401(k) Plan.

1.76 “Middlefield Regulatory Reports” means the call reports of Middlefield Bank and accompanying schedules (other than schedules required to be kept confidential under applicable law or regulatory requirements), filed or to be filed with the FDIC for each calendar quarter after December 31, 2021 through the Closing Date, and all reports filed with the Board of Governors of the Federal Reserve System by Middlefield from December 31, 2021 through the Closing Date.

1.77 “Middlefield Stockholder Approval” is defined in Section 5.3.1.

1.78 “Middlefield Stockholder Meeting” is defined in Section 7.3.2.

1.79 “Non-Voting Common Shares” is defined in Section 4.2.1.

1.80 “Notice of Superior Proposal” is defined in Section 9.1.8.

1.81 “OCC” means the Office of the Comptroller of the Currency.

1.82 “OGCL” is defined in Section 2.1.1.

1.83 “Owned Intellectual Property” is defined in Section 4.22.5(d).

1.84 “Permitted Expenses” is defined in Section 6.1.2.

1.85 “Person” means a natural person, corporation, limited liability company, partnership, joint venture, association, trust, or group (as the term group is defined under the Securities Exchange Act of 1934).

1.86 “Preferred Shares” is defined in Section 4.2.1.

1.87 “Premium Cap” is defined in Section 7.6.2.

1.88 “Proxy Statement” is defined in Section 7.1.1.

1.89 “Registration Statement” means the registration statement, together with all amendments, filed with the SEC under the Securities Act of 1933 for the purpose of registering the offer and sale of Middlefield common stock to Liberty shareholders in the Merger.

1.90 “Regulatory Agreement” is defined in Section 4.12.3.

1.91 “Regulatory Approval” means an approval by a Bank Regulator that is necessary for carrying out the Merger and the related transactions under this Agreement.

1.92 “Requisite Regulatory Approvals” is defined in Section 8.1.5.

1.93 “SEC” means the United States Securities and Exchange Commission.

1.94 “Securities Act” is defined in Section 4.2.2.

1.95 “Series A Preferred Shares” is defined in Section 3.5.2.

1.96 “Subsidiary” and “Subsidiaries” are defined in Section 4.1.3.

1.97 “Superior Proposal” is defined in Section 6.10.

1.98 “Surviving Company” is defined in the Recitals.

1.99 “Suspense Shares” is defined in Section 7.5.5

1.100 “Takeover Laws” is defined in Section 4.10.

1.101 “Target Permitted Expenses” is defined in Section 6.1.2.

1.102 “Tax” means any federal, state, local, foreign, or provincial income, gross receipts, property, sales, service, use, license, lease, excise, franchise, employment, payroll, withholding, employment, unemployment insurance, workers’ compensation, social security, alternative or added minimum, ad valorem, value added, stamp, business license, occupation, premium, environmental, windfall profit, customs, duties, estimated, transfer or excise tax, or any other tax, custom, duty, premium, governmental fee, or other assessment or charge of any kind whatsoever, together with any interest, penalty, or additional tax imposed by any Governmental Entity.

1.103 “Tax Representation Letters” is defined in Section 7.13.

1.104 “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

1.105 “Termination Fee” is defined in Section 9.2.2(c).

1.106 “Trade Secrets” is defined in Section 4.22.5.

1.107 “Trustee” for the ESOP is defined in Section 4.25.1.

1.108 “Voting Agreement” is defined in Section 7.12.

1.109 “Voting Common Shares” is defined in Section 4.2.1.

1.100 “Voting Debt” is defined in Section 4.2.1.

1.111 Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger

2.1.1 General Description. Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Liberty shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence under the laws of the State of Ohio. As of the Effective Time, the separate corporate existence of Liberty shall cease.

2.1.2 Possible Alternative Structures. Middlefield may at any time prior to the Effective Time change the method of effecting the combination of Liberty and Middlefield, including by providing for the merger of Liberty with and into Middlefield; provided, however, that no such change shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the tax consequences of the Merger to shareholders of Liberty or the tax treatment of either party pursuant to this Agreement, (c) materially impede or delay consummation of the transactions contemplated by this Agreement, (d) require either Liberty or Middlefield to mail a revised Proxy Statement if such change is made prior to obtaining Liberty Shareholder Approval or Middlefield Stockholder Approval, or require further approval of Liberty’s or Middlefield’s shareholders if such change is made after obtaining Liberty Shareholder Approval or Middlefield Stockholder Approval, as the case may be, or (e) cause any of Liberty’s representations and warranties contained in Article IV to be deemed inaccurate or breached by reason of such change of method.

2.1.3 Effective Time. The Merger shall become effective as of the date and time specified in the certificate of merger (the “Certificate of Merger”) filed with the Ohio Secretary of State. The term, “Effective Time”, shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

2.1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Sections 1701.82 and 1706.713 of the OGCL.

2.1.5 Articles of Organization and Operating Agreement of the Surviving Company. The articles of organization and operating agreement of the Surviving Company shall be the articles of organization and operating agreement of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable law.

2.2 Managers and Officers. The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Company and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

2.3 The Bank Merger. As soon as practicable after the execution of this Agreement, Liberty and Middlefield shall cause Liberty National Bank (“Liberty Bank”) and The Middlefield Banking Company (“Middlefield Bank”), respectively, to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit “A” (the “Bank Merger Agreement”), and which provides for the merger of Liberty Bank with and into Middlefield Bank (the “Bank Merger”), in accordance with applicable law and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. Middlefield Bank will be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Liberty Bank will cease. Prior to the Effective Time, Liberty will cause Liberty Bank, and Middlefield will cause Middlefield Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger. The Bank Merger Agreement provides that the directors of Middlefield Bank immediately prior to the Bank Merger shall remain the directors of Middlefield Bank upon consummation of the Bank Merger.

ARTICLE III

CONVERSION OF SECURITIES IN THE MERGER

Section 3.1 Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Middlefield, Merger Sub, Liberty, or the holder of any Liberty Common Shares and subject to Section 3.3, the shares of Middlefield Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger, and the Liberty Common Shares issued and outstanding immediately prior to the Effective Time, with respect to each holder of record of such shares, other than Dissenting Shares, will be converted into the right to receive: (a) 2.752 fully paid and nonassessable shares of Middlefield Common Stock (the “Exchange Ratio”), multiplied by (b) the number of Liberty Common Shares held by such holder of record (such product, the “Merger Consideration”). Notwithstanding anything in this Section 3.1 to the contrary, at the Effective Time and by virtue of the Merger, each Liberty Common Shares held in Liberty’s treasury and each Liberty Common Share owned directly or indirectly by Middlefield (other than shares held in a fiduciary capacity or in connection with debts previously contracted) will be canceled and no shares of Middlefield Common Stock, cash in lieu of fractional shares, or other consideration will be issued or paid in exchange therefor.

Section 3.2 Cancellation of Shares. At the Effective Time, all of the Liberty Common Shares converted into the right to receive the Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Liberty Common Share (a “Certificate”) and each non-certificated Liberty Common Share represented by book entry (a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration or cash in lieu of fractional shares into which the Liberty Common Share represented by such Certificate or Book Entry Share have been converted pursuant to this Section 3.2 and Section 3.4.4, as well as any dividends to which holders of Liberty Common Shares become entitled in accordance with Section 3.4.6.

Section 3.3 No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Middlefield Common Stock shall be issued as Merger Consideration in the Merger, no dividend or distribution on Middlefield Common Stock will be payable on or for fractional share interests, and fractional share interests will not entitle the owner thereof to vote or to any other shareholder rights. Each holder of Liberty Common Shares who would otherwise be entitled to receive a fractional share of Middlefield Common Stock pursuant to this Article III shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, equal to the product of (a) the fraction of a share to which the holder of Liberty Common Shares would otherwise have been entitled and (b) the volume-weighted average closing price of a share of Middlefield Common Stock for the 30 trading days immediately before the Closing Date, rounded to the nearest cent and without interest. For purposes of determining a fractional share interest, all Liberty Common Shares owned by a Liberty shareholder will be combined for calculation of the maximum number of whole shares of Middlefield Common Stock issuable to such Liberty shareholder.

Section 3.4 Exchange of Certificates.

3.4.1 The parties to this Agreement agree: (a) that Computershare Trust Company, N.A. shall serve, pursuant to the terms of an exchange agent agreement mutually acceptable to the parties, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (b) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Middlefield shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

3.4.2 At or prior to the Effective Time, Middlefield shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Liberty Common Shares for exchange in accordance with this Article III: (i) a sufficient number of shares of Middlefield Common Stock for payment of the Merger Consideration pursuant to Section 3.1, and (ii) sufficient cash for payment of cash in lieu of any fractional shares of Middlefield Common Stock in accordance with Section 3.3. Such amount of cash and shares of Middlefield Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article III as the “Conversion Fund.”

3.4.3 Middlefield shall prepare a letter of transmittal in such form as is reasonably acceptable to Liberty and as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), which shall specify, among other things, that delivery shall be effected, and risk of loss and title to Certificate(s) or evidence of Book-Entry Shares shall pass, only upon delivery of Certificate(s) or evidence of Book-Entry Shares (or affidavits of loss in lieu of such Certificates) to the Exchange Agent, together with instructions for use in effecting the surrender of Certificate(s) or evidence of Book-Entry Shares pursuant to this Agreement. The Exchange Agent shall mail the Letters of Transmittal to Liberty’s shareholders entitled to vote at the Liberty Shareholders Meeting so as to permit Liberty’s shareholders to exchange their Liberty Common Shares for the Merger Consideration. In no event shall the Letters of Transmittal be made available to Liberty Common Shareholders less than 20 days prior to the Liberty Shareholder Meeting.

3.4.4 A Liberty shareholder who has returned to the Exchange Agent a properly completed Letter of Transmittal, accompanied by the Liberty shareholder’s Certificate(s) or Book-Entry Shares shall be entitled to receive, as soon as practicable after the Effective Time, the Merger Consideration plus cash in lieu of any fractional shares of Middlefield Common Stock in accordance with Section 3.3. Until so surrendered, each such Certificate(s) or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional Liberty Common Shares to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article III.

3.4.5 After the Effective Time, there shall be no transfers on the stock transfer books of Liberty Common Shares.

3.4.6 Within five (5) Business Days after the Effective Time, the Exchange Agent shall mail to each Liberty shareholder who theretofore has not submitted such shareholder’s Certificates or evidence of Book-Entry Shares (a) a Letter of Transmittal, and (b) instructions for use in surrendering Certificate(s) or evidence of Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional Liberty Common Shares to be issued or paid in consideration therefor, and any dividends or distributions to which such Holder is entitled pursuant to Section 3.4.7. Holders who surrender to the Exchange Agent Certificate(s) or Book-Entry Shares, accompanied by properly completed Letters of Transmittal, will receive the Merger Consideration, determined as provided in Section 3.1, as promptly as practicable after such receipt by the Exchange Agent.

3.4.7 No dividends or other distributions declared with respect to Middlefield Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Liberty Stock Certificate until the holder thereof shall surrender such Liberty Stock Certificate in accordance with this Article III. Promptly after the surrender of a Liberty Stock Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Middlefield Common Stock into which the Liberty Common Shares represented by such Liberty Stock Certificate were converted at the Effective Time pursuant to Section 3.1. No holder of an unsurrendered Liberty Stock Certificate shall be entitled, until the surrender of such Liberty Stock Certificate, to vote the shares of Middlefield Common Stock into which such holder’s Liberty Common Shares shall have been converted.

3.4.8 Any portion of the Conversion Fund that remains unclaimed by the shareholders of Liberty as of the one-year anniversary of the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any shareholders of Liberty who have not theretofore complied with this Article III shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance of Middlefield Common Stock pursuant to the Merger Consideration and the payment of cash in lieu of any fractional shares deliverable in respect of such shareholders’ Liberty Common Shares, as well as any accrued and unpaid dividends or distributions on shares of such Middlefield Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of Liberty Common Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

3.4.9 In the event any Liberty Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Liberty Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Liberty Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Liberty Stock Certificate, and in accordance with this Article III, shares of Middlefield Common Stock pursuant to the Merger Consideration and cash in lieu of any fractional shares deliverable in respect thereof pursuant to this Agreement.

3.4.10 If, between the date of this Agreement and the Effective Time, the outstanding shares of Middlefield Common Stock shall have been changed into a different number or kind of shares or securities or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, reorganization, split, combination or exchange of shares, or there shall be any extraordinary dividend or distribution, the Merger Consideration shall be adjusted appropriately to provide the holders of Liberty Common Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed or permit Middlefield to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

Section 3.5 Restricted Stock Units and Warrants to Purchase Liberty Stock.

3.5.1 At the Effective Time, all outstanding restricted stock units awarded under a restricted stock unit award agreement (each, a “Liberty Restricted Share”) granted in accordance with Liberty National Bank Restricted Stock Unit Plan (the “Liberty Stock Plan”) shall vest in full and be considered an issued and outstanding Liberty Common Share entitled to be converted into the right to receive the Merger Consideration.

3.5.2 At the Effective Time, warrants granted by Liberty to purchase shares of Liberty convertible perpetual preferred stock, Series A, without par value (“Series A Preferred Shares”), each of which are convertible into one Liberty Common Share, under a Liberty Warrant Agreement, whether vested or unvested, that are outstanding and unexercised immediately prior to the Effective Time (the “Liberty Warrants”), shall fully vest and shall be canceled and converted into the right to receive the Merger Consideration payable pursuant to Section 3.1 based on the “cashless exercise” provisions of Section 3(b) of the Liberty Warrant Agreement and the adjustment provisions of Section 13 of the Liberty Warrant Agreement, treating the Liberty Warrants as if they are Liberty Common Shares for such purposes issued and outstanding immediately prior to the Effective Time.

3.5.3 Prior to the Effective Time, the Board of Directors or Compensation Committee of the Board of Directors of Liberty or Liberty Bank, as applicable, shall adopt resolutions and take such other action necessary, if any, to effectuate the provisions of Section 3.5.1.

3.5.4 As of the date hereof there are no outstanding and unexercised employee or director options to purchase Liberty Common Shares.

Section 3.6 Dissenting Shares. Anything contained in this Agreement or elsewhere to the contrary notwithstanding, if any holder of Liberty Common Shares dissents from the Merger pursuant to, and properly follows such other procedures as may be required by, Section 1701.85 of the OGCL and is thereby entitled to appraisal rights thereunder (a “Dissenting Shareholder”), then any Liberty Common Share held by such Dissenting Shareholder (“Dissenting Shares”) shall be extinguished but shall not be converted into the right to receive Merger Consideration. Instead, such Dissenting Shares shall be entitled only to such rights (and shall have such obligations) as are provided in Section 1701.85 of the OGCL. Liberty shall give Middlefield prompt notice upon receipt by Liberty of any such demands for payment of the fair cash value of such Liberty Common Shares, any withdrawals of such notice and any other instruments provided pursuant to applicable law. Notwithstanding the above, in the event that a

Dissenting Shareholder subsequently withdraws a demand for payment, fails to comply fully with the requirements of the OGCL, or otherwise fails to establish the right of such Dissenting Shareholder to be paid the value of such Dissenting Shareholder’s shares under the OGCL, the Dissenting Shareholder’s Dissenting Shares shall be deemed to be converted into the right to receive, with respect to Liberty Common Shares, the Merger Consideration. Liberty shall not, except with the prior written consent of Middlefield, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the OGCL. Liberty shall give Middlefield the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LIBERTY

The representations and warranties in this Article IV are subject to and are qualified by the Liberty Disclosure Schedule delivered by Liberty to Middlefield on the date of this Agreement. Except for the representations and warranties in Section 4.2 regarding capitalization, which are true and correct in all respects, no representation or warranty in this Article IV will be deemed untrue or incorrect and Liberty will not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, circumstance, or event unless the fact, circumstance, or event, individually or taken together with all other facts, circumstances, or events, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for or reference to materiality in the representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in the representation or warranty.

Subject to the foregoing, Liberty hereby represents and warrants to Middlefield as follows:

4.1 Corporate Organization

4.1.1 Liberty is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Liberty has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Liberty. Liberty is duly registered as a financial holding company under the Bank Holding Company Act of 1956 (“BHC Act”).

4.1.2 True, complete and correct copies of the Articles of Incorporation, as amended, of Liberty (the “Liberty Articles”) and the Code of Regulations, as amended, of Liberty (the “Liberty Code”), as in effect as of the date of this Agreement, have been made available to Middlefield prior to the date hereof.

4.1.3 Liberty Disclosure Schedule 4.1.3 identifies each Subsidiary of Liberty and Liberty Bank. Each Liberty Subsidiary (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (iii) except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Liberty, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the term “Subsidiary” or “Subsidiaries” when used with respect to either party, shall mean a corporation, association or other business entity of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof. The deposit accounts of each of Liberty’s Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The articles of incorporation, code of regulations, bylaws and similar governing documents of each “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Liberty, copies of which have been made available to Middlefield, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement. Liberty has also previously disclosed a list of all Persons with respect to which Liberty or its Subsidiaries own 5% or more of any class of capital stock or other equity interest, other than equity interests held in a fiduciary capacity, which list shall set forth the amount and form of ownership of Liberty or its applicable Subsidiary in each such Affiliate.

4.1.4 The minute books of Liberty accurately record all significant corporate actions of Liberty’s shareholders and its Board of Directors, including committees of the Board of Directors.

4.2 Capitalization.

4.2.1 The authorized capital stock of Liberty consists of (a) 1,500,000 common shares, of which: (i) 1,358,392 shares, $1.25 par value, are a separate class designated as “Voting Common Shares”, of which, as of even date herewith, 790,469 shares were issued and outstanding (excluding 90,725 shares held by Liberty in treasury and 22,432 shares held in reserve for settlement of Liberty Restricted Shares), and (ii) 141,608 shares, no par value, are a separate class designated as “Non-Voting Common Shares”, of which, as of even date herewith, 116,608 shares were issued and outstanding, and (b) 1,000,000 preferred shares, without par value (the “Preferred Shares”), of which no shares are issued and outstanding as of the date of this Agreement and of which 146,608 shares have been designated as Series A Preferred Shares. All of the issued and outstanding Liberty Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Liberty does not own of record or beneficially any shares of Liberty other than shares held in a fiduciary capacity. Except for (x) Liberty Restricted Shares issuable through restricted stock units awarded by Liberty and outstanding on the date of this Agreement under the Liberty Stock Plan, and (y) the Liberty Warrants to purchase 27,438 Series A Preferred Shares, subject to adjustment pursuant to the terms of the Liberty Warrants based on Liberty common dividends, Liberty does not have and is not bound by any rights or other arrangements of any character relating to the purchase, sale, award, issuance, or voting of, or right to receive dividends or other distributions on, any capital stock of Liberty or any other security of Liberty or any securities representing the right to vote, purchase, or otherwise receive any capital stock of Liberty or any other security of Liberty. Liberty Disclosure Schedule 4.2.1 identifies each restricted stock unit award outstanding on the date of this Agreement, including the number of Liberty Common Shares issuable under the restricted stock unit award, exercise price, vesting terms, date of grant or award, expiration date, and identity of the holder. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Liberty may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, Liberty does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any Liberty Common Shares or Voting Debt or any other equity securities of Liberty or any securities representing the right to purchase or otherwise receive any Liberty Common Shares or Voting Debt or other equity securities of Liberty, other than the Liberty Restricted Shares and the Liberty Warrants (“Equity Rights”).

4.2.2 As of the date of this Agreement, there are no contractual obligations of Liberty or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Liberty or any equity security of Liberty or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Liberty or its Subsidiaries or (ii) to register Liberty Common Shares or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Other than the Voting Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any Liberty Common Share or Voting Debt, other equity securities of Liberty or Equity Rights. Other than the Voting Agreement, there are no voting trusts, shareholder agreements, proxies or other agreements in effect that are binding on Liberty or with respect to which Liberty has Knowledge with respect to the voting or transfer of any Liberty Common Shares or Voting Debt, other equity securities of Liberty or Equity Rights.

4.2.3 Other than the Liberty Restricted Shares that are awarded as of the date of this Agreement as set forth in Section 4.2.1 of the Liberty Disclosure Schedule, no other equity-based awards or instruments are outstanding. Except as set forth in Section 4.2.3 of the Liberty Disclosure Schedule, since December 31, 2020 through the date hereof, Liberty has not (i) issued or repurchased any Liberty Common Share or Voting Debt or other equity securities of Liberty or Equity Rights, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on or related to the value of Liberty capital stock or any other equity-based awards. Liberty has not issued any Liberty stock options under any Liberty Stock Plan or otherwise with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP. With respect to each award of a Liberty Restricted Share, (i) the award was made in accordance with the Liberty Stock Plan and all applicable laws, and (ii) each such award was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Liberty. Since December 31, 2020, except as specifically permitted or required by this Agreement or as previously disclosed, neither Liberty nor any of its Subsidiaries has (a) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (b) with respect to executive officers of Liberty or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise Taxes under Section 4999 of the Code), or (c) adopted or amended any material Liberty Benefit Plan.

4.2.4 Liberty owns all of the equity interests of Liberty Bank free and clear of all liens, security interests, pledges, charges, encumbrances, agreements, and restrictions of any kind or nature. Except for the Liberty Subsidiaries and except as stated in Liberty Disclosure Schedule 4.2.4, Liberty does not possess directly or indirectly any equity interest in any corporate or other legal entity, other than equity interests held in the investment portfolio of Liberty or a Liberty Subsidiary (which in no case exceeds five percent of an issuer’s outstanding equity securities) and equity interests held as a result of the lending activities of Liberty, including FHLB stock.

4.2.5 Except as disclosed in Liberty Disclosure Schedule 4.2.5, to Liberty’s Knowledge no Person is the record owner as of the date of this Agreement of five percent or more of the outstanding Liberty Common Shares.

4.3 Authority; No Violation.

4.3.1 Liberty has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of Regulatory Approvals and approval of this Agreement by Liberty shareholders (“Liberty Shareholder Approval”), to perform its obligations hereunder and consummate the Merger and other transactions under this Agreement. Execution and delivery of this Agreement by Liberty and completion by Liberty of the Merger and other transactions under this Agreement have been duly and validly approved by Liberty’s Board of Directors. Subject to Liberty Shareholder Approval, Middlefield Stockholder Approval, receipt of Regulatory Approvals, and assuming due and valid execution and delivery of this Agreement by Middlefield, this Agreement has been duly and validly executed and delivered by Liberty and constitutes the valid and binding obligation of Liberty, enforceable against Liberty in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws affecting creditors’ rights generally, and regarding enforceability subject also to general principles of equity.

4.3.2 Neither execution and delivery of this Agreement by Liberty nor consummation of the Merger and other transactions under this Agreement, nor compliance by Liberty with the terms and provisions of this Agreement will (a) conflict with or result in a breach of any provision of the articles of incorporation or articles of association, as applicable, and code of regulations or bylaws of Liberty or any Liberty Subsidiary, (b) subject to receipt of all Regulatory Approvals, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree, or injunction applicable to Liberty or any Liberty Subsidiary or any of their respective properties or assets, or (c) except as stated in Liberty Disclosure Schedule 4.3.2, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, result in termination or amendment of, accelerate performance required by, or result in a right of termination or acceleration or creation of a lien, security interest, charge, or other encumbrance upon any of the properties or assets of Liberty or any Liberty Subsidiary under the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other investment or obligation to which Liberty or any Liberty Subsidiary is a party or by which they or any of their respective properties or assets is bound.

4.4 Consents. Except for (a) receipt of Regulatory Approvals and compliance with conditions contained therein, (b) compliance with applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934 and state securities or blue sky laws, (c) filing of the certificates of merger with the Ohio Division of Financial Institutions and Ohio Secretary of State in connection with the Merger and the Bank Merger, and (d) receipt of Liberty Shareholder Approval, no consents, waivers, or approvals of or filings or registrations with a Governmental Entity or Bank Regulator are necessary, and except as stated in Liberty Disclosure Schedule 4.4, to the Knowledge of Liberty, no consents, waivers, or approvals of or filings or registrations with other third parties are necessary for execution and delivery of this Agreement by Liberty or for completion by Liberty of the Merger and performance by Liberty of its obligations hereunder. Liberty has no reason to believe that Regulatory Approvals or other required consents or approvals will not be received or will include conditions (financial or otherwise) or requirements that could reasonably be expected by Liberty to result in a Material Adverse Effect on Liberty or any Liberty Subsidiary or on Middlefield or any Middlefield Subsidiary, or that a public body or authority having jurisdiction over the affairs of Liberty or any Liberty Subsidiary, the consent or approval of which is not required or under the rules of which a filing is not required, will object to the Merger or completion of the other transactions under this Agreement.

4.5 Financial Statements.

4.5.1 The Liberty Regulatory Reports filed with the OCC and FRB were prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by the reports.

4.5.2 Liberty made available to Middlefield the Liberty Financial Statements for the periods through December 31, 2021. The Liberty Financial Statements fairly present in each case in all material respects (subject in the case of unaudited interim statements to normal year-end adjustments) the financial position, results of operations, and cash flows of Liberty and the Liberty Subsidiaries as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as stated in the notes thereto, or in the case of unaudited statements as permitted by GAAP.

4.5.3 At the date of the most recent balance sheet included in the Liberty Financial Statements or Liberty Regulatory Reports Liberty did not have any liabilities, obligations, or loss contingencies of any nature (whether absolute, accrued, contingent, or otherwise) of a type required to be presented in the Liberty Financial Statements or Liberty Regulatory Reports or in footnotes that are not fully presented or reserved against therein or fully disclosed in a footnote, except for liabilities, obligations, and loss contingencies that are not material individually or in the aggregate or that were incurred in the ordinary course of business consistent with past practice, and subject in the case of any unaudited statements to normal, recurring audit adjustments and absence of footnotes.

4.6 Taxes.

4.6.1 Liberty and the Liberty Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code of 1986. On behalf of itself and the Liberty Subsidiaries, Liberty has timely filed or caused to be filed all Tax Returns (including but not limited to those filed on a consolidated, combined, or unitary basis) required to be filed by Liberty and the Liberty Subsidiaries before the date of this Agreement, or requests for extensions to file the returns and reports have been timely filed. All of Liberty’s Tax Returns are true, correct, and complete in all material respects. Liberty and the Liberty Subsidiaries have timely paid or before the Effective Time will pay all Taxes, whether or not shown on returns or reports, due or claimed to be due to any Governmental Entity, other than Taxes being contested in good faith. Liberty and the Liberty Subsidiaries have declared on their Tax Returns all positions taken that could result in substantial underpayment of United States Federal Income Tax within the meaning of Section 6662 of the Internal Revenue Code (or any corresponding provision of state or local laws). As of the most recent Liberty Financial Statements, accrued but unpaid Taxes of Liberty and the Liberty Subsidiaries did not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established for timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto). Liberty and the Liberty Subsidiaries are subject to Tax audits in the ordinary course of business. Liberty management does not believe that an adverse resolution of Tax audits of which it has Knowledge would be reasonably likely to have a Material Adverse Effect on Liberty. Liberty and the Liberty Subsidiaries have not been notified in writing by any jurisdiction that Liberty or any Liberty Subsidiary is required to file in the jurisdiction a Tax Return that has not been filed. Neither Liberty nor any Liberty Subsidiary is a member of a group that has filed or been included in a combined, consolidated, or unitary income Tax Return other than a group the common parent of which is Liberty or has any liability for Taxes of any Person other than Liberty or a Liberty Subsidiary under Treas. Reg. 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee or successor, by contract, or otherwise. As of the date of this Agreement, all deficiencies proposed in writing as a result of audits have been paid or settled. There are no written claims or assessments pending against Liberty or a Liberty Subsidiary for an alleged deficiency in a Tax due, and neither Liberty nor a Liberty Subsidiary has been notified in writing of any proposed Tax claims or assessments against Liberty or a Liberty Subsidiary. Liberty and the Liberty Subsidiaries have duly and timely withheld, collected, and paid over to the appropriate taxing authority all amounts required to be withheld and paid under applicable laws, and duly and timely filed all Tax Returns for withheld Taxes within the time prescribed under applicable law. Liberty has delivered to Middlefield true and complete copies of all Tax Returns of Liberty and Liberty Subsidiaries required to be filed for taxable periods ending on or after December 31, 2020. Neither Liberty nor a Liberty Subsidiary is or has been a party to a reportable transaction, as defined in Section 6707A(c)(1) of the Internal Revenue Code of 1986 and Treas. Reg. 1.6011-4 (b). Neither Liberty nor a Liberty Subsidiary has distributed stock of another Person or had stock distributed by another Person in a transaction purportedly or intended to be governed in whole or in part by Sections 355 or 361 of the Internal Revenue Code. Neither Liberty nor a Liberty Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(1)(A)(ii).

4.6.2 Neither Liberty nor any of the Liberty Subsidiaries or Affiliates has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

4.7 Absence of Changes. Except as set forth in Section 4.7 of the Liberty Disclosure Schedule, since December 31, 2021, (a) Liberty and its Subsidiaries have not undertaken any of the actions prohibited by Section 6.2 had such Section been in effect at all times since such date, (b) Liberty and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and (c) no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Liberty.

4.8 Material Contracts; Leases; Defaults.

4.8.1 Except as stated in Liberty Disclosure Schedule 4.8.1, Liberty is not a party to or subject to (a) an employment, consulting, or severance contract or arrangement with any past or present officer, director, employee, or consultant, (b) a plan, arrangement, or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing, or similar arrangements for or with any past or present officers, directors, employees, or consultants, (c) an agreement that by its terms limits or affects the payment of dividends by Liberty, (d) an instrument evidencing or related to indebtedness for borrowed money exceeding $1,000,000, including but not limited to a purchase money obligation, conditional sale, lease purchase, guaranty, or otherwise, for which Liberty is an obligor to a Person, which instrument evidences or relates to indebtedness (other than deposits, FHLB advances with a term to maturity up to and including one year, repurchase agreements, bankers’ acceptances, and transactions in federal funds) or that contains financial covenants or other non-customary restrictions (other than those relating to payment of principal and interest when due) that would be applicable on or after the Closing Date to Liberty, (e) any other agreement, written or oral, that is not terminable without cause on 60 days’ notice or less without penalty or payment, or obligating Liberty for payment of more than $20,000 annually or for payment of more than $50,000 over its remaining term, or (f) an agreement (other than this Agreement), contract, arrangement, commitment, or understanding, written or oral, that materially restricts or limits Liberty’s conduct of business.

4.8.2 Subject to any consents that may be required as a result of the Merger or other transactions under this Agreement, which required consents are identified in Liberty Disclosure Schedule 4.8.2, to Liberty’s Knowledge Liberty is not in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its assets, business, or operations may be bound, and there has not occurred an event that, with the lapse of time, giving of notice, or both, would constitute a default. Each real estate lease requiring consent of the lessor or its agent as a result of the Merger or another form of change in control is identified in Liberty Disclosure Schedule 4.8.2, identifying the section of the lease containing the consent requirement. Liberty Disclosure Schedule 4.8.2 also identifies any other Liberty contract (a) requiring consent of the other party or parties to the Merger or another form of change in control or (b) for which Middlefield’s rights as successor to Liberty may be adversely affected if the Merger is undertaken without the consent of the other party or parties. Liberty Disclosure Schedule 4.8.2, identifies the section of the contract requiring consent or having to do with Middlefield’s rights as successor.

4.8.3 True and correct copies of agreements, contracts, arrangements, and instruments referred to in Section 4.8.1 and 4.8.2 have been made available to Middlefield on or before the date of this Agreement, and the agreements, contracts, arrangements, and instruments are in full force and effect on the date of this Agreement. Except as stated in Liberty Disclosure Schedule 4.8.3, no agreement, plan, contract, or arrangement (x) provides for accelerated vesting of benefits or accelerated payments due thereunder upon the occurrence of a change in ownership or control of Liberty or upon the occurrence of a subsequent event, (y) requires Liberty to provide a benefit in the form of Liberty Common Shares or determined by reference to the value of Liberty Common Shares, or (z) contains provisions permitting an employee, director, or independent contractor to terminate the agreement or arrangement without cause but continue to accrue benefits.

4.8.4 Since December 31, 2021 through and including the date of this Agreement, except as stated in Liberty Disclosure Schedule 4.8.4, Liberty has not (1) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director, granted severance or termination pay, entered into a contract to make or grant severance or termination pay (except as required under the terms of agreements or severance plans, and as previously disclosed by Liberty), or paid a bonus other than the customary year-end bonuses in amounts consistent with past practice, (2) granted options or warrants to purchase Liberty Common Shares or any right to acquire any shares of capital stock to an executive officer, director, or employee, (3) other than retention bonuses payable to Liberty employees pursuant to Section 4.13.1 of this Agreement, increased or established a bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including without limitation the granting of stock options, stock appreciation rights, performance awards, restricted stock awards, or phantom stock awards), stock purchase or other employee benefit plan, (4) made a material election for federal or state income tax purposes, (5) made a material change in credit policies or procedures the effect of which was or is to make a policy or procedure less restrictive in any material respect, (6) made a material acquisition or disposition of assets or properties, or a contract for acquisition or disposition entered into other than loans and loan commitments, (7) entered into a lease of real or personal property requiring annual payments exceeding $10,000, other than for foreclosed property or in the ordinary course of business consistent with past practice, (8) changed accounting methods, principles, or practices affecting Liberty’s assets, liabilities, or businesses, including a reserving, renewal, or residual method, practice, or policy, or (9) suffered a strike, work stoppage, slow-down, or other labor disturbance.

4.9 Ownership of Property; Insurance Coverage.

4.9.1 Liberty and each Liberty Subsidiary has good and, regarding real property, marketable title to all assets and properties used by Liberty and the Liberty Subsidiaries in the conduct of business, whether the assets and properties are real or personal, tangible or intangible, including assets and property identified in the most recent balance sheet contained in the Liberty Financial Statements or acquired thereafter (excepting assets and properties disposed of in the ordinary course of business since the date of the balance sheet), subject to no encumbrances, liens, mortgages, security interests, or pledges, except (a) items securing liabilities for public or statutory obligations or any discount with, borrowing from, or other obligations to the FHLB, inter-bank credit facilities, reverse repurchase agreements, or any transaction by Liberty or a Liberty Subsidiary acting in a fiduciary capacity, and (b) statutory liens for amounts not yet delinquent or being contested in good faith. As lessee, Liberty and each Liberty Subsidiary has the right under valid and existing leases of real and personal properties used by Liberty or the Liberty Subsidiary in the conduct of business to occupy or use all such properties as presently occupied and used. Existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments for the leases and lease commitments are as disclosed in all material respects in the notes to the Liberty Financial Statements.

4.9.2 For all material agreements under which Liberty or a Liberty Subsidiary has purchased securities subject to an agreement to resell, if any, Liberty or the Liberty Subsidiary has a lien or security interest (which to Liberty’s Knowledge is a valid and perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of the collateral equals or exceeds the amount of the debt secured thereby.

4.9.3 Except as described in Liberty Disclosure Schedule 4.9.3, Liberty and each Liberty Subsidiary currently maintains (and has continuously maintained during the past six years) insurance considered by each of them to be reasonable for their respective operations. Neither Liberty nor a Liberty Subsidiary has received notice from an insurance carrier that any currently existing insurance will be canceled, coverage reduced or eliminated, or premium costs increased. Except as stated in Liberty Disclosure Schedule 4.9.3, there are no claims pending under policies of insurance and no notices of claim have been given by Liberty or a Liberty Subsidiary under the policies. All insurance is valid and enforceable and in full force and effect (other than insurance expiring in accordance with its terms), and within the last three years Liberty and each Liberty Subsidiary has received each type of insurance coverage for which it applied and was not denied indemnification for any claims submitted under an insurance policy. Liberty Disclosure Schedule 4.9.3 identifies all policies of insurance maintained by Liberty and each Liberty Subsidiary, including the name of the insurer, policy number, type of policy, and any applicable deductibles, as well as the other matters required to be disclosed under this Section 4.9.3. Liberty has made available to Middlefield a copy of all policies identified in Liberty Disclosure Schedule 4.9.3.

4.10 State Takeover Laws. The Board of Directors of Liberty has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions any applicable provisions of any takeover laws under the OGCL, including any “moratorium,” “control share,” “takeover,” “affiliated transaction,” “interested shareholder” or similar provisions under the OGCL or the Liberty Articles (collectively, the “Takeover Laws”). No “fair price” law is applicable to this Agreement and the transactions contemplated hereby.

4.11 Legal Proceedings. Except as disclosed in Liberty Disclosure Schedule 4.11, neither Liberty nor a Liberty Subsidiary is party to, and there are no pending or, to Liberty’s Knowledge, threatened, legal, administrative, arbitration, or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature against

Liberty or a Liberty Subsidiary or to which Liberty’s or a Liberty Subsidiary’s assets are or may be subject that (a) individually or in the aggregate, is material to Liberty and Liberty Subsidiaries taken as a whole or is reasonably likely to result in a material restriction on Liberty’s or any of Liberty Subsidiaries’ businesses, (b) challenges the validity or propriety of the Merger or any of the transactions under this Agreement, or (c) reasonably could be expected to adversely affect the ability of Liberty to perform its obligations under this Agreement.

4.12 Compliance with Applicable Law. Except as stated in Liberty Disclosure Schedule 4.12 and except as stated in Section 4.16:

4.12.1 To Liberty’s Knowledge, Liberty and each Liberty Subsidiary complies in all material respects with federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business, and its relationship with employees, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and Liberty has not received written notice to the contrary.

4.12.2 To Liberty’s Knowledge, Liberty and each Liberty Subsidiary has all necessary permits, licenses, authorizations, orders, and approvals of and has made all necessary applications, and registrations with Governmental Entities and Bank Regulators to permit it to own or lease its properties and conduct its business as currently conducted. All necessary permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to the Knowledge of Liberty no suspension or cancellation of any of the permits, licenses, certificates, orders or approvals is threatened or will result from the consummation of the Merger or the other transactions under this Agreement, subject to obtaining Regulatory Approvals.

4.12.3 Except as set forth in Liberty Disclosure Schedule 4.12.3, since January 1, 2019 neither Liberty nor a Liberty Subsidiary has received written notification or other communication from a Bank Regulator (a) asserting that Liberty or a Liberty Subsidiary is not in material compliance with any of the statutes, regulations, or ordinances the Bank Regulator enforces, (b) threatening to revoke a license, franchise, permit, or governmental authorization, (c) requiring or threatening to require Liberty or a Liberty Subsidiary, or stating that Liberty or a Liberty Subsidiary is required, to enter into a cease-and-desist order, agreement, memorandum of understanding, or any other arrangement with a federal or state governmental agency or authority charged with the supervision or regulation of banks, or restricting or limiting or purporting to restrict or limit the operations of Liberty or a Liberty Subsidiary, including without limitation a restriction on the payment of dividends, or (d) directing, restricting, or limiting or purporting to direct, restrict, or limit the operations of Liberty or a Liberty Subsidiary (any such notice, communication, memorandum, agreement, order, or other arrangement described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Subject to adherence to regulatory confidentiality obligations, neither Liberty nor a Liberty Subsidiary has consented to or entered into a Regulatory Agreement that is currently in effect. The most recent Performance Evaluation given to Liberty under the Community Reinvestment Act of 1977 is Satisfactory or better.

4.12.4 Liberty does not have Knowledge of any facts or circumstances that could form the reasonable basis for the assertion of any proceeding against Liberty under any state or federal law that prohibits unfair, deceptive or abusive acts or practices, if determined adversely to Liberty, would be likely to have a Material Adverse Effect.

4.12.5 Except as disclosed in Section 4.12 of the Liberty Disclosure Schedule, to Liberty’s Knowledge, and subject to regulatory confidentiality obligations, there (i) is no unresolved violation, criticism, or exception by any Bank Regulator with respect to any report or statement relating to any examinations or inspections of Liberty, and (ii) are no notices or correspondence received by Liberty with respect to formal or informal inquiries by, or disagreements or disputes with, any Bank Regulator with respect to Liberty’s business, operations or policies since January 1, 2019.

4.13 Employee Benefit Plans.

4.13.1 Liberty Disclosure Schedule 4.13.1 contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, restricted stock unit, severance pay, retention, vacation, bonus, or other incentive plans, all employment, change in control, consulting, severance, and retention agreements, all other written employee programs, arrangements, or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance, or other health or welfare plans (including paid time-off policies and other material benefit policies and procedures), and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Liberty, a Liberty Subsidiary, or an ERISA Affiliate for the benefit of employees, former employees, retirees (or dependents, including spouses, of the foregoing), directors, independent contractors, or other service providers to Liberty and under which employees, former employees, retirees, dependents, spouses, directors, or other service providers of Liberty are eligible to participate (collectively, “Liberty Benefit Plans”). Liberty has no written or oral commitment to create an additional Liberty Benefit Plan or materially modify, change, or renew an existing Liberty Benefit Plan (a modification or change increasing the cost of a plan is deemed material), except as required to maintain qualified status. Liberty has made available to Middlefield true and complete copies of each Liberty Benefit Plan.

4.13.2 Except as stated in Liberty Disclosure Schedule 4.13.2, (a) all Liberty Benefit Plans are in material compliance with (and have been managed and administered in accordance with) the applicable terms of ERISA, the Internal Revenue Code of 1986, and any other applicable laws, and (b) each Liberty Benefit Plan governed by ERISA and intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (1) has received a favorable determination letter from the IRS (and Liberty is not aware of any circumstances likely to result in revocation of a favorable determination letter) or timely application has been made therefor, (2) is maintained under a prototype plan approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor, or (3) is maintained under a volume submitter plan approved by the IRS and is entitled to rely upon the

IRS National Office advisory letter issued to the volume submitter sponsor. To the Knowledge of Liberty, there exists no fact that would adversely affect qualification of any of the Liberty Benefit Plans intended to be qualified under Section 401(a) of the Internal Revenue Code, or any threatened or pending claim against any of the Liberty Benefit Plans or their fiduciaries by any participant, beneficiary, or Governmental Entity (other than routine claims for benefits). Neither Liberty nor a Liberty Subsidiary has engaged in a transaction or omitted to take any action regarding a Liberty Benefit Plan that would reasonably be expected to subject Liberty or a Liberty Subsidiary to a material unpaid tax or penalty imposed by Chapter 43 of the Internal Revenue Code or Sections 409 or 502 of ERISA.

4.13.3 No Liberty Benefit Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which Liberty or an ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Internal Revenue Code of 1986. Except as stated in Liberty Disclosure Schedule 4.13.3, neither Liberty nor an ERISA Affiliate has ever maintained or contributed to a Liberty Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Internal Revenue Code, or Section 302 of ERISA or is a multiemployer plan (as defined in Section 3(37) of ERISA) and neither Liberty, an ERISA Affiliate, nor any trust created thereunder, nor any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty under Section 409 or 502 of ERISA or a tax imposed under Chapter 43 of the Internal Revenue Code.

4.13.4 Except as stated in Liberty Disclosure Schedule 4.13.4, all material contributions required to be made under the terms of a Liberty Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Liberty’s consolidated financial statements to the extent required by GAAP and Section 412 of the Internal Revenue Code of 1986. Liberty and each Liberty Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable Liberty Benefit Plan for financial reporting purposes to the extent required by GAAP.

4.13.5 Liberty has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Internal Revenue Code of 1986 (the “COBRA”), and the regulations thereunder. All reports, statements, returns, and other information required to be furnished or filed regarding Liberty Benefit Plans have been timely furnished, filed, or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Internal Revenue Code, and they are true, correct, and complete. To Liberty’s Knowledge, records regarding Liberty Benefit Plans have been maintained in compliance with Section 107 of ERISA. To Liberty’s Knowledge, neither Liberty nor any other fiduciary (as that term is defined in ERISA Section 3(21)) for a Liberty Benefit Plan has liability for a breach of fiduciary duties under Sections 404, 405 or 409 of ERISA. No Liberty Benefit Plan fails to satisfy applicable requirements of Section 105(h)(2) of the Internal Revenue Code (determined without regard to whether the Liberty Benefit Plan is self-insured).

4.13.6 Liberty has furnished or otherwise made available to Middlefield true and complete copies of (a) plan documents, summary plan descriptions, underlying participant distribution election forms, loan documents, loan amortization schedules, and benefit schedules (as applicable) for each written Liberty Benefit Plan, (b) a summary of each unwritten Liberty Benefit Plan (if applicable), (c) annual reports (Form 5500 series) for the three most recent years for each Liberty Benefit Plan (if applicable), (d) actuarial valuation reports and financial statements as of the most recently completed plan year for each Liberty Benefit Plan, including total accrued and vested liabilities, all contributions made by Liberty, and assumptions on which the calculations are based, (e) all related trust agreements, insurance contracts, or other funding agreements currently implementing the Liberty Benefit Plans (if applicable), (f) the most recent IRS determination letter for each tax-qualified Liberty Benefit Plan (or, for a Liberty Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on the pre-approved plan), and (g) all substantive correspondence relating to any liability of or non-compliance relating to any Liberty Benefit Plan addressed to or received from the IRS, the Department of Labor, or any other Governmental Entity within the past three years.

4.13.7 Except as stated in Liberty Disclosure Schedule 4.13.7, Liberty has no liability for retiree health, life, or disability insurance or any retiree death benefits under any Liberty Benefit Plan other than any benefits required under COBRA or similar state laws. There has been no communication to employees by Liberty that would reasonably be expected to promise or guarantee retiree health, life, or disability insurance or retiree death benefits.

4.13.8 Except as stated in Liberty Disclosure Schedule 4.13.8 and as contemplated by Section 7.5.2 of this Agreement and Section 9 of Exhibit B, neither execution and delivery of this Agreement nor consummation of the Merger and other transactions under this Agreement will (a) result in a payment (including severance) becoming due to any director or employee of Liberty under a Liberty Benefit Plan, (b) increase benefits otherwise payable under a Liberty Benefit Plan, or (c) result in acceleration of the time of payment or the vesting of any benefit. Except as stated in Liberty Disclosure Schedule 4.13.8, no payment to be made by or from a Liberty Benefit Plan will or could, either alone or together with any other payment, properly be characterized as an excess parachute payment under Section 280G of the Internal Revenue Code of 1986 or will or could, either individually or collectively, properly be considered a payment that is not deductible under Section 162(m) of the Internal Revenue Code.

4.13.9 Liberty Disclosure Schedule 4.13.9 identifies each Liberty Benefit Plan providing for the deferral of compensation and that may be subject to Internal Revenue Code Section 409A (“Liberty Nonqualified Deferred Compensation Plan”) and the aggregate amounts deferred, if any, under each Liberty Nonqualified Deferred Compensation Plan as of December 31, 2021. Each Liberty Nonqualified Deferred Compensation Plan is maintained in material compliance with and has been managed and administered in accordance with and operated in compliance with Internal Revenue Code Section 409A.

4.13.10 There is not and has not been any trust or fund maintained by or contributed to by Liberty or its employees to fund an employee benefit plan that would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Internal Revenue Code of 1986.

4.13.11 No claim, lawsuit, arbitration, or other action has been asserted or instituted or, to the Knowledge of Liberty, has been threatened or is anticipated against any Liberty Benefit Plan (other than routine claims for benefits and appeals of claims), Liberty, any Liberty Subsidiary, or any director, officer, or employee, or the assets of any trust of a Liberty Benefit Plan.

4.13.12 Liberty Disclosure Schedule 4.13.12 includes a schedule of all termination benefits and related payments payable to the individuals identified thereon under an employment agreement, change in control agreement, severance arrangement or policy, supplemental executive retirement plan, deferred bonus plan, deferred compensation plan, salary continuation plan, any material compensation arrangement, or other pension benefit or welfare benefit plan maintained by Liberty for the benefit of officers, employees, or directors (the “Liberty Benefits Schedule”), assuming their employment or service is terminated without cause as of December 31, 2021 and the Effective Time occurs on that date and based on other assumptions specified in the schedule. No other individuals are entitled to benefits under any plans.

4.13.13 Each Liberty Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 11-148 (“PPACA”), the Healthcare and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with PPACA and HCERA, the “Healthcare Reform Laws”), and (ii) has been in compliance in all material respects with applicable Healthcare Reform Laws since March 23, 2010 and March 30, 2010. No event has occurred in the past five (5) years, and no condition or circumstance exists, that could reasonably be expected to subject Liberty or any Liberty Benefit Plan to penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code, Sections 6721 or 6722 of the Code (relating to returns required under Section 6055 and/or 6056 of the Code) or any other provision of the Healthcare Reform Laws. Not limiting the foregoing, Liberty and each ERISA Affiliate have offered group health plan coverage to each full-time employee thereof (as defined under the Healthcare Reform Laws), such that neither Liberty nor any ERISA Affiliate would reasonably be expected to have any liability under the Healthcare Reform Laws.

4.14 Brokers, Finders, and Financial Advisors. Except for the retention by Liberty of Raymond James & Associates, Inc. and fees payable by Liberty to Raymond James & Associates, Inc. for its services, neither Liberty or a Liberty Subsidiary nor any of their officers, directors, employees, or agents has employed a broker, finder, or financial advisor regarding the Merger or other transactions under this Agreement or incurred a liability or commitment for fees or commissions to any Person regarding the Merger or other transactions under this Agreement. A true and correct copy of the engagement agreement between Liberty and Raymond James & Associates, Inc., stating fees payable to Raymond James & Associates, Inc. for its services, is attached to Liberty Disclosure Schedule 4.14.

4.15 Environmental Matters. Except as stated in Liberty Disclosure Schedule 4.15:

4.15.1 To the Knowledge of Liberty, Liberty and the Liberty Subsidiaries for the last five years are and have been in material compliance with Environmental Laws,

4.15.2 Neither Liberty nor a Liberty Subsidiary has received written notice in the last five years that there is a material suit, claim, action, demand, executive, or administrative order, directive, request for information, investigation, or proceeding pending and, to the Knowledge of Liberty, no such action is threatened before any court, governmental agency, or other forum against Liberty, or a Liberty Subsidiary, (a) for alleged noncompliance (including by a predecessor) with or liability under an Environmental Law, or (b) relating to the presence of or release into the environment of Materials of Environmental Concern, regardless of whether occurring at or on a site owned, leased, or operated by Liberty or a Liberty Subsidiary,

4.15.3 To the Knowledge of Liberty, the properties currently owned or leased by Liberty or a Liberty Subsidiary (including without limitation soil, groundwater, or surface water on or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain Materials of Environmental Concern other than in amounts permitted under applicable Environmental Law or de minimis in nature and extent,

4.15.4 To the Knowledge of Liberty, there are no underground storage tanks on, in, or under any properties owned or operated by Liberty or a Liberty Subsidiary and no underground storage tanks have been closed or removed from any properties owned or operated by Liberty or a Liberty Subsidiary except in compliance with Environmental Laws,

4.15.5 Liberty and each Liberty Subsidiary have provided copies of Phase I studies or Phase II environmental assessments performed in the last five years for any properties owned or leased by Liberty or a Liberty Subsidiary.

4.16 Loan Portfolio.

4.16.1 The allowance for loan losses in the notes to Liberty’s audited balance sheets at December 31, 2021 and 2020 were, and the allowance for loan losses in the notes to the unaudited financial statements for periods ending after December 31, 2021 were, adequate as of the dates thereof under GAAP.

4.16.2 Liberty Disclosure Schedule 4.16.2 identifies as of the most recently available date (and in no event earlier than December 31, 2021) by account of (a) each borrower, customer, or other party that has notified Liberty or any Liberty Subsidiary during the past twelve months of, or has asserted against Liberty or any Liberty Subsidiary, in each case in writing, any “lender liability” or similar claim, and to the Knowledge of Liberty each borrower, customer, or other party that has given Liberty oral notification of or orally asserted to or against Liberty or any Liberty Subsidiary any such claim, and (b) all loans (1) that are contractually past due 90 days or more in the payment of principal or interest, (2) that are on nonaccrual status, (3) that as of December 31, 2021 are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) for which the interest rate has been reduced or the maturity dates has been extended because of concerns regarding the borrower’s ability to pay in accordance with the initial terms, or (5) for which a specific reserve allocation exists, and (c) all other assets classified by Liberty or any Liberty Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.16.3 All loans receivable (including discounts) and accrued interest entered on the books of Liberty or any Liberty Subsidiary arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of business, and the notes or other evidences of indebtedness for the loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts, and accrued interest on the books of Liberty or any Liberty Subsidiary are subject to no defenses, set-offs, or counterclaims (whether under usury or truth-in-lending laws or otherwise), except as may be provided by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by general principles of equity. All loans reflected on the Liberty Financial Statements are owned by Liberty or a Liberty Subsidiary free and clear of liens.

4.16.4 The notes and other evidences of indebtedness evidencing loans described above, and all pledges, mortgages, deeds of trust, and other collateral documents or security instruments relating thereto are valid, true, and genuine and are what they purport to be.

4.17 Related Party Transactions. Except as stated in Liberty Disclosure Schedule 4.17, neither Liberty nor a Liberty Subsidiary is a party to a transaction (including a loan or other credit accommodation but not including any depository relationship with an Affiliate of Liberty or a Liberty Subsidiary. Except as stated in Liberty Disclosure Schedule 4.17, all transactions with Affiliates (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to an Affiliate of Liberty or a Liberty Subsidiary is in default or, during the three-year period before the date of this Agreement, has been in default or has been restructured, modified, or extended. Neither Liberty nor a Liberty Subsidiary has been notified that principal or interest on any such loan or other credit accommodation will not be paid when due or that the loan grade classification of the loan or credit accommodation is inappropriate.

4.18 Deposits. Except as stated in Liberty Disclosure Schedule 4.18, none of the deposits of Liberty Bank as of December 31, 2021 are brokered deposits, as defined in 12 C.F.R. Section 337.6(a)(2).

4.19 Board Approval. The Board of Directors of Liberty has determined that the Merger is in the best interests of Liberty and its shareholders, has approved this Agreement, the Merger, and the other transactions under this Agreement, has resolved to recommend to the holders of Liberty Common Shares approval of this Agreement, and has directed that this Agreement and the Merger be submitted to the holders of Liberty Common Shares for their approval and adoption. The Board of Directors of Liberty has taken all necessary action under antitakeover, control share acquisition, merger moratorium, or similar laws so that, assuming Regulatory Approval and Liberty Shareholder Approval, the Merger and the other transactions under this Agreement may be completed according to the terms of this Agreement and may be completed without having to comply with the provisions of those laws.

4.20 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures, and forward contracts and other similar risk management arrangements, whether entered into for Liberty’s own account, for the account of a Liberty Subsidiary, or for the account of one or more of Liberty’s or a Liberty Subsidiary’s customers, in force and effect as of December 31, 2021, were entered into in compliance with all applicable laws, rules, regulations, and regulatory policies, and to the Knowledge of Liberty, with counterparties believed to be financially responsible at the time, and to the Knowledge of Liberty and each Liberty Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of Liberty or the Liberty Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Liberty or a Liberty Subsidiary nor any other party is in breach of its obligations under the agreement or arrangement.

4.21 Fairness Opinion. The Board of Directors of Liberty has received the opinion of Raymond James & Associates, Inc. to the effect that, subject to the terms, conditions, assumptions, and qualifications therein, as of the date of the opinion the Merger Consideration to be received by the Liberty shareholders in the Merger is fair to Liberty shareholders from a financial point of view. The opinion has not been amended or rescinded as of the date of this Agreement.

4.22 Intellectual Property.

4.22.1 Each of Liberty and its Subsidiaries, to Liberty’s Knowledge (a) owns (beneficially and of record, where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (b) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To Liberty’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To Liberty’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Liberty and each of its Subsidiaries as presently conducted. To Liberty’s Knowledge, each of Liberty and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

4.22.2 To Liberty’s Knowledge, the operation by Liberty and each of its Subsidiaries of their respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2021, no Person has asserted in writing that Liberty or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Liberty’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Liberty’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

4.22.3 Liberty and each of its Subsidiaries has taken reasonable measures to protect (a) their rights in their respective Owned Intellectual Property and (b) the confidentiality of all Trade Secrets that are owned, used or held by Liberty or any of its Subsidiaries, and to Liberty’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Liberty’s Knowledge, no Person has gained unauthorized access to Liberty’s or its Subsidiaries’ IT Assets.

4.22.4 Liberty’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Liberty and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Liberty’s Knowledge, Liberty and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Liberty’s Knowledge, Liberty and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

4.22.5 For purposes of this Agreement:

(a) “Intellectual Property” means any and all: (1) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (2) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (3) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (4) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (5) other intellectual property rights.

(b) “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(c) “Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of Liberty or Middlefield, as the case may be, and each of its respective Subsidiaries as presently conducted.

(d) “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Liberty or Middlefield, as the case may be, or any of their respective Subsidiaries.

4.23 Duties as Fiduciary. Except as stated in Liberty Disclosure Schedule 4.23, neither Liberty nor any Liberty Subsidiary performs any duties in any line of business requiring it to act in a fiduciary capacity to any other Person. For purposes of this Section 4.23, the term fiduciary capacity means (a) acting as trustee, executor, administrator, registrar of stocks and bonds, transfer agent, guardian, assignee, receiver, or custodian under a uniform gifts to minors act or (b) possessing investment discretion on behalf of another, and the term fiduciary capacity excludes Liberty’s capacity concerning individual retirement accounts or the Liberty Benefit Plans.

4.24 Employees; Labor Matters.

4.24.1 There are no labor or collective bargaining agreements to which Liberty or a Liberty Subsidiary is a party. To the Knowledge of Liberty, there is no union organizing effort pending or threatened against Liberty or a Liberty Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances not related to union employees), work slowdown, stoppage, or lockout pending or, to the Knowledge of Liberty, threatened against Liberty or a Liberty Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Liberty, threatened against Liberty or a Liberty Subsidiary (other than routine employee grievances not related to union employees). To Liberty’s Knowledge, Liberty and each Liberty Subsidiary is in compliance with all applicable laws governing employment and employment practices, terms and conditions of employment, and wages and hours. Neither Liberty nor a Liberty Subsidiary is engaged in unfair labor practices. Neither Liberty nor a Liberty Subsidiary is a party to or bound by an agreement for leasing employees.

4.24.3 To Liberty’s Knowledge, all Persons who have been treated as independent contractors by Liberty for Tax purposes satisfy the criteria to be so treated under all applicable federal, state, and local Tax laws, rules, and regulations.

4.25 The Liberty Bancshares Employee Stock Ownership Plan.

4.25.1 The trustee (“Trustee”) of the Liberty Bancshares, Inc. Employee Stock Ownership Plan as amended and restated effective as of January 1, 2016 (the “ESOP”) is (a) the duly appointed trustee of the ESOP, with the power and authority to act on behalf of the ESOP, (b) a fiduciary of the ESOP as described in Section 3(21) of ERISA, and (c) vested with the authority to act on behalf of the ESOP to the extent specified in the ESOP’s plan and trust documents.

4.25.2 The ESOP is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code, with a cash or deferred feature under Section 401(k) of the Code. The ESOP is a borrower under only one loan (the “ESOP Loan”). Liberty’s Disclosure Schedule 4.25.2 identifies (i) the ESOP Loan under which the ESOP is a borrower, (ii) the lender and guarantor (if any) of the ESOP Loan, and (iii) the securities of Liberty that were acquired with the ESOP Loan or acquired with any loan subsequently refinanced by the ESOP Loan (the “Employer Securities”). The ESOP Loan meets the requirements of Section 4975(d)(3) of the Code. The Employer Securities are pledged as collateral for the ESOP Loan, except to the extent they have been released from such pledge and allocated to the accounts of participants in the ESOP in accordance with the requirements of Treasury Regulations Sections 54.4975-7 and 54.4975-11. As of five (5) days before the Closing, the ESOP will have been terminated by Liberty and Liberty will have submitted an application to the IRS for a determination letter on the termination of the ESOP; and except as set forth on Schedule 4.25.2, neither the ESOP nor Liberty is subject to any claims in respect of the ESOP, except for payment of benefits and expenses payable in the sale of Liberty Common Shares held by the ESOP (the “ESOP Shares”) and the ordinary course of the administration and winding up of the ESOP.

4.25.3 The ESOP Shares at all times constituted “employer securities,” as defined in Code Sec. 409(l), and “qualifying employer securities”, as defined in Section 407(d)(5) of ERISA. Each purchase and sale of ESOP Shares to or from the ESOP were in compliance with applicable provisions of the Code and ERISA, including Section 401(a)(28)(C) of the Code and Section 3(18) of ERISA and based upon a valuation by the ESOP Independent Appraiser determined by the ESOP Trustee to be current. Neither the ESOP nor any Fiduciary of the ESOP has engaged at any time in a non-exempt prohibited transaction (as defined in Section 406 of ERISA and Section 4975 of the Code) with respect to the ESOP.

4.25.4 The ESOP complies and has always complied in all respects with Sections 401(a) and 4975 of the Code, and neither Liberty nor any participant in the ESOP is or may be subject to liability by reason of Section 4979A of the Code. The ESOP Trustee has been duly appointed by Liberty to serve as Trustee of the ESOP. To the Knowledge of Liberty, no ESOP fiduciary has any liability for breach of fiduciary duty or any failure to act in connection with the administration or investment of the ESOP assets.

4.25.5 There are no pending elections by any participant in the ESOP to receive distributions from the ESOP in the form of securities of Liberty.

4.26 Internal Controls.

4.26.1 The records, systems, controls, data, and information of Liberty and Liberty Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Liberty or Liberty Subsidiaries or accountants (including all means of access), except for any non-exclusive ownership and non-direct control by a third-party provider that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls.

4.26.2 Based on its most recent evaluation before the date of this Agreement, Liberty has disclosed to its auditors and the audit committee of the Board of Directors any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known to Liberty, and any fraud, regardless of whether material, involving management or employees who have a significant role in internal controls over financial reporting, known to Liberty.

4.26.3 Since December 31, 2021 neither Liberty or any Liberty Subsidiary nor, to Liberty’s Knowledge, any director, officer, employee, auditor, accountant, or representative of Liberty or a Liberty Subsidiary has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods (whether concerning loan loss reserves, write-downs, charge-offs, accruals, or otherwise) of it or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that it or any of its subsidiaries has engaged in questionable accounting or auditing practices. Since December 31, 2021 no attorney representing Liberty or a Liberty Subsidiary, regardless of whether employed by Liberty or a Liberty Subsidiary, has reported to Liberty, its auditors, its audit committee, or its Board of Directors evidence of a material violation of securities laws, breach of fiduciary duty, or similar violation by Liberty, a Liberty Subsidiary, or any of their officers, directors, employees, or agents to Liberty’s Board of Directors or any committee thereof or to any of its directors or officers.

4.27 Bank Owned Life Insurance. Each director, officer, or other employee on whose life Liberty or a Liberty Subsidiary maintains insurance is identified in Liberty Disclosure Schedule 4.27, and a copy of each life insurance policy has been provided to Middlefield. Each current or former director, officer, or other employee with whom Liberty or a Liberty Subsidiary has a split-dollar life insurance agreement is identified in Liberty Disclosure Schedule 4.27, and a copy of each life insurance policy has been provided to Middlefield.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MIDDLEFIELD

The representations and warranties in this Article V are subject to and are qualified by the Middlefield Disclosure Schedule delivered by Middlefield to Liberty on the date of this Agreement. Except for the representations and warranties in Section 5.2 regarding capitalization, which are true and correct in all respects, no representation or warranty in this Article V will be deemed untrue or incorrect and Middlefield will not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, circumstance, or event unless the fact, circumstance, or event, individually or taken together with all other facts, circumstances, or events, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (a) any qualification or exception for or reference to materiality in the representation or warranty and (b) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in the representation or warranty.

5.1 Organization.

5.1.1 Middlefield is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Merger Sub is a limited liability company duly organized and in good standing under the laws of the State of Ohio. Middlefield has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Middlefield is duly registered as a bank holding company under the BHC Act.

5.1.2 Middlefield Bank is a state banking corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Middlefield Bank (i) has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Middlefield, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

5.2. Capitalization.

5.2.1 The authorized capital stock of Middlefield consists exclusively of 10,000,000 shares of Middlefield Common Stock. As of the date of this Agreement there are (1) 7,347,526 shares of Middlefield Common Stock validly issued and outstanding, all of which are fully paid and non-assessable, and (2) 1,505,046 shares of Middlefield Common Stock held by Middlefield in treasury. Middlefield does not own of record or beneficially any shares of Middlefield common stock other than shares held as treasury stock or in a fiduciary capacity. Neither Middlefield nor any Middlefield Subsidiary has or is bound by any rights or other arrangements of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on, any capital stock of Middlefield or any other security of Middlefield or any Middlefield Subsidiary or any securities representing the right to vote, purchase, or otherwise receive any capital stock of Middlefield or any Middlefield Subsidiary or any other security of Middlefield or any Middlefield Subsidiary, other than shares of Middlefield Common Stock underlying restricted stock awards granted under benefit plans maintained by Middlefield. All shares of Middlefield common stock issuable by option exercise are or will when issued be duly authorized, validly issued, fully paid, and non-assessable, when issued upon the terms and conditions specified in the agreements under which they are issuable.

5.2.2 Middlefield owns all of the equity interests of each Middlefield Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements, and restrictions of any kind or nature. Except for the Middlefield Subsidiaries and except as stated in Middlefield Disclosure Schedule 5.2.2, Middlefield does not possess directly or indirectly any equity interest in any corporate or other legal entity, other than equity interests held in the investment portfolio of Middlefield or a Middlefield Subsidiary (which in no case exceeds five percent of an issuer’s outstanding equity securities) and equity interests held as a result of the lending activities of Middlefield Bank, including stock in the FHLB.

5.2.3 Except as disclosed in Middlefield Disclosure Schedule 5.2.3, to Middlefield’s Knowledge no Person is the beneficial owner (as defined in Section 13(d) of the Securities Exchange Act of 1934) as of the date of this Agreement of five percent or more of the outstanding shares of Middlefield Common Stock.

5.2.4 No bonds, debentures, notes, or other indebtedness having the right to vote (either absolute or contingent on certain events) on any matters on which Middlefield’s shareholders may vote have been issued by Middlefield and are outstanding.

5.3 Authority; No Violation.

5.3.1 Middlefield has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of Regulatory Approvals and approval of this Agreement, the Merger and the transactions contemplated herein by shareholders of Middlefield (“Middlefield Stockholder Approval”), to perform its obligations hereunder and to consummate the Merger and other transactions under this Agreement. Execution and delivery of this Agreement by Middlefield and completion by Middlefield of the Merger and other transactions under this Agreement have been duly and validly approved by the Board of Directors of Middlefield. This Agreement, when executed by Merger Sub, shall have been approved by the Board of Directors of Merger Sub and by Middlefield, as the sole member of Merger Sub. Subject to Liberty Shareholder Approval and Middlefield Stockholder Approval and receipt of Regulatory Approvals, and assuming due and valid execution and delivery of this Agreement by Liberty, this Agreement has been duly and validly executed and delivered by Middlefield and constitutes the valid and binding obligation of Middlefield and Merger Sub, enforceable against Middlefield and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws affecting creditors’ rights generally, and regarding enforceability subject also to general principles of equity.

5.3.2 Neither execution and delivery of this Agreement by Middlefield and Merger Sub nor consummation of the Merger and other transactions under this Agreement, nor compliance by Middlefield with the terms and provisions of this Agreement will (a) conflict with or result in a breach of any provision of the articles of incorporation or articles of organization of Merger Sub, as applicable, and code of regulations of Middlefield, (b) subject to receipt of all Regulatory Approvals, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree, or injunction applicable to Middlefield or any Middlefield Subsidiary or any of their respective properties or assets, or (c) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, result in termination or amendment of, accelerate performance required by, or result in a right of termination or acceleration or creation of a lien, security interest, charge, or other encumbrance upon any of the properties or assets of Middlefield or any Middlefield Subsidiary under the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other investment or obligation to which Middlefield or any Middlefield Subsidiary is a party or by which they or any of their respective properties or assets is bound.

5.4 Consents. Except for (a) receipt of Regulatory Approvals and compliance with conditions contained therein, (b) compliance with applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, and state securities or blue sky laws, (c) filing of the certificates of merger with the Ohio Division of Financial Institutions and Ohio Secretary of State in connection with the Merger and the Bank Merger, (d) filing of the Registration Statement with the SEC and having the SEC declare the Registration Statement effective, (e) receipt of Liberty Shareholder Approval, (f) receipt of Middlefield Stockholder Approval, no consents, waivers, or approvals of or filings or registrations with a Governmental Entity or Bank Regulator are necessary, and (g) such filing and approval of listing of Middlefield Common Stock on the Nasdaq and to the Knowledge of Middlefield no consents, waivers, or approvals of or filings or registrations with other third parties are necessary for execution and delivery of this Agreement by Middlefield or for completion by Middlefield of the Merger and performance by Middlefield of its obligations under this Agreement. Middlefield has no reason to believe that Regulatory Approvals or other required consents or approvals will not be received or will include conditions (financial or otherwise) or requirements that could reasonably be expected by Middlefield to result in a Material Adverse Effect on Middlefield, taken as a whole or on Liberty, or that a public body or authority having jurisdiction over the affairs of Middlefield or any Middlefield Subsidiary, the consent or approval of which is not required or under the rules of which a filing is not required, will object to the Merger or completion of the other transactions under this Agreement.

5.5 Financial Statements.

5.5.1 The Middlefield Regulatory Reports filed with the FDIC and FRB were prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by the reports.

5.5.2 Middlefield made available to Liberty the Middlefield Financial Statements for the periods through December 31, 2021. The Middlefield Financial Statements fairly present in each case in all material respects (subject in the case of unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations, and cash flows of Middlefield and the Middlefield Subsidiaries as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as stated in the notes thereto, or in the case of unaudited statements as permitted by GAAP.

5.5.3 At the date of the most recent consolidated statement of financial condition included in the Middlefield Financial Statements or Middlefield Regulatory Reports, Middlefield did not have any liabilities, obligations, or loss contingencies of any nature (whether absolute, accrued, contingent, or otherwise) of a type required to be presented in the Middlefield Financial Statements or footnotes that are not fully presented or reserved against therein or fully disclosed in a footnote, except for liabilities, obligations, and loss contingencies that are not material individually or in the aggregate or that were incurred in the ordinary course of business consistent with past practice, and subject in the case of any unaudited statements to normal, recurring audit adjustments and absence of footnotes.

5.6 Taxes.

5.6.1 Middlefield and the Middlefield Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code of 1986. On behalf of itself and Middlefield Subsidiaries, Middlefield has timely filed or caused to be filed all Tax Returns (including but not limited to those filed on a consolidated, combined, or unitary basis) required to be filed by Middlefield and the Middlefield Subsidiaries before the date of this Agreement, or requests for extensions to file the returns and reports have been timely filed. All of Middlefield’s Tax Returns are true, correct, and complete in all material respects. Middlefield and the Middlefield Subsidiaries have timely paid or before the Effective Time will pay all Taxes, whether or not shown on returns or reports, due or claimed to be due to any Governmental Entity, other than Taxes being contested in good faith. Middlefield and the Middlefield Subsidiaries have declared on their Tax Returns all positions taken that could result in substantial underpayment of United States Federal Income Tax within the meaning of Section 6662 of the Internal Revenue Code (or any corresponding provision of state or local laws). As of the most recent Middlefield Financial Statements, accrued but unpaid Taxes of Middlefield and the Middlefield Subsidiaries did not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established for timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto). Middlefield and the Middlefield Subsidiaries are subject to Tax audits in the ordinary course of business. Middlefield’s management does not believe that an adverse resolution of Tax audits of which it has Knowledge would be reasonably likely to have a Material Adverse Effect on Middlefield and the Middlefield Subsidiaries have not been notified in writing by any jurisdiction that Middlefield or any Middlefield Subsidiary is required to file in the jurisdiction a Tax Return that has not been filed. Neither Middlefield nor any Middlefield Subsidiary is a member of a group with which they have filed or been included in a combined, consolidated, or unitary income Tax Return other than a group the common parent of which is Middlefield or has any liability for Taxes of any Person other than Middlefield or a Middlefield Subsidiary under Treas. Reg. 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise. As of the date of this Agreement, all deficiencies proposed in writing as a result of any audits have been paid or settled. There are no written claims or assessments pending against Middlefield or a Middlefield Subsidiary for an alleged deficiency in a Tax due, and neither

Middlefield nor a Middlefield Subsidiary has been notified in writing of any proposed Tax claims or assessments against Middlefield or a Middlefield Subsidiary. Middlefield and the Middlefield Subsidiaries have duly and timely withheld, collected, and paid to the appropriate taxing authority all amounts required to be withheld and paid under applicable laws and have duly and timely filed all Tax Returns for withheld Taxes within the time prescribed under any applicable law. Middlefield has delivered to Liberty true and complete copies of all Tax Returns of Middlefield and the Middlefield Subsidiaries for taxable periods ending on or after December 31, 2020. Neither Middlefield nor a Middlefield Subsidiary is or has been a party to a reportable transaction, as defined in Section 6707A(c)(1) of the Internal Revenue Code of 1986 and Treas. Reg. 1.6011-4(b). Neither Middlefield nor a Middlefield Subsidiary has distributed stock of another Person or had stock distributed by another Person in a transaction purportedly or intended to be governed in whole or in part by Sections 355 or 361 of the Internal Revenue Code. Neither Middlefield nor a Middlefield Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(1)(A)(ii).

5.6.2 Neither Middlefield nor any of the Middlefield Subsidiaries or Affiliates has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

5.7 Absence of Changes. Since December 31, 2021, no event has occurred and no circumstance has arisen that has had or reasonably would be expected to have a Material Adverse Effect on Middlefield or any Middlefield Subsidiary.

5.8 Ownership of Property; Insurance Coverage.

5.8.1 Each of Middlefield and a Middlefield Subsidiary has good and, regarding real property, marketable title to all assets and properties used by Middlefield or the Middlefield Subsidiary in the conduct of businesses, whether the assets and properties are real or personal, tangible or intangible, including assets and property reflected in the most recent consolidated balance sheet in the Middlefield Financial Statements or acquired thereafter (excepting assets and properties disposed of in the ordinary course of business since the date of the balance sheet), subject to no encumbrances, liens, mortgages, security interests, or pledges, except (a) items securing liabilities for public or statutory obligations or any discount with, borrowing from, or other obligations to FHLB, inter-bank credit facilities, reverse repurchase agreements, or any transaction by Middlefield or a Middlefield Subsidiary acting in a fiduciary capacity, and (b) statutory liens for amounts not yet delinquent or being contested in good faith.

Middlefield and the Middlefield Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Middlefield and the Middlefield Subsidiaries in the conduct of business to occupy or use properties as presently occupied and used by each of them. Existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments for the leases and lease commitments are as disclosed in all material respects in the notes to the Middlefield Financial Statements.

5.8.2 For all material agreements under which Middlefield or a Middlefield Subsidiary has purchased securities subject to an agreement to resell, if any, Middlefield or the Middlefield Subsidiary has a lien or security interest (which to Middlefield’s Knowledge is a valid and perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

5.8.3 Middlefield and each Middlefield Subsidiary currently maintain (and has continuously maintained during the past six years) insurance considered by each of them to be reasonable for their respective operations. Neither Middlefield nor a Middlefield Subsidiary has received notice from an insurance carrier that insurance will be canceled, coverage reduced or eliminated, or premium costs increased. Except as stated in Middlefield Disclosure Schedule 5.8.3, there are no claims pending under policies of insurance and no notices of claim have been given by Middlefield or any Middlefield Subsidiary under the policies. All insurance is valid and enforceable and in full force and effect (other than insurance expiring in accordance with its terms), and within the last three years Middlefield and each Middlefield Subsidiary has received each type of insurance coverage for which it applied and was not denied indemnification for any claims submitted under an insurance policy. Middlefield Disclosure Schedule 5.8.3 identifies all policies of insurance maintained by Middlefield and each Middlefield Subsidiary, including the name of the insurer, policy number, type of policy, and any applicable deductibles, as well as the other matters required to be disclosed under this Section 5.8.3. Middlefield has made available to Liberty a copy of all policies identified in Middlefield Disclosure Schedule 5.8.3.

5.9 Legal Proceedings. Except as disclosed in Middlefield Disclosure Schedule 5.9, neither Middlefield nor a Middlefield Subsidiary is a party to any, and there are no pending or, to the Knowledge of Middlefield, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (a) against Middlefield or a Middlefield Subsidiary, (b) to which Middlefield or a Middlefield Subsidiary’s assets are or may be subject, (c) challenging the validity or propriety of any of the Merger or other transactions under this Agreement, or (d) that reasonably could be expected to adversely affect the ability of Middlefield or Middlefield Bank to perform its obligations under this Agreement.

5.10 Compliance with Applicable Law. Except as disclosed in Middlefield Disclosure Schedule 5.10:

5.10.1 To Middlefield’s Knowledge, each of Middlefield and a Middlefield Subsidiary complies in all material respects with federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business, and its relationship with employees, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Middlefield nor a Middlefield Subsidiary has received written notice to the contrary.

5.10.2 Middlefield and each Middlefield Subsidiary have all necessary permits, licenses, authorizations, orders, and approvals of and has made all necessary filings, applications, and registrations with Governmental Entities and Bank Regulators to permit it to own or lease its properties and conduct its business as currently conducted. All necessary permits, licenses, certificates of authority, orders, and approvals are in full force and effect and, to the Knowledge of Middlefield, no suspension or cancellation of a permit, license, certificate, order, or approval is threatened or will result from the consummation of the Merger or other transactions under this Agreement, subject to obtaining Regulatory Approvals.

5.10.3 Since January 1, 2019 neither Middlefield nor a Middlefield Subsidiary has received written notification or any other communication from a Bank Regulator (a) asserting that Middlefield or a Middlefield Subsidiary is not in material compliance with a statute, regulation, or ordinance the Bank Regulator enforces, (b) threatening to revoke a license, franchise, permit, or governmental authorization, (c) requiring or threatening to require Middlefield or a Middlefield Subsidiary, or stating that Middlefield or a Middlefield Subsidiary is required, to enter into a cease-and-desist order, agreement, or memorandum of understanding, or any other arrangement with a federal or state governmental agency or authority charged with supervision or regulation of banks or bank holding companies, or restricting or limiting or purporting to restrict or limit the operations of Middlefield or a Middlefield Subsidiary, including without limitation a restriction on the payment of dividends, or (d) directing, restricting, or limiting or purporting to direct, restrict, or limit the operations of Middlefield or a Middlefield Subsidiary. Subject to adherence to regulatory confidentiality obligations, neither Middlefield nor a Middlefield Subsidiary has consented to or entered into a Regulatory Agreement that is currently in effect. The most recent Performance Evaluation given to Middlefield Bank under the Community Reinvestment Act of 1977 is Satisfactory or better.

5.11 Brokers, Finders, and Financial Advisors. Except for retention by Middlefield of Keefe Bruyette & Woods and fees payable by Middlefield to Keefe Bruyette & Woods, neither Middlefield nor a Middlefield Subsidiary nor any of their respective officers, directors, employees, or agents has employed a broker, finder, or financial advisor regarding the Merger or the other transactions under this Agreement.

5.12 Loan Portfolio.

5.12.1 The allowances for loan losses in the notes to Middlefield’s audited consolidated statements of financial condition at December 31, 2021 and 2020 were, and the allowance for loan losses in the notes to the unaudited consolidated financial statements for periods ending after December 31, 2021 were adequate as of the dates thereof under GAAP.

5.12.2 Middlefield Disclosure Schedule 5.12.2 identifies as of the most recently available date (and in no event earlier than March 31, 2022) by account of (a) each borrower, customer or other party that has notified Middlefield or Middlefield Bank during the past twelve months of, or has asserted against Middlefield or Middlefield Bank, in each case in writing, any “lender liability” or similar claim, and to the Knowledge of Middlefield each borrower, customer, or other party that has given Middlefield or Middlefield Bank oral notification of or orally asserted to or against Middlefield or Middlefield Bank any such claim, and (b) all loans (1) that are contractually past due 90 days or more in the payment of principal or interest, (2) that are on nonaccrual status, (3) that as of March 31, 2022 are classified as “Other Loans Specially

Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) for which the interest rate has been reduced or the maturity date has been extended because of concerns regarding the borrower’s ability to pay in accordance with the initial terms, or (5) for which a specific reserve allocation exists, and (c) all other assets classified by Middlefield or Middlefield Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

5.12.3 All loans receivable (including discounts) and accrued interest entered on the books of Middlefield and Middlefield Bank arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Middlefield’s and Middlefield Bank’s business, and the notes or other evidences of indebtedness for the loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts, and the accrued interest on the books of Middlefield and Middlefield Bank are subject to no defenses, set-offs, or counterclaims (whether under usury or truth-in-lending laws or otherwise), except as may be provided by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by general principles of equity. All loans are owned by Middlefield or Middlefield Bank free and clear of liens.

5.12.4 The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust, and other collateral documents or security instruments relating thereto are valid, true, and genuine and are what they purport to be.

5.13 Intellectual Property.

5.13.1 Each of Middlefield and its Subsidiaries, to Middlefield’s Knowledge (a) owns (beneficially and of record, where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (b) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To Middlefield’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To Middlefield’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Middlefield and each of its Subsidiaries as presently conducted. To Middlefield’s Knowledge, each of Middlefield and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

5.13.2 To Middlefield’s Knowledge, the operation by Middlefield and each of its Subsidiaries of their respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2021, no Person has asserted in writing that Middlefield or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Middlefield’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Middlefield’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

5.13.3 Middlefield and each of its Subsidiaries has taken reasonable measures to protect (a) their rights in their respective Owned Intellectual Property and (b) the confidentiality of all Trade Secrets that are owned, used or held by Middlefield or any of its Subsidiaries, and to Middlefield’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Middlefield’s Knowledge, no Person has gained unauthorized access to Middlefield’s or its Subsidiaries’ IT Assets.

5.13.4 Middlefield’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Middlefield and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Middlefield’s Knowledge, Middlefield and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Middlefield’s Knowledge, Middlefield and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

5.14 Internal Controls.

5.14.1 The records, systems, controls, data and information of Middlefield and Middlefield Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Middlefield or the Middlefield Subsidiaries or accountants (including all means of access), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Middlefield and the Middlefield Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Middlefield has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) to ensure that material information relating to it and the Middlefield Subsidiaries is made known to management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Securities Exchange Act of 1934 and Sections 302 and 906 of the Sarbanes-Oxley Act.

5.14.2 Based on its most recent evaluation before the date of this Agreement, Middlefield has previously disclosed to its auditors and the audit committee of the Board of Directors any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and any fraud, regardless of whether material, involving management or employees who have a significant role in internal controls over financial reporting.

5.14.3 Since December 31, 2021, neither Middlefield or any Middlefield Subsidiary nor, to Middlefield’s Knowledge, any director, officer, employee, auditor, accountant or representative of Middlefield or a Middlefield Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (whether concerning loan loss reserves, write-downs, charge-offs, accruals, or otherwise) of it or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that it or any of its subsidiaries has engaged in questionable accounting or auditing practices. Since December 31, 2021 no attorney representing Middlefield or a Middlefield Subsidiary, regardless of whether employed by Middlefield or a Middlefield Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty, or similar violation by Middlefield, a Middlefield Subsidiary, or any of their officers, directors, employees, or agents to Middlefield’s Board of Directors or any committee thereof or to any of its directors or officers.

5.15 Merger Consideration. When issued in accordance with the terms of this Agreement, the shares of Middlefield common stock to be issued in the Merger will be duly authorized, validly issued, fully paid, non-assessable, and not subject to preemptive rights.

5.16. Fairness Opinion. The Board of Directors of Middlefield has received the opinion of Keefe, Bruyette & Woods (“Keefe Bruyette & Woods”) to the effect that, subject to the terms, conditions, assumptions and qualifications therein, as of the date of the opinion the Exchange Ratio in the Merger is fair from a financial point of view to Middlefield. The opinion has not been rescinded as of the date of this Agreement.

5.17 Middlefield Employee Benefit Plans.

5.17.1 Except as stated in Middlefield Disclosure Schedule 5.17.1, (a) all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, restricted stock unit, severance pay, retention, vacation, bonus, or other incentive plans, all employment, change in control, consulting, severance, and retention agreements, all other written employee programs, arrangements, or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance, or other health or welfare plans (including paid time-off policies and other material benefit policies and procedures), and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Middlefield, a Middlefield Subsidiary, or an ERISA Affiliate for the benefit of employees, former employees, retirees (or dependents, including spouses, of the foregoing), directors, independent contractors, or other service providers to Middlefield and under which employees, former employees, retirees, dependents, spouses, directors, or other service providers of Middlefield are eligible to participate (collectively, “Middlefield Benefit Plans”) are in material compliance with (and have been managed and administered in accordance with) the applicable terms of ERISA, the Internal Revenue Code of 1986, and any other applicable laws, and (b) each Middlefield Benefit Plan governed by ERISA and intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (1) has received a favorable determination letter from the IRS (and Middlefield is not aware of any circumstances likely to result in revocation of a favorable determination letter) or timely application has been made therefor, (2) is maintained under a prototype plan approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor, or (3) is maintained under a volume submitter plan approved by the IRS and is entitled to rely upon the IRS National Office advisory letter issued to the volume submitter sponsor. To the Knowledge of Middlefield, there exists no fact that would adversely affect qualification of any of the Middlefield Benefit Plans intended to be qualified under Section 401(a) of the Internal Revenue Code, or any threatened or pending claim against any of the Middlefield Benefit Plans or their fiduciaries by any participant, beneficiary, or Governmental Entity (other than routine claims for benefits). Neither Middlefield nor a Middlefield Subsidiary has engaged in a transaction or omitted to take any action regarding a Middlefield Benefit Plan that would reasonably be expected to subject Middlefield or a Middlefield Subsidiary to a material unpaid tax or penalty imposed by Chapter 43 of the Internal Revenue Code or Sections 409 or 502 of ERISA.

5.17.2 No Middlefield Benefit Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which Middlefield or an ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Internal Revenue Code of 1986. Except as stated in Middlefield Disclosure Schedule 5.17.3, neither Middlefield nor an ERISA Affiliate has ever maintained or contributed to a Middlefield Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Internal Revenue Code, or Section 302 of ERISA or is a multiemployer plan (as defined in Section 3(37) of ERISA) and neither Middlefield, an ERISA Affiliate, nor any trust created thereunder, nor any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty under Section 409 or 502 of ERISA or a tax imposed under Chapter 43 of the Internal Revenue Code.

5.17.3 Except as stated in Middlefield Disclosure Schedule 5.17.4, all material contributions required to be made under the terms of a Middlefield Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Middlefield’s consolidated financial statements to the extent required by GAAP and Section 412 of the Internal Revenue Code of 1986. Middlefield and each Middlefield Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable Middlefield Benefit Plan for financial reporting purposes to the extent required by GAAP.

5.17.4 Middlefield has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Internal Revenue Code of 1986 (the “COBRA”), and the regulations thereunder. All reports, statements, returns, and other information required to be furnished or filed regarding Middlefield Benefit Plans have been timely furnished, filed, or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Internal Revenue Code, and they are true, correct, and complete. To Middlefield’s Knowledge, records regarding Middlefield Benefit Plans have been maintained in compliance with Section 107 of ERISA. To Middlefield’s Knowledge, neither Middlefield nor any other fiduciary (as that term is defined in ERISA Section 3(21)) for a Middlefield Benefit Plan has liability for a breach of fiduciary duties under Sections 404, 405 or 409 of ERISA. No Middlefield Benefit Plan fails to satisfy applicable requirements of Section 105(h)(2) of the Internal Revenue Code (determined without regard to whether the Middlefield Benefit Plan is self-insured).

5.17.5 No claim, lawsuit, arbitration, or other action has been asserted or instituted or, to the Knowledge of Middlefield, has been threatened or is anticipated against any Middlefield Benefit Plan (other than routine claims for benefits and appeals of claims), Middlefield, any Middlefield Subsidiary, or any director, officer, or employee, or the assets of any trust of a Middlefield Benefit Plan.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Businesses Prior to the Effective Time

6.1.1 During the period from the date of this Agreement to the Effective Time, (a) each of Liberty and Middlefield shall, and shall cause each of their respective Subsidiaries to, subject to the effects of compliance with this Agreement and the transactions contemplated hereby, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of Liberty and Middlefield shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Liberty or Middlefield to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

6.1.2 Liberty will maintain Tier 1 Capital (as defined herein) of at least $55,621,000, based on Liberty’s Tier 1 Capital at March 31, 2022. For this purpose, Tier 1 Capital means the sum of common equity Tier 1 Capital and additional Tier 1 Capital, as defined in FRB rules at 12 C.F.R. 217.20. It is understood and agreed that calculations made under this Section 6.1.2 shall be exclusive of the following expenses (the “Permitted Expenses”): (A) expenses incurred in connection with the transactions contemplated by and compliance with this Agreement, including but not limited to (i) expenses incurred investigating, negotiating, documenting, effecting, and consummating the transactions under this Agreement generally, (ii) Liberty’s information systems deconversion costs, (iii) any contract termination costs, (iv) costs relating to all change in control payments contemplated by Section 7.5.2, as subject to adjustment for compliance with Section 280G safe harbor amounts for each Liberty contract recipient, or termination of agreements and plans contemplated by Section 7.5.6, (v) investment banking and fairness opinion fees with respect to the transaction, (vi) accounting fees, proxy solicitation fees, third party loan review fees, and legal fees including tax-related legal fees incurred in connection with the transaction, and (B) the effects of (i) changes after the date of this Agreement in laws, rules, or regulations affecting banks or their holding companies generally, or interpretations thereof by courts or governmental agencies, (ii) changes after the date hereof in applicable GAAP or regulatory accounting requirement, or the enforcement, implementation or interpretation thereof, (iii) changes in regulatory accounting requirements, in any case applicable to financial institutions or their holding companies generally and not specifically relating to Liberty or any Liberty Subsidiary, or (iv) any legal action asserted or other actions initiated by any holder of Liberty Common Shares, Liberty Non-Voting Common Shares, or Liberty Preferred Shares, or any holder of shares of Middlefield Common Stock, arising out of or related to this Agreement. Liberty Disclosure Schedule 6.1.2 sets forth Liberty’s estimate as of the date hereof of total Permitted Expenses (the “Target Permitted Expenses”).

6.1.3 Liberty will use commercially reasonable efforts to obtain the consent, if required, of lessors or other contract parties for any lease or contract identified in Liberty Disclosure Schedule 4.8.2. Liberty will promptly inform Middlefield of any lessor or other contract party’s consent or refusal to consent, if required.

6.2 Liberty Forbearances. Except as specifically permitted or required by this Agreement, including but not limited to Section 6.1.1(a)(i), or as consented to in advance by Middlefield in writing, which consent may not be unreasonably withheld, conditioned or delayed, from the date of this Agreement to the Effective Time Liberty will not:

(a) take any action that would or is reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986,

(b) change or waive any provision of its articles of incorporation or code of regulations, except as required by law

(c) issue any Liberty Common Shares, issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into Liberty Common Shares, split, combine, or reclassify any shares of capital stock, declare, set aside, or pay any dividend or other distribution on its capital stock, or redeem or otherwise acquire any shares of capital stock, except that Liberty may issue shares upon exercise of restricted stock unit awards identified in Liberty Disclosure Schedule 4.2.1 and Liberty may continue to declare and pay regular cash dividends in amounts and with payment and record dates consistent with past practice (provided that declaration and payment of the final Liberty dividend before the Effective Time is coordinated with Middlefield so that holders of Liberty Common Shares do not receive dividends on both Liberty Common Shares and Middlefield Common Stock for the same period).

(d) enter into, amend in any material respect, or terminate a material contract or agreement, including without limitation a litigation settlement agreement, except as provided by this Agreement; for this purpose, a material contract or agreement is one having a value exceeding or providing for payments exceeding $50,000 over the life of the contract or agreement,

(e) apply to open a branch or automated teller facility or give notice of the intent to close a branch or automated teller facility,

(f) increase salary or wages, grant or agree to pay a bonus (discretionary or otherwise) or severance or termination pay to, or enter into, renew, or amend an employment agreement, severance agreement, or supplemental executive agreement with, or increase the compensation or fringe benefits of, any director, officer, employee, or consultant except (1) as may be required by commitments existing on the date of this Agreement and disclosed in Liberty Disclosure Schedules 4.8.1 and 4.13.1 or as required by this Agreement, (2) bonuses, incentive payments, and salary adjustments in the ordinary course of business consistent with past practice, or (3) as provided by this Agreement. Liberty will not hire or promote an employee to a rank having a title of vice president or other more senior rank or hire a new employee at an annual rate of compensation exceeding $155,000, but Liberty may hire at-will non-officer employees at an annual compensation rate not exceeding $75,000 to fill vacancies arising in the ordinary course of business. However, Liberty may not hire a new employee without first seeking to fill the position with a qualified internal candidate,

(g) except as required by law, by the plan or agreement, or by the terms of this Agreement, enter into or modify a pension, retirement, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance, or other employee benefit, incentive, or welfare contract, plan, or arrangement, or any trust agreement related thereto for any director, officer, or employee, or make a contribution to a defined contribution or defined benefit plan not in the ordinary course of business or not consistent with past practice,

(h) merge or consolidate Liberty with a Person, sell or lease all or a substantial portion of the assets or business of Liberty, make an acquisition of all or a substantial portion of the business or assets of a Person other than in foreclosure, settlement in lieu of foreclosure, troubled loan or debt restructuring, or collection of a loan or credit arrangement between Liberty and a Person, enter into a purchase and assumption transaction for deposits and liabilities, incur deposit liabilities other than liabilities incurred in the ordinary course of business consistent with past practice and consistent with prevailing competitive rates, permit the revocation or surrender by Liberty Bank of its certificate of authority to maintain, or file an application for the relocation of, a branch office,

(i) except for transactions with the FHLB, subject an asset of Liberty to a lien, pledge, security interest, or other encumbrance (excepting deposits, repurchase agreements, bankers acceptances, pledges in connection with acceptance of governmental deposits, transactions in “federal funds,” and satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice, or incur indebtedness for borrowed money or guarantee indebtedness, except in the ordinary course of business consistent with past practice;

(j) change its method, practice, or principle of accounting, except as may be required from time to time by GAAP (without optional early adoption) or regulatory accounting principles or by any Bank Regulator responsible for regulating Liberty,

(k) waive, release, grant, or transfer any rights of value or modify or change existing indebtedness to which Liberty is a party other than in the ordinary course of business consistent with past practice,

(l) purchase any securities for inclusion in its investment securities portfolio except securities rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service and having a duration of three years or less,

(m) except for unexpired commitments issued before the date of this Agreement (other than unused portions of lines of credit) and disclosed in Liberty Disclosure Schedule 6.2(m) and except for the renewal of existing lines of credit, (x) make or acquire a new loan or other credit facility commitment (including without limitation loan participation, line of credit, or letter of credit) exceeding $4,000,000 or (y) make or acquire a new loan or other credit facility commitment (including without limitation loan participation, line of credit, or letter of credit) in an amount that would result in a lending relationship to a borrower or an affiliated group of borrowers exceeding $4,000,000; provided, however, that any of the proposed actions specified in (x) and (y) above will be permissible after Liberty provides forty-eight hours’ prior written notice thereof to Middlefield,

(n) enter into, renew, extend, or modify any other transaction (other than a deposit transaction) with an Affiliate,

(o) enter into a futures contract, option, interest rate cap, interest rate floor, interest rate exchange agreement, or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest,

(p) except for execution of this Agreement and actions taken or to be taken in accordance with this Agreement, take any action that would create on the part of any individual a right to payment under the terms of an employment agreement,

(q) except as may be required by changes in applicable law or regulations, GAAP, regulatory accounting principles, or by a Bank Regulator, make any change in policies in force on the date of this Agreement regarding extension of credit or establishment of reserves for possible losses or charge-off of losses, investments, asset/liability management, or other banking policies,

(r) except for execution of this Agreement and except for the Merger and other transactions contemplated under this Agreement and any terminations of employment, take any action that would accelerate the right to payment on the part of any individual under a Liberty Benefit Plan,

(s) make capital expenditures exceeding $50,000 individually or $100,000 in the aggregate, other than for binding commitments existing on the date of this Agreement and disclosed in Liberty Disclosure Schedule 6.2(s),

(t) purchase or otherwise acquire or sell or otherwise dispose of any assets or incur any liabilities except as disclosed in Liberty Disclosure Schedule 6.2(t), other than in the ordinary course of business consistent with past practices and policies,

(u) except for existing commitments to sell a participation interest in a loan, sell a participation interest in a loan other than sales of loans secured by one-to-four-family real estate consistent with past practice, without first giving Middlefield the first opportunity and a reasonable time to purchase the participation being sold, or purchase a participation interest in a loan other than purchases of participation interests from Middlefield,

(v) except in the ordinary course of providing credit to customers as part of its banking business, undertake or enter into a lease, contract, or other commitment for Liberty’s account involving payment by Liberty of more than $50,000 annually or containing a financial commitment extending beyond 12 months from the date of this Agreement,

(w) except in the ordinary course of business consistent with past practice and involving solely money damages of up to $25,000 individually or $50,000 in the aggregate and that does not create adverse precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, pay, discharge, settle, or compromise a claim, action, litigation, arbitration, or proceeding,

(x) except for actions disclosed in Liberty Disclosure Schedule 6.2(y), foreclose upon or take a deed or title to any commercial real estate without having a Phase I environmental assessment of the property conducted as of a reasonably current date and, if the Phase I environmental assessment of the property reveals the presence of Materials of Environmental Concern, providing notice to Middlefield before the final sale,

(y) purchase or sell a mortgage loan servicing right other than in the ordinary course of business consistent with past practice,

(z) make, renew, or modify any loan, loan commitment, or other extension of credit if the loan, loan commitment, or other extension of credit is (x) contractually past due 90 days or more in the payment of principal or interest, or (y) on nonaccrual status, or (z) as of March 31, 2022 classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import.

(aa) except as required by law or for communications in the ordinary course of business consistent with past practice and not relating to the Merger or other transactions under this Agreement, issue a broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without first consulting with Middlefield and, if the communication has to do with post-Closing employment or benefit or compensation information, without first obtaining Middlefield’s consent, which consent may not be unreasonably withheld, conditioned, or delayed, or issue a broadly distributed communication of a general nature to customers without first obtaining Middlefield’s approval, which approval may not be unreasonably withheld, conditioned, or delayed,

(bb) make, change, or rescind a material election concerning Taxes or Tax Returns, file an amended Tax Return, enter into a closing agreement regarding Taxes, settle or compromise a material Tax claim or assessment, or surrender a right to claim a refund of Taxes or obtain a Tax ruling,

(cc) take any action that would (1) materially adversely affect the ability of the parties to obtain Regulatory Approval or materially increase the time necessary to obtain Regulatory Approval, (2) materially adversely affect Liberty’s ability to perform its covenants and agreements under this Agreement or (3) result in any representation and warranty in Article IV not being true and correct on the date of this Agreement or at any future date on or before the Closing Date or result in any of the conditions of Article VIII not being satisfied,

(dd) enter into a contract to do or otherwise agree or commit to do any of the foregoing.

6.3 Current Information.

6.3.1 Subject to the confidentiality obligations of Section 10.2, from the date of this Agreement to the Effective Time Liberty will cause one or more of its representatives to inform Middlefield regarding Liberty’s operations as Middlefield reasonably requests. Liberty will promptly notify Middlefield of any material change in the ordinary course of its business or in the operation of its properties and, if permitted by applicable law, of a governmental complaint, investigation, hearing (or communications disclosing that a governmental complaint, investigation, or hearing is being considered), or institution or threat of material litigation involving Liberty. In addition, senior officers of Middlefield and Liberty will meet monthly to review the financial and operational affairs of Liberty Bank and Middlefield Bank. Liberty will give due consideration to Middlefield’s input about financial and operational affairs, with the understanding that neither Middlefield nor Middlefield Bank is permitted to exercise control of Liberty before the Effective Time and that nothing herein shall restrict or inhibit the Liberty officers’ exercise of their business judgment in conducting the financial and operational affairs of Liberty and Liberty Bank until the Effective Time.

6.3.2 Liberty and Middlefield will cooperate regarding a plan for the conversion of data processing and related electronic informational systems of Liberty to those used by Middlefield, including but not limited to discussing the possible termination by Liberty of third-party service provider arrangements to be effective at the Effective Time or at a later date thereafter, nonrenewal of personal property leases and software licenses used by Liberty in its systems operations, retention of outside consultants and additional employees to assist with conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that (a) Liberty is not and shall not be obligated to finally terminate arrangements or licenses before the Effective Time, (b) Liberty shall not be required to take any action that may materially interfere with the conduct of its business or impede or delay consummation of the Closing, and (c) unless Liberty otherwise agrees and provided it is permitted by applicable law, no conversion will occur before the Effective Time. Middlefield and Middlefield Bank will indemnify Liberty for any reasonable out-of-pocket fees, expenses, or charges Liberty incurs as a result of taking, pursuant to this provision or otherwise at Middlefield’s request, any action to facilitate data processing and systems conversion.

6.3.3 Subject to the confidentiality obligations of Section 10.2, within 15 Business Days after the end of each calendar month Liberty will provide to Middlefield a written list of (a) loans that are troubled debt restructuring, as defined in Accounting Standards Codification 310-40, (b) loans on nonaccrual, (c) real estate owned, (d) loans 30 days or more past due in principal or interest as of the end of the most recent month and (e) impaired loans. Liberty will provide monthly to Middlefield a schedule of all (i) loan grading changes and (ii) loan approvals, showing the loan amount, loan type, and other material features of the loan. Liberty will prepare and provide Middlefield with the minutes of all Liberty officer and director loan committee meetings within 10 Business Days of such meetings.

6.3.4 If permitted by applicable law, Liberty will promptly inform Middlefield upon receiving notice of any material legal, administrative, arbitration, or other proceedings, demands, notices, audits, or investigations by any federal, state, or local commission, agency, or board relating to the alleged liability of Liberty under any labor or employment law.

6.4 Access to Properties and Records. Subject to the confidentiality obligations of Section 10.2, upon reasonable notice and at reasonable times, Liberty will give Middlefield access to Liberty’s properties and those of the Liberty Subsidiaries and will disclose and make available to Middlefield during normal business hours books and records relating to the assets, properties, operations, obligations, and liabilities of Liberty and the Liberty Subsidiaries, including but not limited to books of account, tax records, minute books of directors’ and shareholders’ meetings (other than minutes recording discussions of this Agreement, the Merger, the transactions under this Agreement, or any other subject matter Liberty reasonably determines is confidential), organizational documents, bylaws, material contracts and agreements, filings with a regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Middlefield may have a reasonable interest; provided, however, that Liberty is not required to provide access or disclose information if in Liberty’s reasonable judgment doing so would interfere with the normal conduct of Liberty’s business, violate or prejudice the rights or business interests or confidences of any customer or other Person or entity, result in waiver by Liberty or a Liberty Subsidiary of a privilege protecting communications with counsel, or contravene any applicable law. Liberty will provide and will request that its auditors provide to Middlefield historical financial information regarding Liberty (and related audit reports and consents) as Middlefield reasonably requests solely for securities law disclosure purposes. Middlefield will use commercially reasonable efforts to minimize interference with Liberty’s regular business operations. If requested by Middlefield and at Middlefield’s expense, Liberty will permit Middlefield to cause a Phase I environmental assessment to be performed at any physical location owned or leased by Liberty and to cause an appraisal to be performed for any real property owned by Liberty.

6.5 Financial and Other Statements. Subject to the confidentiality obligations of Section 10.2, Liberty will furnish to Middlefield copies of each annual, interim, or special audit of the financial statements of Liberty made by Liberty’s independent certified public accountant, along with a copy of each internal control report submitted to Liberty by the independent accountant or by any other accounting firm rendering internal audit services. As soon as reasonably available but in no event later than the date filed with the OCC, Liberty will deliver to Middlefield any Liberty Regulatory Report filed by Liberty. Within 25 days after the end of each month Liberty will deliver to Middlefield a balance sheet and a statement of operations prepared in accordance with current financial reporting practices but without notes, both for the month for the year to date, along with a comparison to budget. Liberty will advise Middlefield promptly upon receipt of an inquiry or examination report of a Bank Regulator regarding the condition or activities of Liberty. With reasonable promptness, Liberty will furnish to Middlefield such additional financial data that Middlefield reasonably requests and that Liberty possesses, including without limitation detailed monthly financial statements and loan reports and detailed deposit reports.

6.6 Maintenance of Insurance. Liberty will use commercially reasonable efforts to maintain insurance in amounts that are reasonable to cover risks that are customary based on the character and location of Liberty’s properties and the nature of its business, with coverage in amounts not less than that maintained by Liberty as of the date of this Agreement and stated in Liberty Disclosure Schedule 4.9.3. Liberty will promptly inform Middlefield if Liberty receives notice from an insurance carrier that an insurance policy will be canceled, coverage reduced or eliminated, or premium costs substantially increased.

6.7 Disclosure Supplements. From time to time until the Effective Time, Liberty will promptly supplement or amend the Liberty Disclosure Schedule to update or correct any materially inaccurate information in the Liberty Disclosure Schedule.

6.8 Consents and Approvals of Third Parties. Liberty will use commercially reasonable efforts and will cause each Liberty Subsidiary to use commercially reasonable efforts to obtain as soon as practicable all consents and approvals of any Persons or entities necessary for the consummation of the Merger or the other transactions under this Agreement.

6.9 Reasonable Best Efforts.

6.9.1. Subject to the terms and conditions of this Agreement, Liberty will use and will cause each Liberty Subsidiary to use reasonable best efforts to take or cause to be taken all action and do or cause to be done all things necessary under applicable laws and regulations to consummate as promptly as practicable the Merger and other transactions under this Agreement.

6.9.2 Subject to the terms and conditions of this Agreement, Middlefield will use and will cause each Middlefield Subsidiary to use reasonable best efforts to take or cause to be taken all action and do or cause to be done all things necessary under applicable laws and regulations to consummate as promptly as practicable the Merger and other transactions under this Agreement.

6.10 No Solicitation. From the date of this Agreement until termination of this Agreement, Liberty will not and will not permit any of its officers, directors, employees, representatives, affiliates, and agents (including without limitation investment bankers, attorneys, or accountants) to (x) initiate, solicit, knowingly encourage, or furnish assistance or nonpublic information for an inquiry or the making of a proposal that constitutes or that may reasonably be expected to lead to an Acquisition Proposal, or (y) enter into or maintain or continue discussions or negotiate with a Person in furtherance of an inquiry or the making of a proposal that constitutes or that may reasonably be expected to lead to an Acquisition Proposal, or (z) agree to or endorse any Acquisition Proposal. However, this Section 6.10 does not prohibit Liberty’s Board of Directors from (a) complying with disclosure obligations under federal or state law, or (b) before the Liberty Shareholder Meeting occurs, furnishing information to or engaging in discussions or negotiations with a Person making an Acquisition Proposal if and only to the extent that (1) the Liberty Board of Directors determines in good faith (after consultation with financial and legal advisors), taking into account all legal, financial, and regulatory aspects of the proposal and the Person making the proposal, that the proposal, if consummated, is reasonably likely to result in a transaction more favorable to Liberty’s shareholders from a financial point of view than the Merger, and (2) the Acquisition Proposal was not solicited by Liberty and does not otherwise result from a breach of this Section 6.10 by Liberty (a proposal satisfying clauses (1) and (2) being referred to herein as a “Superior Proposal”). In addition, this Agreement does not prohibit Liberty from disclosing to its shareholders a position as required by Rule 14e-2 under the Securities Exchange Act of 1934 or otherwise disclosing any information to its shareholders the Liberty Board of Directors determines in good faith (after consultation with legal counsel) it is required to disclose to fulfill its fiduciary duties to Liberty shareholders under applicable law, subject to compliance with the requirements of this Section 6.10. Within two Business Days Liberty must notify Middlefield of inquiries, proposals, offers, or information requests or discussions or negotiations sought or continued with Liberty or any of its representatives, identifying the Person and the material terms and conditions of any inquiries, proposals, offers, or information requests. Before furnishing information to or engaging in discussions or negotiations with a Person, Liberty will obtain from the Person an executed confidentiality agreement in form and substance identical in all material respects to the October 1, 2021 Confidentiality Agreement on behalf of Liberty and Middlefield. For purposes of this Agreement “Acquisition Proposal” means a proposal or offer (other than the transactions contemplated hereunder) involving Liberty for (1) merger, consolidation, share exchange, business combination, or other similar transactions, (2) sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 25% or more of the assets of Liberty in a single transaction or series of transactions, or (3) a tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Liberty or the filing of a registration statement under the Securities Act of 1933 for the offer of shares in exchange for Liberty shares. Acquisition Proposal also includes a publicly announced proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

6.11 Takeover Laws. Liberty and its Board of Directors will use commercially reasonable efforts to ensure that Takeover Law is or becomes applicable to this Agreement, the Merger, or any of the other transactions under this Agreement. If a Takeover Law becomes applicable to this Agreement, the Merger, or any of the other transactions under this Agreement, Liberty and its Board of Directors will use commercially reasonable efforts to ensure that the Merger and the other transactions under this Agreement may be consummated as promptly as practicable on the terms provided in this Agreement and otherwise to minimize the effect of Takeover Laws on this Agreement, the Merger, and the other transactions under this Agreement.

6.12 Stockholder Litigation. Liberty must notify Middlefield promptly of any shareholder litigation against Liberty or its directors or Affiliates relating to the Merger or other transactions under this Agreement. Liberty will give Middlefield the opportunity to participate at its own expense in the defense or settlement of the litigation. Liberty will not agree to settlement without Middlefield’s advance written consent, which consent may not be unreasonably withheld, conditioned, or delayed.

6.13 Middlefield Forbearances. Except as expressly permitted by this Agreement, including but not limited to Section 6.1.1(a)(i), or with the prior written consent of Liberty (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time or the termination of this Agreement in accordance with the terms hereof, Middlefield shall not, and shall not permit any of its Subsidiaries to:

6.13.1 Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

6.13.2 Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 6.13; or

6.13.3 Make or change any material Tax elections, change or consent to any change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Regulatory Matters.

7.1.1 Subject to Liberty’s expeditious and complete cooperation with Middlefield, within 75 days after the date of this Agreement, Middlefield shall prepare and file with the SEC a proxy statement in definitive form relating to the Liberty Shareholder Meeting and the Middlefield Stockholder Meeting (including any amendments or supplements thereto, the “Proxy Statement”) and the Registration Statement on Form S-4 (or such other applicable form, the “Form S-4”) in which the Proxy Statement will be included as a prospectus. Middlefield shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Liberty and Middlefield shall thereafter mail or deliver the Proxy Statement to their respective shareholders. Middlefield shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Liberty shall furnish all information concerning Liberty and the holders of Liberty Common Shares as may be reasonably requested in connection with any such action.

7.1.2 The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Middlefield Bank will prepare and file an Interagency Bank Merger Act Application with the FDIC within 60 days after the date of this Agreement and provide a copy of such application to the Ohio Division of Financial Institutions. Each of Liberty and Middlefield shall have the right to review in advance, subject to applicable laws, all of the information relating to Liberty or Middlefield, as the case may be, and its respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement, and each of Liberty and Middlefield shall, to the extent practicable consult with each other on all the information relating to it or its respective Subsidiaries that appear in any such filing or written materials. In exercising the foregoing, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity and, to the extent permitted by such Governmental Entity, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing or any other provision of this Agreement require Middlefield or Liberty to take or commit to take any actions in connection with obtaining such consents, approvals and authorizations, or agree to or suffer any condition or restriction on Middlefield, Liberty or the Surviving Company in connection therewith, that would or could reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Liberty) on Middlefield or Liberty.

7.1.3 Each of Middlefield and Liberty shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Middlefield, Liberty or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Middlefield and Liberty agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Liberty Shareholder Meeting and the Middlefield Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Middlefield and Liberty further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

7.1.4 Each of Middlefield and Liberty shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

7.1.5 Middlefield will file with the SEC within four Business Days after entering into this Agreement a Form 8-K Current Report disclosing this Agreement, with a copy of this Agreement attached as an exhibit. Liberty and Middlefield will jointly agree to the terms of and jointly issue a press release regarding this Agreement, the Merger, and other transactions under this Agreement. Without advance approval of the other and except as otherwise may be required to be made by applicable Law, neither Liberty nor Middlefield will issue any other press release or written statement for general circulation regarding this Agreement, the Merger, or other transactions under this Agreement.

7.2 Access to Information.

7.2.1 Upon reasonable notice and subject to applicable laws, Liberty shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Middlefield, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Liberty shall, and shall cause its Subsidiaries to, make available to Middlefield (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Liberty is not permitted to disclose under applicable law); and (b) all other information concerning its business, properties and personnel as Middlefield may reasonably request, including periodic updates of the information provided pursuant to Section 4.16. Middlefield shall use commercially reasonable efforts to minimize any interference with Liberty’s regular business operations during any such access to its properties, books, contracts, commitments and records. Upon the reasonable request of Liberty, Middlefield shall furnish such reasonable information about it and its business as is relevant to Liberty and its shareholders in connection with the transactions contemplated by this Agreement. Neither Liberty nor Middlefield, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

7.2.2 All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality obligations reflected by the letter of intent entered into between Middlefield and Liberty dated as of December 22, 2021 (the “Confidentiality Agreement”).

7.2.3 No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

7.3 Liberty Shareholder Meeting and Middlefield Stockholder Meeting.

7.3.1 The Board of Directors of Liberty has resolved to recommend to Liberty’s shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Liberty will take, in accordance with applicable law and the Liberty Articles and the Liberty Code, all action necessary to convene a meeting of its shareholders (including postponements and adjournments the “Liberty Shareholder Meeting”), to be held as promptly as practicable after Middlefield has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement and the Merger. Liberty agrees that its obligations pursuant to this Section 7.3.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Liberty of any Acquisition Proposal or Change in the Liberty Recommendation. Subject to the provisions of Section 6.10, Liberty shall, through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement (the “Liberty Recommendation”), and shall use its reasonable best efforts to obtain from its shareholders the Liberty Shareholder Approval, including, if necessary, adjourning the Liberty Shareholder Meeting if there are insufficient votes to approve this Agreement to allow additional time to attain the Liberty Shareholder Approval. Notwithstanding any Change in the Liberty

Recommendation, this Agreement shall be submitted to the shareholders of Liberty at the Liberty Shareholder Meeting for the purpose of obtaining the Liberty Shareholder Approval and nothing contained herein shall be deemed to relieve Liberty of such obligation so long as Middlefield has obtained the SEC’s declaration of effectiveness of the Form S-4; provided, however, that if the Board of Directors of Liberty shall have effected a Change in the Liberty Recommendation permitted hereunder, then the Board of Directors of Liberty shall submit this Agreement to Liberty’s shareholders without the recommendation to approve of this Agreement (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Liberty may communicate the basis for its lack of a recommendation to Liberty’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable law; provided that, for the avoidance of doubt, Liberty may not take any action under this sentence unless it has complied with the provisions of Section 6.10. Nothing contained in this Agreement shall prevent Liberty or its Board of Directors from making any disclosure or recommendation to Liberty holders if Liberty’s Board of Directors (after consultation with outside legal counsel) concludes that its failure to do so would cause it to violate its fiduciary duties under applicable law. Except as set forth in Section 6.10 and this Section 7.3.1, neither the Board of Directors of Liberty nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Middlefield, the Liberty Recommendation or take any action, or make any public statement, filing or release inconsistent with the Liberty Recommendation (any of the foregoing being a “Change in the Liberty Recommendation”).

7.3.2 The Board of Directors of Middlefield has resolved to recommend to Middlefield’s stockholders that they approve this Agreement and will submit to its stockholders this Agreement and any other matters required to be approved by its stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Middlefield will take, in accordance with applicable law and Middlefield’s articles of incorporation and code of regulations, as amended, all action necessary to duly call, give notice of, convene, and hold an annual or special meeting of its stockholders (including postponements or adjournments, the “Middlefield Stockholder Meeting”), to be held as promptly as practicable in compliance with SEC Rule 14a-13 of the Securities Exchange Act of 1934 after Middlefield has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement and the Merger. Middlefield shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement and shall use its reasonable best efforts to obtain from its stockholders the Middlefield Stockholder Approval, including, if necessary, adjourning the Middlefield Stockholder Meeting if there are insufficient votes to approve this Agreement to allow additional time to attain the Middlefield Stockholder Approval. As promptly as practicable after Middlefield has obtained the SEC’s declaration of effectiveness of the Form S-4, Middlefield will mail the Proxy Statement to Middlefield’s stockholders.

7.4 Nasdaq Listing; Reservation of Middlefield Common Stock.

7.4.1 Middlefield shall cause the Middlefield Common Stock to be issued in the Merger to have been authorized for listing on the Nasdaq, subject to official notice of issuance prior to the Effective Time.

7.4.2 Middlefield agrees at all times from the date of this Agreement to reserve a sufficient number of Middlefield Common Stock to fulfill its obligations under this Agreement, including payment of the Merger Consideration.

7.5 Employee Matters.

7.5.1 As soon as administratively practicable after the Effective Time, Middlefield shall take all reasonable action so that employees of Liberty and its Subsidiaries shall be entitled to participate in each benefit plan of Middlefield or its Subsidiaries of general applicability with the exception of any plan frozen to new participants (collectively, the “Middlefield Eligible Plans”) to the same extent as similarly situated employees of Middlefield and its Subsidiaries, it being understood that inclusion of the employees of Liberty and its Subsidiaries in the Middlefield Eligible Plans may occur at different times with respect to different plans; provided that coverage shall be continued under corresponding Liberty Benefit Plans until such employees are permitted to participate in the Middlefield Eligible Plans; provided further, that nothing contained in this Agreement shall require Middlefield or any of its Subsidiaries to make any grants to any former employee of Liberty or any of its Subsidiaries under any discretionary equity compensation plan of Middlefield or to provide the same level of (or any) employer contributions or other benefit subsidies as Liberty or its Subsidiaries. Middlefield shall cause each Middlefield Eligible Plan in which employees of Liberty and its Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the Middlefield Eligible Plans, the service of such employees with Liberty and its Subsidiaries to the same extent as such service was credited for such purpose by Liberty or its Subsidiaries, and, solely for purposes of Middlefield’s vacation, paid time off, and severance programs, for purposes of determining the benefit amount; provided, however, such employees shall not carry over from any Liberty vacation and paid time off exceeding three weeks; and provided, further, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Liberty Benefit Plans that correspond to Middlefield Eligible Plans until employees of Liberty and its Subsidiaries are included in such Middlefield Eligible Plans, and subject to Sections 7.5.2 and 7.5.7, nothing in this Agreement shall limit the ability of Middlefield to amend or terminate any of the Liberty Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

7.5.2 Liberty shall pay on the last Business Day preceding the Closing Date all change in control payments provided under each of the employment and change in control agreements listed in Section 4.13.1 of the Liberty Disclosure Schedule as if the employment of each of the officers covered by such agreements had terminated as of the Effective Time, unless such agreement is superseded by a subsequent agreement between Liberty and such officer (with notice of such subsequent agreement provided to Middlefield) in which case any payments to such officers will be made in accordance with such superseding agreement. Each such payment shall be conditioned on the recipient providing Liberty with a complete release to Liberty’s and Middlefield’s reasonable satisfaction in exchange for receiving the change in control payment. Section 7.5.2 of the Liberty Disclosure Schedule sets forth the current estimate of payments to be made under the employment or change in control agreements.

7.5.3 At and following the Effective Time, and except as otherwise provided in Section 7.5.6, Middlefield shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees and directors of Liberty and its Subsidiaries existing immediately preceding the Effective Time under any Liberty Benefit Plan other than the written employment, change in control and severance agreements listed on Section 4.13.1 of the Liberty Disclosure Schedules.

7.5.4 At such time as employees of Liberty and its Subsidiaries become eligible to participate in a medical, dental or health plan of Middlefield or its Subsidiaries, Middlefield shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Middlefield, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Liberty Benefit Plan prior to the Effective Time, and (iii) provide each such employee or dependent with credit for any co-payments or co-insurance and deductibles paid during the same plan year under an analogous Liberty Benefit Plan (to the same extent that such credit was given under the analogous Liberty Benefit Plan during the applicable plan year).

7.5.5 ESOP Termination. At Closing, all ESOP Shares will be converted into the right to receive the Merger Consideration, and Liberty will have terminated the ESOP, including an application prior to Closing for a determination letter on the termination of the ESOP with the IRS. Liberty shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the ESOP and ESOP Loan. At least five Business Days prior to the Closing Date, and no more than seven Business Days prior to the Closing Date, the ESOP shall be terminated (the “ESOP Termination Date”). No new participants shall be admitted on or after the ESOP Termination Date and all ESOP participants’ accounts shall become fully vested and non-forfeitable. On the ESOP Termination Date, Liberty shall direct the ESOP trustee to remit a sufficient number of Liberty Common Shares held in the ESOP Loan suspense account (the “Suspense Shares”) back to Liberty to repay the outstanding ESOP Loan in full. To the extent necessary, Liberty will take such action to forgive any remaining indebtedness. All remaining Liberty Common Shares held by the ESOP as of immediately prior to the Effective Time, including any unallocated shares held in the ESOP Loan suspense account (which shall not include any Liberty Common Shares used for purposes of repaying or forgiving the ESOP Loan) shall be converted into the right to receive the Merger Consideration. Following the Effective Time, the unallocated shares of Middlefield Common Stock held in the ESOP Loan suspense account and any other remaining unallocated assets shall be deemed to be earnings and shall be allocated as earnings to the accounts of the ESOP participants who are actively employed by Liberty on the ESOP Termination Date, based on their account balances under the ESOP as of the ESOP Termination Date and distributed to ESOP participants after the receipt of a favorable determination letter from the IRS except as may be required by applicable law or the terms of the ESOP. The ESOP shall be amended to provide that distributions under the ESOP after the Closing shall be made only in the form of Middlefield Common Stock except with respect to any fractional shares or other de minimis cash distributions, which shall be distributed in the form of cash, or as otherwise required by applicable law. Liberty shall file an application for a favorable determination letter prior to the Effective Time and shall make such changes to the ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter. Liberty, and following the Effective Time, Middlefield, shall adopt such amendments to the ESOP and related trusts and resolutions to effect the provisions of this Section 7.5.5 (which amendments or resolutions shall be provided to Middlefield at least five (5) Business Days prior to adoption for Middlefield’s review and approval).

7.5.6 Termination of the Director Plan . Within 30 days preceding the Effective Time, the Board of Directors of Liberty Bank shall take action pursuant to each Directors Deferred Compensation Agreement or Directors Deferred Income Agreement entered into between Liberty Bank and members of Liberty Bank’s Board of Directors to terminate each Directors Deferred Compensation Agreement or Directors Deferred Income Agreement, and, prior to Closing, Liberty Bank will pay each participant in a terminated agreement all amounts of compensation deferred under the terminated Directors Deferred Compensation Agreements. Prior to the Effective Time, Liberty shall take reasonably appropriate action, acceptable to Middlefield, with regard to any plan defect described in Section 4.13.2 of the Liberty Disclosure Schedule.

7.5.7 Without limiting the generality of Section 10.5, the provisions of this Section 7.5 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, except for certain Liberty employees under Section 7.5.9. In no event shall the terms of this Agreement be deemed to (a) establish, amend, or modify any Liberty Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Middlefield, Liberty or any of their respective Subsidiaries; (b) alter or limit the ability of Middlefield or any of its Subsidiaries to amend, modify or terminate any Liberty Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, subject to Sections 7.5.2 and 7.5.8; or (c) to confer upon any current or former employee, any right to employment or continued employment or continued service with Middlefield or any of its Subsidiaries or constitute or create an employment or other agreement with any employee.

7.5.8 Any employee of Liberty or its Subsidiaries who is not subject to a written employment or separation agreement and whose employment is terminated at or within six months following the Effective Time, whether because such employee’s position is eliminated or such employee is not offered or retained in comparable employment (a “Covered Employee”), will be entitled to receive a severance payment in an amount equal to two weeks of such employee’s current base pay for each full year of such employee’s service with Liberty, subject to a minimum benefit of four weeks’ pay and a maximum benefit of 26 weeks’ pay. Comparable employment shall include (i) job duties reasonably comparable to the Covered Employee’s current duties with Liberty and its Subsidiaries, (ii) compensation at a salary or base compensation rate at least equal to the Covered Employee’s current salary or base compensation rate from Liberty and its Subsidiaries, and (iii) a primary job location that does not require the Covered Employee to commute after the Effective Time more than 35 miles greater than the Covered Employee’s present commute. With respect to Covered Employees who are part-time employees, “base pay” means such Covered Employee’s routinely scheduled number of hours per week at the time of the execution of the Agreement multiplied by such Covered Employee’s hourly rate of pay. This severance payment, if applicable, will be paid by Middlefield in lieu of participation by a Covered Employee in Middlefield’s severance plan as in effect from time to time after the Effective Time. For the purposes of determining the level of severance benefits hereunder, each Covered Employee shall be credited for service with Liberty only as provided in this Section 7.5.8.

7.5.9 Subject to shareholder approval at the special shareholder meeting of amendments to Middlefield’s Regulations to approve a new Middlefield senior officer position of Chief Executive Officer and to revise the description of the duties of Middlefield’s President, Middlefield shall offer employment, effective immediately after the Effective Time, to Ronald L. Zimmerly as President of Middlefield and Middlefield Bank, generally in accordance with the terms and conditions set forth in the term sheet included as Exhibit “B” to this Agreement. Except if Ronald L. Zimmerly’s termination of employment before January 1, 2024 results from involuntary termination for cause, with “cause” determined by the affirmative vote of a at least 2/3 of Middlefield’s directors exclusive of Mr. Zimmerly’s vote as a Middlefield director, Middlefield shall appoint Ronald L. Zimmerly to the additional position of Chief Executive Officer of Middlefield and Middlefield Bank by January 1, 2024, unless at least 80% of Middlefield’s directors exclusive of Ronald L. Zimmerly determine otherwise. If Middlefield terminates Ronald L. Zimmerly without cause before January 1, 2024, Middlefield will pay Ronald L. Zimmerly two times his current annual base salary. The term sheet is to be effective immediately following the Effective Time.

7.6 Indemnification; Directors’ and Officers’ Insurance.

7.6.1 From and after the Effective Time, the Surviving Company and Middlefield shall indemnify and hold harmless, to the full extent provided under the Liberty Articles and the Liberty Code, to the extent permitted under applicable law, including specifically 12 C.F.R. Part 359, each present and former director and officer of Liberty and its Subsidiaries as of the Effective Time (in each case, when acting in such capacity) (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted before or after the Effective Time, including the transactions contemplated by this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

7.6.2 Subject to the following sentence, for a period of six years following the Effective Time, Middlefield will use its commercially reasonable efforts to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of Liberty or any of its Subsidiaries as of the Effective Time with respect to claims against such directors and officers arising from facts or events occurring at or before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Liberty; provided that in no event shall Middlefield be required to expend, on an annual basis, an amount in excess of 200% of the annual premiums paid as of the date hereof by Liberty for any such insurance (the “Premium Cap”); provided further, that if any such annual expense at any time would exceed the Premium Cap, then Middlefield will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. At the option of Middlefield, in consultation with Liberty, prior to the Effective Time and in lieu of the foregoing, Middlefield or Liberty may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence (including the Premium Cap) and fully pay for such policy prior to the Effective Time.

7.6.3 Any Indemnified Party wishing to claim indemnification under Section 7.6.1, upon learning of any claim, action, suit, proceeding or investigation described thereunder, will promptly notify Middlefield; provided that failure to so notify will not affect the obligations of Middlefield under Section 7.6.1 unless and to the extent that Middlefield is actually prejudiced as a consequence.

7.6.4 The provisions of this Section 7.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Middlefield or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Middlefield shall assume the obligations set forth in this Section 7.6.

7.7 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of party to this Agreement will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary, challenge the validity or applicability of, any applicable takeover laws, as now or hereafter in effect.

7.8 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 20 days after the end of each calendar month ending after the date hereof, Liberty will furnish to Middlefield (a) consolidated financial statements (including balance sheets, statements of operations and shareholders’ equity) of Liberty or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to the Board of Directors of Liberty or any committee thereof relating to the financial performance and risk management of Liberty or any of its Subsidiaries.

7.9 Notification of Certain Matters. Liberty and Middlefield will give prompt notice to the other of any fact, event or circumstance known to it that (a) individually or taken together with all other facts, events and circumstances known to it, has had or is reasonably likely to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VIII.

7.10 Stockholder Litigation. Liberty shall give Middlefield prompt notice of any shareholder litigation against Liberty and/or its directors or affiliates relating to the transactions contemplated by this Agreement and shall give Middlefield the opportunity to participate at its own expense in the defense and/or settlement of any such litigation. In addition, no settlement of any such shareholder litigation shall be agreed to without Middlefield’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.11 Transition. Commencing following the date hereof, and in all cases subject to applicable law, Liberty shall, and shall cause its Subsidiaries to, cooperate with Middlefield and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Middlefield. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Liberty and its Subsidiaries in the ordinary course of business, Liberty shall cause the employees, officers and Representatives of Liberty and its Subsidiaries to use their commercially reasonable efforts to provide support, including support from its outside contractors and vendors, as well as data and records access, take actions and assist Middlefield in performing all tasks, including conversion planning, assisting in any required divestiture, equipment installation and training, the provision of customer communications and notices (including joint communications and notices relating to anticipated account changes, branch closures, divestiture and/or systems conversion, it being agreed that any notices of branch closures need not be provided more than 90 days in advance of the anticipated Closing Date), and other matters reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by Middlefield. Notwithstanding anything to the contrary herein, neither Liberty nor Liberty Bank shall be required to (i) terminate any third-party service provider arrangements prior to the Closing, or (ii) take any action that may unreasonably and materially interfere with the business of Liberty or Liberty Bank or impede or delay the consummation of the Closing. In addition, notwithstanding any other provisions of this Agreement, neither Middlefield nor Merger Sub shall be permitted under any circumstances to exercise control over Liberty or Liberty Bank prior to the Effective Time.

7.12 Voting Agreements.

7.12.1 Liberty shall deliver to Middlefield on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “C” (the “Voting Agreement”), from all members of Liberty’s Board of Directors.

7.12.2 Castle Creek Capital Partners VI, LP shall deliver to Middlefield on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “D” (the “Voting Agreement”).

7.12.3 Middlefield shall deliver to Liberty on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “E” (the “Voting Agreement”), from all members of Middlefield’s Board of Directors who vote in favor of the resolutions approving and authorizing execution of this Agreement.

7.13 Tax Representation Letters. Officers of Middlefield and Liberty shall execute and deliver to O’Neill & O’Neill, tax counsel to Middlefield, and Vorys, Sater, Seymour and Pease LLP, tax adviser to Liberty, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Form S-4 have been filed with the SEC and at the Effective Time, in connection with such tax counsels’ delivery of opinions pursuant to Section 8.2.3 and Section 8.3.3.

7.14 Additional Middlefield Directors. Middlefield shall take such action necessary to, no later than promptly following the Effective Time, to appoint Mr. Zimmerly, Mr. Cohn, and a third person currently serving as a director of Liberty or Liberty Bank to be determined upon the mutual agreement of Liberty and Middlefield to serve as directors of Middlefield immediately after the Effective Time. If, prior to the Effective Time, any of the foregoing persons are unable to serve, a mutually agreed upon successor(s) will be appointed to Middlefield’s Board of Directors. Middlefield Bank also will maintain after the Effective Time a Northwest Ohio Advisory Board. Prior to the Effective Time, Middlefield Bank will consult with the Liberty Board of Directors about the composition of the Northwest Ohio Advisory Board.

7.15 Section 16 Matters. Prior to the Effective Time, each of Middlefield and Liberty shall take all commercially reasonable steps as may be required (to the extent permitted by applicable law) to cause any dispositions of Liberty Common Shares (including derivative securities with respect to Liberty Common Shares) or acquisitions of Middlefield Common Stock (including derivative securities with respect to Middlefield Common Stock) directly resulting from the Merger by each individual who shall become subject to such reporting requirements related to Middlefield following the Effective Time, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable law.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

8.1.1 Stockholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have received the Liberty Shareholder Approval and the Middlefield Stockholder Approval.

8.1.2 Stock Exchange Listing. The Middlefield Common Stock to be issued to the holders of Liberty Common Shares upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

8.1.3 Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

8.1.4 No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

8.1.5 Regulatory Approvals. (a) All regulatory approvals from the FRB, FDIC and Ohio Division of Financial Institutions, and (b) any other regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Merger and (unless otherwise determined by Middlefield) the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods referred to in clauses (a) or (b), the “Requisite Regulatory Approvals”).

8.2 Conditions to Obligations of Middlefield and Merger Sub. The obligation of Middlefield and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Middlefield, at or prior to the Effective Time, of the following conditions:

8.2.1 Representations and Warranties. The representations and warranties of Liberty set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Liberty (other than the representations and warranties set forth in (a) Section 4.2.1, which shall be true and correct except to a de minimis extent, relative to Section 4.2.1 taken as a whole, (b) Sections 4.2.3, 4.3.1, 4.3.2(a) and 4.14, which shall be true and correct in all material respects, and (c) Sections 4.7(c) and Section 4.10, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 9.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Liberty, has had or would reasonably be expected to result in a Material Adverse Effect on Liberty; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.2.1 or Section 9.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded, and Middlefield shall have received a certificate signed on behalf of Liberty by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

8.2.2 Performance of Obligations of Liberty. Liberty shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Middlefield shall have received a certificate signed on behalf of Liberty by its Chief Executive Officer or Chief Financial Officer to such effect.

8.2.3 Tax Opinion. Middlefield shall have received an opinion of O’Neill & O’Neill, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, O’Neill & O’Neill will be entitled to receive and rely upon the Tax Representation Letters.

8.2.4 Regulatory Conditions. There shall not be any action taken or determination made, or any law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, including the Merger and the Bank Merger, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction, requirement or condition that, individually or in the aggregate, would, after the Effective Time, restrict or burden Middlefield or the Surviving Company or any of their respective affiliates in connection with the transactions contemplated by this Agreement or with respect to the business or operations of Middlefield or the Surviving Company that would have a Material Adverse Effect on Middlefield, the Surviving Company or any of their respective affiliates, in each case measured on a scale relative to Liberty.

8.2.5 ESOP. Liberty shall have performed all obligations and satisfied all conditions required by Section 7.5.5.

8.2.6 FIRPTA Affidavit. Liberty shall have delivered to Middlefield an affidavit, under penalties of perjury, stating that Liberty is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations Section 1.897-2(h).

8.3 Conditions to Obligations of Liberty. The obligation of Liberty to effect the Merger is also subject to the satisfaction or waiver by Liberty at or prior to the Effective Time of the following conditions:

8.3.1 Representations and Warranties. The representations and warranties of Middlefield and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Middlefield (other than the representations and warranties set forth in (i) Section 5.3.1 and 5.3.2(a), which shall be true and correct in all material respects, and (ii) Section 5.7, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 9.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Middlefield, has had or would reasonably be expected to result in a Material Adverse Effect on Middlefield; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.3.1 or Section 9.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Liberty shall have received a certificate signed on behalf of Middlefield by the Chief Executive Officer or Chief Financial Officer of Middlefield to the foregoing effect.

8.3.2 Performance of Obligations of Middlefield and Merger Sub. Middlefield and Merger Sub, as the case may be, shall have performed in all material respects all obligations required to be performed by either of them under this Agreement at or prior to the Effective Time, and Liberty shall have received a certificate signed on behalf of Middlefield and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Middlefield to such effect.

8.3.3 Tax Opinion. Liberty shall have received an opinion of Vorys, Sater, Seymour and Pease LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Vorys, Sater, Seymour and Pease LLP will be entitled to receive and rely upon the Tax Representation Letters.

8.3.4 Payment of Merger Consideration. Middlefield shall have caused Merger Sub to deliver the Conversion Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Liberty with a certificate evidencing such delivery.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. Except as may be provided in this Article IX, this Agreement may be terminated at any time before the Closing Date, whether before or after the Liberty Shareholder Approval and the Middlefield Stockholder Approval. Termination of this Agreement is effected upon a vote of a majority of the entire Board of Directors of the terminating party. Termination may be effected under this Article IX:

9.1.1 Mutual Agreement to Terminate. By mutual agreement of Liberty, on one hand, and Middlefield, on the other hand.

9.1.2 Termination by Liberty Because of Breach by Middlefield of Representations, Warranties, Covenants or Other Agreements. Provided Liberty is not in breach of any of its representations, warranties, covenants, or other agreements in this Agreement, by Liberty if Middlefield is in breach of any of its representations, warranties, covenants, or other agreements in this Agreement, which breach by its nature cannot be cured before the Closing Date or is not cured within 30 days after Liberty gives written notice of the breach; provided, however, that Liberty is not entitled to terminate this Agreement under this Section 9.1.2 unless the breach of representations, warranties, covenants or other agreements together with all other breaches, would entitle Liberty under Article IX not to consummate the Merger and other transactions under this Agreement.

9.1.3 Termination by Middlefield Because of Breach by Liberty of Representations, Warranties, Covenants or Other Agreements. Provided Middlefield is not in breach of any of its representations, warranties, covenants, or other agreements in this Agreement, by Middlefield if Liberty is in breach of any of its representations, warranties, covenants, or other agreements in this Agreement, which breach by its nature cannot be cured before the Closing Date or is not cured within 30 days after Middlefield gives written notice of the breach; provided, however, that Middlefield is not entitled to terminate this Agreement under this Section 9.1.3 unless the breach of representations, warranties, covenants or other agreements, together with all other breaches, would entitle Middlefield under Article IX not to consummate the Merger and other transactions under this Agreement.

9.1.4 Termination by Liberty or by Middlefield Because of Excessive Delay. By either Middlefield, on one hand, or Liberty, on the other hand, if Closing does not occur by May 31, 2023 or such later date as Middlefield or Liberty agree in writing. No party may terminate this Agreement under this Section 9.1.4 if the failure of the Closing to occur by May 31, 2023 or a later agreed date is attributable to breach of a representation, warranty, covenant, or other agreement on the part of the party seeking to terminate.

9.1.5 Termination by Liberty or by Middlefield Because of Failure to Obtain Liberty Shareholder Approval or Middlefield Stockholder Approval. By either Middlefield, on one hand, or Liberty, on the other hand, if (a) the Liberty shareholders do not vote in favor of approval and adoption of this Agreement and the Merger at the Liberty Shareholder Meeting, including any adjournment or postponement thereof, or (b) if the Middlefield shareholders do not vote in favor of approval and adoption of this Agreement and the Merger at the Middlefield Stockholder Meeting, including any adjournment or postponement thereof.

9.1.6 Termination by Liberty or by Middlefield Because of Failure to Obtain Regulatory Approval or Existence of a Legal Prohibition; or Termination by Middlefield Because of an Enforcement Action Against Liberty. By either Middlefield, on one hand, or Liberty, on the other hand, if a Bank Regulator whose approval is necessary for satisfaction of the conditions to the Merger set forth in Article VIII takes final, unappealable action disapproving this Agreement or the Merger, or if a court of competent jurisdiction or other Governmental Entity issues an order, decree, or ruling or takes any other action restraining, enjoining, or otherwise prohibiting the Merger and the order, decree, ruling, or other action is final and not appealable, or by Middlefield if Liberty or Liberty Bank becomes subject to a formal, public enforcement action by a Bank Regulator.

9.1.7 Termination by Middlefield Because Liberty Enters into an Acquisition Agreement or Liberty’s Board of Directors Withdraws or Fails to Make the Recommendation. By Middlefield if Liberty enters into an acquisition agreement with a party making an Acquisition Proposal or the Board of Directors of Liberty withdraws its recommendation of this Agreement and the Merger under Section 7.3, fails to make the recommendation in favor of this Agreement and the Merger, or modifies or qualifies its recommendation in a manner adverse to Middlefield.

9.1.8 Termination by Liberty if it accepts a Superior Proposal. By Liberty, if Liberty receives a Superior Proposal and the Board of Directors of Liberty accepts the Superior Proposal, but Liberty may not terminate this Agreement under this Section 9.1.8 and enter into a definitive agreement for the Superior Proposal until five Business Days after Middlefield receives Liberty’s written notice advising Middlefield that Liberty has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal (providing to Middlefield a copy with all accompanying documentation), identifying the Person making the Superior Proposal, and stating whether Liberty intends to enter into a definitive agreement with the Party making the Superior Proposal (a “Notice of Superior Proposal”). After providing a Notice of Superior Proposal to Middlefield, Liberty will provide to Middlefield a reasonable opportunity during the five-day period to adjust the terms and conditions of this Agreement. A material amendment of the Superior Proposal requires a new Notice of Superior Proposal and Liberty must comply again with the requirements of this Section 9.1.8, but instead of a five-day period for the Notice of Superior Proposal (revised) Liberty shall provide a two-day notice period.

9.1.9 Termination by Liberty for Failure of Average Closing Price. By Liberty at any time during the three-day period following the Determination Date (as defined below), if both of the following conditions (a) and (b) exist:

(a) the Average Closing Price (as defined below) shall be less than the product of .8 and the Starting Price; and

(b) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Purchaser Ratio”) shall be less than (ii) the number obtained by dividing the Final Index Price on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting 0.20 from such quotient (such number being referred to herein as the “Index Ratio”); subject to the following: if Liberty elects to exercise its termination right pursuant to this Section 9.1.9, it shall give prompt written notice to Middlefield; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned three-day period. For a period of five Business Days after receipt of such notice, Middlefield shall have the option of increasing the Exchange Ratio in a manner such, and to the extent required, so that the condition set forth in either clause (a) or (b) shall be deemed not to exist.

For purposes hereof, the condition set forth in clause (a) above shall be deemed not to exist if the Exchange Ratio is increased so that the Adjusted Stock Consideration (calculated by using the Average Closing Price, as provided in the definition of “Adjusted Stock Consideration”) after such increase is not less than 80% of the Adjusted Stock Consideration calculated by using the Starting Price in lieu of the Average Closing Price.

For purposes hereof, the condition set forth in clause (b) above shall be deemed not to exist if the Exchange Ratio is increased so that the Adjusted Purchaser Ratio is not less than the Index Ratio.

If Middlefield makes this election, within such period, it shall give prompt written notice to Liberty of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1.9 and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio after giving effect to any adjustment made pursuant to this Section 9.1.9.

For purposes of this Section 9.1.9, the following terms shall have the meanings indicated:

“Adjusted Purchaser Ratio” means the number obtained by dividing (x) the sum of (i) the Average Closing Price plus (ii) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the Exchange Ratio by the total number of shares of Middlefield Common Stock outstanding multiplied by the initial Exchange Ratio, on the Determination Date, by (y) the Starting Price. For purposes of calculating the increase in transaction value, the price per share of Middlefield Common Stock shall be deemed to be the Average Closing Price.

“Average Closing Price” means the average of the last reported closing prices per share of Middlefield Common Stock as reported on the Nasdaq (as reported by The Wall Street Journal or, if not reported thereby, any other mutually agreed upon authoritative source) for the twenty consecutive trading days immediately preceding the Determination Date.

“Final Index Price” means the average of the closing prices of the Nasdaq Bank Index for the twenty consecutive trading days immediately preceding the Determination Date.

“Determination Date” shall mean the tenth calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the Nasdaq, the trading day immediately preceding such calendar day.

“Index Price” on a given date means the closing price of the Nasdaq Bank Index.

“Starting Date” means the trading day on the Nasdaq immediately preceding the day on which the parties publicly announce the signing of this Agreement.

“Starting Price” means $24.95 (closing stock price as of May 25, 2022).

If Middlefield declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the Middlefield Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1.9.

9.2 Effect of Termination.

9.2.1 If this Agreement is terminated under Section 9.1, this Agreement is thereafter void and of no force or effect, except that the provisions of Section 9.2, Article X, and any other section that by its terms governs post-termination rights or obligations survive termination and remain in full force and effect.

9.2.2 If this Agreement terminates, expenses and damages of the parties are determined as follows:

(a) Except as provided below, regardless of whether the Merger is consummated, all costs and expenses incurred will be paid by the party incurring the expenses.

(b) If this Agreement is terminated because of a willful and material breach of a representation, warranty, covenant, or agreement, the breaching party is liable to the non-breaching party for all damages, costs, and expenses sustained or incurred by the non-breaching party as a result or to enforce its rights.

(c) To induce Middlefield to enter into this Agreement and to reimburse Middlefield for incurring the costs and expenses related to entering into this Agreement, Liberty hereby agrees to pay Middlefield, and Middlefield is entitled to payment of, $2,700,000 (the “Termination Fee”) by wire transfer of same day funds on the earlier of (a) the date termination becomes effective or, if that date is not a Business Day, on the first Business Day thereafter, or (b) within three Business Days after written demand for payment is made by Middlefield if any of the following in clauses (x) or (y) occurs:

(x)	Liberty terminates this Agreement under Section 9.1.8 or Middlefield terminates this Agreement under Section 9.1.7, or

(y)

If (a) a bona fide Acquisition Proposal is publicly announced or otherwise made known to the senior management or Board of Directors of Liberty, and (b) this Agreement is terminated thereafter by Middlefield under Section 9.1.3 because of a breach by Liberty.

(d) The parties acknowledge that the agreements contained in this Section 9.2.2 are an integral part of this Agreement, and that without these agreements neither party would have entered into this Agreement. The amounts payable by Liberty under this Section 9.2.2 are liquidated damages, are not a penalty, and are the sole and exclusive monetary remedy of Middlefield for certain terminations under Section 9.1.

ARTICLE X

MISCELLANEOUS

10.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of closing deliveries on a date to be specified by the parties (the “Closing Date”).

10.2 Confidentiality. Each party will maintain and will cause its directors, officers, employees, agents, affiliates, and representatives to maintain the confidentiality of all confidential information furnished to it by the other concerning the parties’ and subsidiaries’ businesses, operations, and financial positions and will not use any of the confidential information for any purpose except in furtherance of the Merger and other transactions under this Agreement. If this Agreement is terminated before the Closing Date each party will promptly return or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from the other parties. Middlefield agrees that it is bound by the terms of the October 1, 2021 Confidentiality Agreement. All information furnished by Liberty to Middlefield or its representatives in accordance with this Agreement is subject to the provisions of the October 1, 2021 Confidentiality Agreement. Middlefield agrees that the October 1, 2021 Confidentiality Agreement will continue in accordance with its terms if this Agreement terminates.

10.3 Survival. All representations, warranties, and covenants in this Agreement or in any instrument delivered in accordance with this Agreement expire, terminate, and are extinguished at the Effective Time, except for those covenants and agreements that by their terms apply in whole or in part after the Effective Time.

10.4 Notices. All notices or other communications hereunder must be in writing and will be deemed given if delivered by hand delivery, by facsimile with confirmation of transmission, by prepaid, registered, or certified mail (return receipt requested), or by recognized overnight courier addressed as follows or such other address as is furnished in writing by a party):

If to Liberty, to:	Ronald L. Zimmerly
President and Chief Executive Officer
Liberty Bancshares, Inc.
118 South Main Street
Ada, Ohio 45810

Email: rzimmerly@myliberty.bank

With a copy to:	Jeffery E. Smith, Esq.
(which shall not constitute	Vorys, Sater, Seymour and Pease LLP
Notice)	52 East Gay Street
Columbus, Ohio 43215
Email: jesmith@vorys.com

With a copy to:	J. Bret Treier, Esq.
(which shall not constitute	Vorys, Sater, Seymour and Pease LLP
Notice)	50 South Main Street, Suite 1200
Akron, Ohio 44308
Email: jbtreier@vorys.com

If to Middlefield, to:	James R. Heslop, II
President and Chief Executive Officer
Middlefield Banc Corp.
15985 East High Street
Middlefield, Ohio 44062-0035
Email: jheslop@middlefieldbank.com

With a copy to:	Francis X. Grady, Esq.
(which shall not constitute	Grady & Associates
Notice)	20220 Center Ridge Road, Suite 300
Rocky River, Ohio 44116-3501
Email: fgrady@gradyassociates.com

10.5 Parties in Interest. This Agreement and the Voting Agreements are binding upon and inure to the benefit of the parties to this Agreement and the Voting Agreements and their respective successors and assigns. Neither this Agreement or the Voting Agreements nor any of the rights, interests, or obligations under the agreements may be assigned by any party without the advance written consent of the other party or parties. Except for Middlefield’s covenants in Section 7.5 regarding Liberty personnel and Section 7.6 regarding indemnification and insurance, nothing in this Agreement is intended to confer upon any Person or entity other than the parties hereto any rights or remedies.

10.6 Complete Agreement. This Agreement, including the Exhibits and Disclosure Schedules and the documents and other writings referred to herein or delivered under this Agreement, the October 1, 2021 Confidentiality Agreement of Middlefield, and the Voting Agreements contain the entire agreement and understanding of the parties concerning the subject matter. There are no restrictions, agreements, promises, warranties, covenants, or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all other agreements and understandings (other than the October 1, 2021 Confidentiality Agreement) between the parties, both written and oral, concerning the subject matter.

10.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which together will be considered one and the same agreement and each of which will be considered an original. A facsimile copy of a signature page is considered an original signature page.

10.8 Severability. If any provision of this Agreement is held invalid, illegal, or unenforceable by a court of competent jurisdiction, invalidity, illegality, or unenforceability does not affect any other provisions of this Agreement. The parties will use reasonable efforts to substitute a valid, legal, and enforceable provision implementing as far as possible the purpose and intent the affected provision of this Agreement.

10.9 Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the State of Ohio, without giving effect to principles of conflicts of law.

10.10 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, the reference is to an Article or Section of or Exhibit to this Agreement unless otherwise indicated. The recitals in this Agreement are an integral part of this Agreement. References to sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” is part of “Section 5.5” and references to “Section 5.5” also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents and headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” Unless the context otherwise requires, the phrases “the date of this Agreement,” “the date hereof,” and terms of similar import refer to the date in the Preamble to this Agreement. When this Agreement recites that a party will take a specified action, it means the party is required by this Agreement to take the specified action. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party based on authorship of any of the provisions of this Agreement.

10.11 Specific Performance. The parties hereto agree that irreparable damage will occur if the provisions contained in this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is therefore agreed that the parties are entitled to an injunction or injunctions, without posting bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions in any court of the United States or any state having jurisdiction, except where another remedy is expressly provided by this Agreement. Each party agrees that it will not seek and will agree to waive any requirement for securing or posting bond in the other party’s seeking or obtaining such relief.

10.12 Waiver of Trial by Jury. The parties hereto hereby knowingly, voluntarily and intentionally waive the right any may have to a trial by jury in any litigation based on or rising out of or under this Agreement and any agreement to be executed in accordance with this Agreement, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of either party.

10.13 Amendment and Waiver.

10.13.1 Whether before or after Liberty Shareholder Approval or Middlefield Stockholder Approval is obtained, by action of the Board of Directors of each of Liberty, Middlefield, and Merger Sub, this Agreement may be amended by an instrument in writing signed by Liberty, Middlefield, and Merger Sub. However, after approval of this Agreement and the Merger by Liberty shareholders, without further Liberty Shareholder Approval an amendment of this Agreement is not effective if the amendment decreases the amount or value of Merger Consideration or changes the form of Merger Consideration.

10.13.2 By action of its Board of Directors, Liberty may (x) waive compliance with any of the agreements or conditions of Middlefield and Merger Sub, (y) waive any inaccuracies in the representations and warranties of Middlefield and Merger Sub, or (z) extend the time for performance of the obligations of Middlefield and Merger Sub. By action of the Board of Directors of each company, Middlefield and Merger Sub may (x) waive compliance with any of the agreements or conditions of Liberty, (y) waive any inaccuracies in the representations and warranties of Liberty, or (z) extend the time for performance of the obligations of Liberty. An extension or waiver by a party is effective if and only if the extension or waiver is in writing and is signed by the party. A party’s failure to insist on strict compliance with an obligation, covenant, agreement, or condition is not a waiver of subsequent noncompliance.

10.14 Legal Representation – Attorney-Client Privileged Communications. All communications between Vorys, Sater, Seymour and Pease LLP, on the one hand, and Liberty and its directors and officers or any Liberty shareholders, on the other hand, that relate directly to this Agreement or other agreements contemplated hereby, or the transaction contemplated hereby or thereby and are subject to attorney-client privilege, the attorney-client privilege and the expectation of client confidence belongs to Liberty’s shareholders and may be controlled, asserted or waived only by the Shareholder’s Representative, and shall not pass to or be claimed, controlled or waived by Merger Sub or Middlefield; provided that the foregoing shall not shield factual information. For purposes hereof, Shareholder’s Representative shall mean Thomas M. Wilson. In the event that a third party makes claims against Merger Sub or Middlefield that relate to this Agreement or other agreements contemplated hereby, or the transactions contemplated hereby or thereby, the Shareholder’s Representative shall cooperate with Merger Sub and or Middlefield to provide information as requested, to the furthest extent permitted by law and subject to the attorney-client privilege, which Merger Sub or Middlefield may assert against such third party but may not waive such privilege without the prior written consent of the Shareholder’s Representative.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the date first written above.

MIDDLEFIELD BANC CORP.		LIBERTY BANCSHARES, INC.

By:	/s/ James R. Heslop, II	By:	/s/ Ronald L. Zimmerly
	James R. Heslop, II		Ronald L. Zimmerly
	President and Chief Executive Officer		President and Chief Executive Officer

MBCN MERGER SUBSIDIARY, LLC

By:	/s/ James R. Heslop, II
James R. Heslop, II
President and Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

This agreement of merger (this “Bank Merger Agreement”), dated as of May 26, 2022, is by and between Liberty National Bank (“Liberty Bank”) and The Middlefield Banking Company (“Middlefield Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger, dated as of May 26, 2022 (the “Prior Merger Agreement”), between Middlefield Banc Corp. (“Middlefield”), MBCN Merger Subsidiary, LLC (“Merger Sub”) and Liberty Bancshares, Inc. (“Liberty”).

WITNESSETH:

WHEREAS, Liberty Bank is a national banking association and a wholly owned subsidiary of Liberty, with, as of December 31, 2021, a capital of $____________, divided into _________ shares of common stock, each of $____ stated value, surplus of $____________, and undivided profits, including capital reserves, of $__________; and

WHEREAS, Middlefield Bank is an Ohio banking corporation and a wholly owned subsidiary of Middlefield, with, as of December 31, 2021, a capital of $150,588,385, divided into 94,967 shares of common stock, each of $10 par value, surplus of $7,464,011, and undivided profits, including capital reserves, of $131,121,274; and

WHEREAS, Middlefield, Merger Sub and Liberty have entered into the Prior Merger Agreement, pursuant to which Liberty will merge with and into Merger Sub (the “Prior Merger”); and

WHEREAS, Liberty Bank and Middlefield Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Prior Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. The Bank Merger. Subject to the terms and conditions of the Prior Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2), Liberty Bank shall merge with and into Middlefield Bank (the “Bank Merger”) under the laws of the United States and the State of Ohio. Middlefield Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effective Time. The Bank Merger shall become effective on the date, and at the time (the “Effective Time”), specified in the certificate of merger filed with the Ohio Secretary of State.

3. Charter; Regulations. The Articles of Incorporation (the “Charter”) and Code of Regulations of Middlefield Bank in effect immediately prior to the Effective Time shall be the Charter and Regulations of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

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4. Name; Offices. The name of the Surviving Bank shall be “The Middlefield Banking Company.” The main office of the Surviving Bank shall be the main office of Middlefield Bank immediately prior to the Effective Time.

5. Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of Middlefield Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank, and (ii) the executive officers of Middlefield Bank immediately prior to the Effective Time shall continue as the executive officers of the Surviving Bank, and (iii) Ronald L. Zimmerly, _________ and __________ will become directors and officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the Charter and Code of Regulations of the Surviving Bank or until his or her earlier death, resignation or removal.

6. Effects of the Merger. Upon consummation of the Bank Merger, the applicable provisions of the regulations of the FDIC and other applicable law, (i) all assets of Middlefield Bank and Liberty Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of Middlefield Bank and Liberty Bank existing as of the Effective Time.

7. Effect on Shares of Stock.

a. Each share of Middlefield Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding and shall consist of $150,588,385 in capital, divided into 94,967 shares of common stock, each of $10 par value, and at the Effective Time Middlefield Bank shall have a surplus of $7,464,011 and undivided profits, including capital reserves, of $131,121,274, which when combined with the capital and surplus will be equal to the combined capital structures of Middlefield Bank and Liberty Bank as stated in the recitals of this Agreement, adjusted however, for normal earnings and expense (and if applicable purchase accounting adjustments) from May 26, 2022 until the Effective Time.

b. At the Effective Time, each share of Liberty Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of Liberty Bank capital stock held in the treasury of Liberty Bank immediately prior to the Effective Time shall be retired and canceled.

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8. Procurement of Approvals This Bank Merger Agreement shall be subject to the approval of Middlefield, as the sole shareholder of Middlefield Bank, and Liberty, as the sole shareholder of Liberty Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Middlefield Bank and Liberty Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other actions, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the FDIC and the Ohio Division of Financial Institutions as may be required by applicable laws and regulations.

9. Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by Middlefield , as the sole shareholder of Middlefield Bank, and Liberty as the sole shareholder of Liberty Bank, at meetings of shareholders duly called and held or by consent or consents in lieu thereof; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of Liberty Bank as offices of the Surviving Bank; and (iv) the consummation of the Prior Merger pursuant to the Prior Merger Agreement at or before the Effective Time.

10. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Liberty Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, Liberty Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise, to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Liberty Bank or otherwise to take any and all such action.

11. Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Middlefield Bank and Liberty Bank at any time prior to the Effective Time.

12. Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholder of which is, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13. Assignment. This Bank Merger Agreement may not be assigned by either Middlefield Bank or Liberty Bank without the prior written consent of the other.

14. Termination. This Bank Merger Agreement shall terminate upon the termination of the Prior Merger Agreement in accordance with its terms.

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15. Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Ohio without regard to the conflicts of law provisions thereof.

16. Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, each of Middlefield Bank and Liberty Bank has caused this Bank Merger Agreement to be executed on its behalf by its duly authorized officers.

LIBERTY NATIONAL BANK

By:
Name:	Ronald L. Zimmerly
Title:	President and Chief Executive Officer

THE MIDDLEFIELD BANKING COMPANY

By:
Name:	James R. Heslop, II
Title:	President and Chief Executive Officer

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Exhibit B

MIDDLEFIELD BANC CORP. AND RONALD ZIMMERLY

TERM SHEET FOR EMPLOYMENT AS PRESIDENT

1.	Effective Date: ____________, 2022

2.

Position: President of Middlefield Banc Corp. (“Middlefield”) and The Middlefield Banking Company (the “Bank”) subject to shareholder approval of amendments to Middlefield’s Regulations at the special shareholder meeting approving the merger agreement to also approve a new Middlefield senior officer position of Chief Executive Officer and to revise the description of the duties of Middlefield’s President. The Code of Regulations of the Bank will be amended before the Effective Time to authorize the position of Chief Executive Officer of the Bank and revise the description of the duties of the President of the Bank.

3.	Base Salary: Initial annual base salary of $295,000 for 2022 payable in accordance with payroll schedule, net of applicable withholdings, subject to annual review commencing in 2023.

4.	Incentive Plan: Eligible to participate in the Bank’s Annual Incentive Plan at a maximum cash benefit of 24% of base salary subject to satisfaction of performance metrics

5.

Change in Control Agreement: A double-trigger change-in-control agreement similar to Middlefield executive officers’ 2019 agreements filed as Form 10-K exhibits 10.4.2, 10.4.5 and 10.4.7, with severance benefits based on 2 times the sum of your annual base salary plus the greater of (i) your average cash incentive plan bonus over the immediately preceding two year period (or such lesser period as you are employed by Middlefield and Middlefield Bank) or (ii) your then target cash incentive bonus, and continued life, health, and disability insurance coverage for 24 months after employment termination. In connection with the promotion to Chief Executive Officer, your Change in Control Agreement shall be revised to provide a severance benefit equal to 2.5 times the sum of your stated annual base salary plus average cash incentive plan bonus over the prior two year period (or such lesser period employed by Middlefield and Middlefield Bank).

6.

Severance Payment for Failure to Be Appointed as CEO by January 1, 2024: You will receive severance compensation equal to 2 times your base salary if you resign because you are not appointed as CEO of Middlefield and the Bank by January 1, 2024, unless your termination of employment before January 1, 2024 results from involuntary termination for cause, with “cause” determined by the affirmative vote of at least 2/3 of Middlefield’s directors exclusive of your vote as a Middlefield director. “Cause” will have the meaning of “involuntary termination with cause” in Middlefield’s change-in-control agreements filed as Form 10-K exhibits 10.4.2, 10.4.5 and 10.4.7. The lump sum payment for your resignation right if you are not appointed as CEO by January, 2024 will be made within 30 days of your employment termination. To be eligible for the severance compensation set forth in this paragraph, you must resign within 30 days of the date the Middlefield Board decides you will not be appointed as CEO of Middlefield and the Bank. A draft of this agreement is attached.

7.

Salary Continuation Agreement: Eligible for a variable benefit deferred compensation agreement (SERP) for executive officers that would provide supplemental retirement income benefits. The SERP would be similar to Middlefield executive officers’ Executive Deferred Compensation Agreement filed as Form 10-K exhibits 10.28, 10.30 and 10.32. For each year that you remain employed with the Bank until attaining age 65, the Bank will credit the SERP with a contribution ranging from 5% to 15% of base salary. Contributions exceeding 5% of salary are conditional on achievement of performance goals, which currently include (i) the

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Bank’s net income for the plan year and (ii) the Bank’s peer ranking for the plan year based on the top 50% of all FDIC-insured commercial banks having assets between $1 billion and $3 billion as reported on the FDIC’s Uniform Bank Performance Report. Each of the two performance goals can account for a SERP contribution of up to 7.5% of your base annual salary.

8.

Restricted Stock: Restricted stock award with a value of $325,000 which vests ratably over a three-year period provided that you remain continuously employed by Middlefield. Vesting of the restricted stock grant will accelerate in the event of good reason resignation, involuntary termination without cause, or executive’s resignation under the circumstances described in Section 6.

9.

Settlement of Existing Severance Agreement: At or within 30 days before the effective date, the existing Change in Control-Severance Compensation Agreement, dated September 11, 2013, with Liberty Bancshares, Inc. (the “Severance Agreement”), will terminate and Liberty Bancshares, Inc. will pay at closing a change in control benefit of [$760,000] which reflects the payment set forth in Section 4(B) of the Severance Agreement reduced to comply with the Section 280G cutback provision in Section 4(E) of the Severance Agreement. Liberty Bancshares, Inc. will take action under Rule 1.409A-3(j)(4)(ix)(B) to terminate all six executive severance agreements reported in Disclosure Schedule 4.8.3 including the Severance Agreement.

10.

Automobile Allowance. Eligible for a Middlefield-owned automobile for use with the value of the leased or Middlefield-supplied car to be commensurate with a monthly lease expense of $1,000, in either case subject to annual increases as may be determined by the Compensation Committee. Middlefield will pay insurance, taxes, and maintenance expenses for the automobile.

11.

Other Benefits: With the exception of the Executive Survivor Income Agreement (the “DBO Agreement”) that the Bank offers to executive officers reported in Form 10-K exhibits 10.14 through 10.21, you are eligible to participate in plans and benefits available to other officers and with same contribution and other terms and conditions. As an alternative to the DBO Agreements that some Bank executive officers have, you will retain your Split Dollar Agreement with Liberty National Bank dated October 1, 2020.

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EXHIBIT C

Form of Voting Agreement

VOTING AGREEMENT

May 26, 2022

Middlefield Banc Corp.

15985 East High Street

Middlefield, Ohio 44062-35

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), Middlefield Banc Corp. (“Middlefield”), MBCN Merger Subsidiary, LLC (“Merger Sub”), and Liberty Bancshares, Inc. (“Liberty”), are entering into an Agreement and Plan of Merger dated the date of this Voting Agreement (the “Merger Agreement”), whereby Liberty will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger, and stockholders of Liberty will receive shares of Middlefield common stock on terms stated in the Merger Agreement, subject to closing of the Merger. All defined terms used but not defined in this Voting Agreement have the meanings given in the Merger Agreement.

A condition to Middlefield’s obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to Middlefield.

Intending to be legally bound, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement I have, and unless sold, transferred, other disposed of in accordance with clause (g) below, at all times during the term of this Voting Agreement I will have, beneficial ownership of, and good and valid title to, shares of Liberty voting common stock, par value $1.25 per share, and may also hold rights to acquire shares of Liberty voting common stock. All of my shares of Liberty voting common stock or rights to acquire Liberty voting common stock are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances, and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of the securities). None of my shares of Liberty voting common stock or rights to acquire Liberty voting common stock are subject to a voting trust or other agreement or arrangement regarding voting rights of the securities. For purposes of this Voting Agreement, beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(b) Except for the shares of Liberty voting common stock or rights to acquire Liberty voting common stock stated in paragraph (a), as of the date of this Voting Agreement I do not beneficially own any (x) voting securities of Liberty, (y) securities of Liberty convertible into or exchangeable for shares of voting securities of Liberty or (z) options or other rights to acquire from Liberty any voting securities, or securities convertible into or exchangeable for any voting securities of Liberty. The shares of Liberty voting common stock identified in paragraph (a), together with all shares of Liberty voting common stock I acquire during the term of this Voting Agreement, including through exercise of rights, are subject to the terms of this Voting Agreement.

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(c) At the Liberty Stockholder Meeting at which the Merger Agreement and the Merger will be voted upon, and on every action or approval by written consent of stock of Liberty, I will vote or cause to be voted all shares over which I have voting power to be voted in favor of approval and adoption of the Merger Agreement, the Merger, and other transactions under the Merger Agreement and in favor of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger, and other transactions under the Merger Agreement.

(d) During the term of this Voting Agreement I will not offer, sell, transfer, pledge, encumber, or otherwise dispose of any of my shares of Liberty voting common stock or rights to acquire Liberty voting common stock (or interest therein), and I will use my best efforts not to permit the offer, sale, transfer, pledge, encumbrance, or other disposition of any of my shares of Liberty voting common stock or options or rights to acquire Liberty voting common stock, except as may be permitted by paragraph (g).

(e) I agree that Liberty is not bound by any attempted sale of any of my shares of Liberty voting common stock or rights to acquire Liberty voting common stock, and Liberty’s transfer agent will receive appropriate stop transfer orders and is not required to register any such attempted sale of my shares of Liberty voting common stock or rights to acquire Liberty voting common stock, unless the sale is effected in compliance with this Voting Agreement.

(f) I have the legal capacity to enter into this Voting Agreement. I have duly and validly executed and delivered this Voting Agreement. This Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency, and other laws affecting creditors’ rights and general equitable principles. No consent of my spouse, (if any), is necessary under any community property or other law in order for me to enter into and perform my obligations under this Voting Agreement.

(g) I may offer, sell, transfer, pledge, encumber, or otherwise dispose of my shares of Liberty voting common stock or rights to acquire Liberty voting common stock to any person or entity, but to do so I must first cause the person to whom I transfer the securities to execute and deliver to Middlefield an agreement to be bound by the terms of this Voting Agreement. A transfer not preceded by the transferee’s executed Voting Agreement delivered to Middlefield is not valid or effective and will not be honored.

I am signing this Voting Agreement solely in my capacity as a stockholder of Liberty, and as a rights holder if I hold rights to acquire Liberty voting common stock. I am not signing this Voting Agreement in any other capacity, such as a director or officer of Liberty or as a fiduciary of any trusts in which I am not a beneficiary. I make no agreement in this Voting Agreement in any capacity other than in my capacity as a beneficial owner of Liberty voting common stock. Nothing in this Voting Agreement limits or affects any action or inaction by me or any of my representatives, as applicable, as a director or officer of Liberty or affects my rights to exercise my fiduciary duties pursuant to Section 6.10 of the Merger Agreement.

This Voting Agreement terminates and is of no further force and effect on the earliest to occur of (a) the favorable vote of Liberty stockholders for approval and adoption of the Merger Agreement and the Merger, (b) the Effective Time, (c) Middlefield and I enter into a written agreement to terminate this Voting Agreement, (d) any termination of the Merger Agreement in accordance with its terms, (e) any amendment, modification or waiver to the Merger Agreement that is material and adverse to me (including any decrease to the consideration set forth in the Merger Agreement), and (f) May 31, 2023, except that termination is without prejudice to Middlefield’s rights if termination is a result of my willful breach of any covenant or representation in this Voting Agreement.

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All notices and other communications under this Voting Agreement must be in writing and will be deemed given if delivered personally, sent by email, facsimile, mailed by registered or certified mail return receipt requested, or delivered by an express courier, to the other party at its address(es) contained on the signature page.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties concerning the subject matter of this Voting Agreement.

I agree and acknowledge that Middlefield may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of this Voting Agreement by me. Without limiting other remedies, Middlefield is entitled to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto are governed by and will be construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the State of Ohio principles of conflicts of law. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio in any action or proceeding arising out of or relating to this Voting Agreement.

If a term, provision, covenant, or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Voting Agreement remain in full force and effect and are not affected, impaired, or invalidated so long as the effect on the economic or legal substance is not materially adverse to a party. If a term, provision, covenant, or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the parties will negotiate in good faith to modify this Voting Agreement to effect the original intent of the parties as closely as possible.

This Voting Agreement may be executed and delivered (including by email or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed is deemed to be an original but all of which taken together constitute a single instrument.

[Signature pages follow.]

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Very truly yours,

[Name]

[Address]

Acknowledged and Agreed: Middlefield Banc Corp.

By:	James R. Heslop, II
President and Chief Executive Officer

Address:	Middlefield Banc Corp.
15985 East High Street
Middlefield, Ohio 44062-0035

Dated: _________, 2022

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Appendix A

Number of Shares held (excluding Shares of restricted stock unit):

This amount includes:

Shares over which I have sole voting power
Shares over which I have shared voting power
Shares over which I have sole dispositive power
Shares over which I have shared dispositive power

Number of Shares of restricted stock units under restricted stock unit award agreements:

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EXHIBIT D

Form of Voting and Shareholder Agreement

VOTING AND SHAREHOLDER AGREEMENT

May 26, 2022

Middlefield Banc Corp.

15985 East High Street

Middlefield, Ohio 44062-35

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting and Shareholder Agreement”), Middlefield Banc Corp. (“Middlefield”), MBCN Merger Subsidiary, LLC (“Merger Sub”), and Liberty Bancshares, Inc. (“Liberty”), are entering into an Agreement and Plan of Merger dated the date of this Voting and Shareholder Agreement (the “Merger Agreement”), whereby Liberty will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger, and stockholders of Liberty will receive shares of Middlefield common stock on terms stated in the Merger Agreement, subject to closing of the Merger. All defined terms used but not defined in this Voting and Shareholder Agreement have the meanings given in the Merger Agreement.

A condition to Middlefield’s obligations under the Merger Agreement is that Castle Creek Capital Partners VI, LP (“Castle Creek”) execute and deliver this Voting and Shareholder Agreement to Middlefield.

Intending to be legally bound, Middlefield and Castle Creek irrevocably agree and represent as follows:

(a) As of the date of this Voting and Shareholder Agreement Castle Creek has, and subject to clause (g) below at all times during the term of this Voting and Shareholder Agreement Castle Creek will have, beneficial ownership of, and good and valid title to, 75,700 shares of Liberty voting common stock, par value $1.25 per share. All of Castle Creek’s shares of Liberty voting common stock are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances, and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of the securities). None of Castle Creek’s shares of Liberty voting common stock are subject to a voting trust or other agreement or arrangement regarding voting rights of the securities. For purposes of this Voting and Shareholder Agreement, beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(b) Except for the shares of Liberty voting common stock or rights to acquire Liberty voting common stock stated in paragraph (a), as of the date of this Voting and Shareholder Agreement Castle Creek does not beneficially own any (x) voting securities of Liberty, (y) securities of Liberty convertible into or exchangeable for shares of voting securities of Liberty except for non-voting common stock of Liberty, or (z) options or other rights to acquire from Liberty any voting securities, or securities convertible into or exchangeable for any voting securities of Liberty. The shares of Liberty voting common stock identified in paragraph (a), together with all shares of Liberty voting common stock Castle Creek acquires during the term of this Voting and Shareholder Agreement, including through exercise of rights, are subject to the terms of this Voting and Shareholder Agreement.

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(c) At the Liberty Stockholder Meeting at which the Merger Agreement and the Merger will be voted upon, and on every action or approval by written consent of stock of Liberty, Castle Creek will vote or cause to be voted all shares over which Castle Creek has voting power to be voted in favor of approval and adoption of the Merger Agreement, the Merger, and other transactions under the Merger Agreement and in favor of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger, and other transactions under the Merger Agreement.

(d) During the term of this Voting and Shareholder Agreement Castle Creek will not offer, sell, transfer, pledge, encumber, or otherwise dispose of any of Castle Creek’s shares of Liberty voting common stock, and Castle Creek will not permit the offer, sale, transfer, pledge, encumbrance, or other disposition of any of Castle Creek’s shares of Liberty voting common stock, except as may be permitted by paragraph (g).

(e) Castle Creek agree that Liberty is not bound by any attempted sale of any of Castle Creek’s shares of Liberty voting common stock or rights to acquire Liberty voting common stock, and Liberty’s transfer agent will receive appropriate stop transfer orders and is not required to register any such attempted sale of Castle Creek’s shares of Liberty voting common stock, unless the sale is effected in compliance with this Voting and Shareholder Agreement.

(f) Castle Creek has the legal capacity to enter into this Voting and Shareholder Agreement. Castle Creek has duly and validly executed and delivered this Voting and Shareholder Agreement. This Voting and Shareholder Agreement is a valid and binding obligation enforceable against Castle Creek in accordance with its terms, subject to bankruptcy, insolvency, and other laws affecting creditors’ rights and general equitable principles.

(g) Castle Creek may offer, sell, transfer, pledge, encumber, or otherwise dispose of Castle Creek’s shares of Liberty voting common stock to any person or entity but to do so Castle Creek must first cause the person to whom Castle Creek sells, transfers, pledges, encumbers, or otherwise disposes the securities to execute and deliver to Middlefield an agreement to be bound by the terms of this Voting and Shareholder Agreement. A sale, transfer, pledge, encumbrance, or other disposition by Castle Creek of Castle Creek’s shares of Liberty voting common stock not preceded by an executed Voting and Shareholder Agreement required by this paragraph (g) and delivered to Middlefield is not valid or effective and will not be honored.

Castle Creek is signing this Voting and Shareholder Agreement solely in Castle Creek’s capacity as a stockholder of Liberty. Castle Creek is not signing this Voting and Shareholder Agreement in any other capacity, such as a director or officer of Liberty or as a fiduciary of any trusts in which Castle Creek is not a beneficiary. Castle Creek makes no agreement in this Voting and Shareholder Agreement in any capacity other than in Castle Creek’s capacity as a beneficial owner of Liberty voting common stock. Nothing in this Voting and Shareholder Agreement limits or affects any action or inaction by Castle Creek or any of Castle Creek’s representatives, as applicable, as a director of Liberty or affects Castle Creek’s rights to exercise Castle Creek’s fiduciary duties pursuant to Section 6.10 of the Merger Agreement.

This Voting and Shareholder Agreement (other than the following paragraphs, which shall survive the Closing if and to the extent the Closing occurs) terminates and is of no further force and effect on the earliest to occur of (a) the favorable vote of Liberty stockholders for approval and adoption of the Merger Agreement and the Merger, (b) the Effective Time, (c) Middlefield and Castle Creek enter into a written agreement to terminate this Voting and Shareholder Agreement, (d) any termination of the Merger Agreement in accordance with its terms, (e) any amendment, modification or waiver to the Merger Agreement that is material and adverse to Castle Creek (including any decrease to the consideration set forth in the Merger Agreement), and (d) May 31, 2023, except that termination is without prejudice to Middlefield’s rights if termination is a result of Castle Creek’s willful breach of any covenant or representation in this Voting and Shareholder Agreement.

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Following the Closing, upon the written request of Castle Creek, Middlefield will promptly cause any individual designated by Castle Creek (the “Board Representative”) that is reasonably acceptable to Middlefield to be elected or appointed to the board of directors of Middlefield (the “Board”) or Middlefield Bank (the “Bank Board”), subject to satisfaction of all legal and regulatory requirements regarding service and election or appointment as a director of Middlefield and/or Middlefield Bank (as applicable). Middlefield’s appointment of Spencer T. Cohn to the Board pursuant to Section 7.14 of the Merger Agreement shall satisfy the requirement under this paragraph that Castle Creek have a Board Representative on the Board. At Middlefield’s then next annual meeting, Middlefield will use reasonable best efforts to cause the election of the Board Representative to the Board (including, without limitation, by recommending to its shareholders the election of the Board Representative), subject to satisfaction of all legal and regulatory requirements regarding service and election or appointment as a director of Middlefield; provided that Castle Creek’s right to designate the Board Representative will continue only so long as Castle Creek, together with its Affiliates, in the aggregate owns at least four point nine percent (4.9%) of the Middlefield common stock then outstanding (the “Minimum Ownership Interest”). So long as Castle Creek, together with its Affiliates, has a Minimum Ownership Interest, Middlefield will recommend to its shareholders the election of the Board Representative to the Board at Middlefield’s annual meeting of shareholders, subject to satisfaction of all legal requirements regarding service and election or appointment as a director of Middlefield. If Castle Creek no longer has a Minimum Ownership Interest, Castle Creek will have no further rights under this paragraph and the following paragraph and, at the written request of the Board, shall use commercially reasonable efforts to cause the Board Representative to resign from the Board and the Bank Board as promptly as possible thereafter.

Subject to applicable Law and the preceding paragraph, the Board Representative shall be one of Middlefield’s nominees to serve on the Board. Middlefield shall use its reasonable best efforts to have the Board Representative elected as a director of Middlefield by the shareholders of Middlefield, and Middlefield shall solicit proxies for the Board Representative to the same extent as it does for any of its other Middlefield nominees to the Board. Middlefield shall ensure that the Board and the Bank Board shall each have at least four (4) members for so long as Castle Creek shall have the right to appoint a Board Representative.

Subject to applicable Law and the preceding two paragraphs, upon the death, resignation, retirement, disqualification, or removal from office as a member of the Board or the Bank Board of the Board Representative, Castle Creek shall have the right to designate a replacement for the Board Representative that is reasonably acceptable to Middlefield. The Board and the Bank Board shall use their reasonable best efforts to take all action required to fill the vacancy resulting therefrom with such person (including such person, subject to applicable Law and the preceding two paragraphs, being one of Middlefield’s nominees to serve on the Board and the Bank Board), using reasonable best efforts to have such person elected as director of Middlefield by the shareholders of Middlefield and Middlefield soliciting proxies for such person to the same extent as it does for any of its other nominees to the Board, as the case may be.

Middlefield hereby agrees that, from and after the Closing, for so long as Castle Creek and its Affiliates in the aggregate have a Minimum Ownership Interest, and do not have a Board Representative currently serving on the Board and the Bank Board (or have a Board Representative whose appointment is subject to receipt of regulatory approvals), and subject to satisfaction of all legal and regulatory

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requirements, Middlefield shall invite a person designated by Castle Creek (the “Observer”) to attend meetings of the Board or the Bank Board, as applicable, in a nonvoting, nonparticipating observer capacity. The Observer shall not have any right to vote on any matter presented to the Board, the Bank Board or any committee thereof. Middlefield shall give the Observer written notice of each meeting of the Board or the Bank Board at the same time and in the same manner as the members of the Board or the Bank Board, shall provide the Observer with all written materials and other information given to members of the Board or the Bank Board at the same time such materials and information are given to such members (provided, however, that the Observer shall not be provided any confidential supervisory information or any materials relating to any transaction with Castle Creek or its Affiliates) and shall permit the Observer to attend as an observer at all meetings thereof provided that the Board or the Bank Board, as applicable, reserves the right and authority to exclude the Observer from attending or observing any portion of any meeting of the Board or the Bank Board, as applicable, or from receiving any copies of written materials (or portions thereof) distributed to the Board or the Bank Board, as applicable, or at or in connection with any meeting in the event that Middlefield, on the advice of legal counsel, determines that the presence of the Observer or the disclosure of written materials to the Observer is likely to compromise the attorney-client privilege; provided, however, that Middlefield will use commercially reasonable efforts to provide to the Observer the information discussed at such portion of a meeting or included in such written materials in a manner that would not be reasonably likely to compromise the attorney-client privilege (including, if necessary, by entering into a common interest agreement with the Observer). In the event Middlefield or Middlefield Bank or any future bank subsidiary of Middlefield proposes to take any action by written consent in lieu of a meeting, Middlefield, Middlefield Bank or any such future bank subsidiary of Middlefield shall give written notice thereof to the Observer prior to the effective date of such consent describing the nature and substance of such action and including the proposed text of such written consents. If Castle Creek no longer has a Minimum Ownership Interest, Castle Creek will have no further rights under this paragraph.

Middlefield acknowledges that the Board Representative may have certain rights to indemnification, advancement of expenses and/or insurance provided by Castle Creek and/or its respective Affiliates (collectively, the “Castle Creek Indemnitors”). Middlefield hereby agrees that, with respect to a claim by a Board Representative for indemnification arising out his or her service as a director of Middlefield, Middlefield Bank or any future bank subsidiary of Middlefield, (1) it is the indemnitor of first resort (i.e., its obligations to the Board Representative with respect to indemnification, advancement of expenses and/or insurance (which obligations shall be the same as, but in no event greater than, any such obligations to members of the Board or the Bank Board, as applicable) are primary and any obligation of the Castle Creek Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Board Representative are secondary), and (2) the Castle Creek Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Board Representative against Middlefield.

Middlefield shall deliver to Castle Creek a letter agreement in the form attached hereto as Exhibit A, dated as of the Closing Date (the “VCOC Letter Agreement”).

Each of the parties hereto acknowledges that Castle Creek and its Affiliates and related investment funds may presently or in the future have, investments or other business or strategic relationships, ventures, agreements or other arrangements with enterprises other than Middlefield or any of Middlefield’s Subsidiaries, including enterprises that may have products or services that compete directly or indirectly with those of Middlefield and its Subsidiaries, and may trade in the securities of such enterprise (any such other investment or relationship, an “Other Business”). The parties expressly acknowledge and agree that: (a) Castle Creek and its Affiliates shall not be prohibited by virtue of Castle Creek’s investment in Middlefield from directly or indirectly, engage in any Other Business; and (b) in

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the event that Castle Creek or its Affiliates acquires knowledge of a potential transaction or matter that may be a corporate opportunity for Middlefield or any of its Subsidiaries, Castle Creek and its Affiliates shall not be obligated to communicate or present such corporate opportunity to Middlefield or any of its Subsidiaries, and, notwithstanding any provision of this Voting and Shareholder Agreement to the contrary, shall not be liable to Middlefield or any of its Subsidiaries or shareholders of Middlefield for breach of any duty (contractual or otherwise) by reason of the fact that Castle Creek, any Affiliate thereof, directly or indirectly, pursues or acquires such opportunity for itself, or does not present such opportunity to Middlefield.

All notices and other communications under this Voting and Shareholder Agreement must be in writing and will be deemed given if delivered personally, sent by email, mailed by registered or certified mail return receipt requested, or delivered by an express courier, to the other party at its address(es) contained on the signature page.

This Voting and Shareholder Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting and Shareholder Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties concerning the subject matter of this Voting and Shareholder Agreement.

Middlefield and Castle Creek agree and acknowledge that Middlefield and Castle Creek may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of this Voting and Shareholder Agreement. Without limiting other remedies, each of Middlefield and Castle Creek is entitled to seek to enforce this Voting and Shareholder Agreement by specific performance or injunctive relief. This Voting and Shareholder Agreement and all claims arising hereunder or relating hereto are governed by and will be construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the State of Ohio principles of conflicts of law. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio in any action or proceeding arising out of or relating to this Voting and Shareholder Agreement.

If a term, provision, covenant, or restriction of this Voting and Shareholder Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Voting and Shareholder Agreement remain in full force and effect and are not affected, impaired, or invalidated so long as the effect on the economic or legal substance is not materially adverse to a party. If a term, provision, covenant, or restriction of this Voting and Shareholder Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the parties will negotiate in good faith to modify this Voting and Shareholder Agreement to effect the original intent of the parties as closely as possible.

This Voting and Shareholder Agreement may be executed and delivered (including by email) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed is deemed to be an original but all of which taken together constitute a single instrument.

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Very truly yours,

Castle Creek Capital Partners VI, LP

By:	/s/ Spencer T. Cohn
Spencer T. Cohn
Principal

Address:	11682 El Camino Real, Suite 320
San Diego, CA 92130

Email:	scohn@castlecreek.com

Acknowledged and Agreed: Middlefield Banc Corp.

By:	/s/ James R. Heslop, II

Name:	James R. Heslop, II
President and Chief Executive Officer

Middlefield Banc Corp. 15985 East High Street
Middlefield, Ohio 44062-0035
Email:	jheslop@middlefieldbank.bank

Dated:	May 26, 2022

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EXHIBIT A

VCOC Letter Agreement

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VCOC LETTER AGREEMENT

MIDDLEFIELD BANC CORP.

15985 EAST HIGH STREET

MIDDLEFIELD, OH 44062

May 26, 2022

Castle Creek Capital Partners VI, LP

6051 El Tordo

Rancho Santa Fe, CA 92091

Dear Sir/Madam:

Reference is made to the Agreement and Plan of Merger by and among Middlefield Banc Corp., an Ohio corporation ( “Middlefield”), Liberty Bancshares, Inc., an Ohio corporation (“Liberty”), and MBCN Merger Subsidiary, an Ohio limited liability company and wholly owned subsidiary of Middlefield (“Merger Sub”), dated as of May 26, 2022 (the “Merger Agreement”), pursuant to which Liberty agreed to merge with and into Merger Sub with Merger Sub surviving the merger and shares of Middlefield Common Stock will be issued to Castle Creek Capital Partners VI, LP (the “VCOC Investor”). Capitalized terms used herein without definition shall have the respective meanings in the Merger Agreement.

For good and valuable consideration acknowledged to have been received, Middlefield hereby agrees that it shall, effective as of the Closing:

•

For so long as the VCOC Investor, directly or through one or more Affiliates, continues to hold any Middlefield Common Stock, provide the VCOC Investor or its designated representative with the governance rights set forth in the Voting and Shareholder Agreement, dated as of May 26, 2022, by and between Middlefield and the VCOC Investor (the “Voting and Shareholder Agreement”);

•

For so long as the VCOC Investor, directly or through one or more Affiliates, continues to hold any Middlefield Common Stock, without limitation or prejudice of any of the rights provided to the VCOC Investor under the Voting and Shareholder Agreement or any other agreement or otherwise, provide the VCOC Investor or its designated representative with:

(i) the right to visit and inspect any of the offices and properties of Middlefield and its subsidiaries and inspect the books and records of Middlefield and its subsidiaries at such times as the VCOC Investor shall reasonably request upon three (3) business days’ notice but not more frequently than once per calendar quarter, provided, however, that such rights shall not extend to confidential bank supervisory communications, customer financial records or other “exempt records” as defined by 12 C.F.R. Part 309, or reports of examination of any national or state chartered insured bank, which information may only be disclosed by Middlefield or any subsidiary of Middlefield in accordance with the provisions and subject to the limitations of applicable law or regulation;

(ii) consolidated balance sheets and statements of income and cash flows of Middlefield and its subsidiaries prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis (A) as of the end of each quarter of each fiscal year of Middlefield as soon as practicable after preparation thereof but in no event later than ninety (90) days after the end of such quarter, and (B) with respect to each fiscal year end statement, as soon as practicable after preparation thereof but in no event later than one hundred and twenty (120) days after the end of such fiscal year together with an auditor’s report thereon of a firm of established national reputation; and

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(iii) to the extent Middlefield or any of its subsidiaries is required by law or pursuant to the terms of any outstanding indebtedness of Middlefield or any subsidiary to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 or otherwise, actually prepared by Middlefield or any of its subsidiaries as soon as available;

provided, that, in each case, if Middlefield makes the information described in clauses (ii) and (iii) of this bullet point available through public filings on the EDGAR system or any successor or replacement system of the United States Securities and Exchange Commission, the delivery of the information shall be deemed satisfied by such public filings.

•

Make appropriate officers and directors of Middlefield, and its subsidiaries, available periodically and at such times as reasonably requested by the VCOC Investor for consultation with the VCOC Investor or its designated representative, but not more frequently than once per calendar quarter, with respect to matters relating to the business and affairs of Middlefield and its subsidiaries; and

•

If the VCOC Investor’s regular outside counsel determines in writing that other rights of consultation are reasonably necessary under applicable legal authorities promulgated after the date of this agreement to preserve the qualification of VCOC Investor’s investment in Middlefield as a “venture capital investment” for purposes of the United States Department of Labor Regulation published at 29 C.F.R. Section 2510.3-101(d)(3)(i) (the “Plan Asset Regulation”), Middlefield agrees to cooperate in good faith with the VCOC Investor to amend this letter agreement to reflect such other rights that are mutually satisfactory to Middlefield and the VCOC Investor and consistent with the Federal Reserve Policy Statement on Equity Investments in Banks and Bank Holding Companies; provided that such consultation rights shall be limited to once per calendar quarter.

Middlefield agrees to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by Middlefield.

The VCOC Investor agrees, and will require each designated representative of the VCOC Investor to agree, to hold in confidence and not use or disclose to any third party (other than its legal counsel and accountants) any confidential information provided to or learned by such party in connection with the VCOC Investor’s rights under this letter agreement except as may otherwise be required by law or legal, judicial or regulatory process or requested by a governmental authority or self-regulatory organization, provided that the VCOC Investor takes reasonable steps to minimize the extent of any such required disclosure.

In the event the VCOC Investor transfers all or any portion of its investment in Middlefield to an affiliated entity (or to a direct or indirect wholly-owned conduit subsidiary of any such affiliated entity) that is intended to qualify as a venture capital operating company under the Plan Asset Regulation, such affiliated entity shall be afforded the same rights that Middlefield has afforded to the VCOC Investor hereunder and shall be treated, for such purposes, as a third party beneficiary hereunder.

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The rights of the VCOC Investor under this letter agreement are unique to the VCOC Investor and shall not be assignable or transferrable other than to an affiliated entity that is intended to qualify as a venture capital operating company under the Plan Asset Regulation.

This letter agreement and the rights and the duties of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York and may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

For the avoidance of doubt, the terms and conditions of this Agreement shall be conditioned upon the Closing and shall terminate in the event that the Merger Agreement is terminated.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have executed this letter agreement as of the date first above written.

MIDDLEFIELD BANC CORP.

By:	/s/ James R. Heslop, II
Name:	James R. Heslop, II
Title:	CEO and President

Agreed and acknowledged as of the date first above written:

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ Spencer T. Cohn
Name:	Spencer T. Cohn
Title:	Principal

Signature Page to Castle Creek-Middlefield VCOC Letter Agreement

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EXHIBIT E

Form of Voting Agreement

VOTING AGREEMENT

May 26, 2022

Liberty Bancshares, Inc.

118 South Main Street

Ada, Ohio 45810

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), Middlefield Banc Corp. (“Middlefield”), MBCN Merger Subsidiary, LLC (“Merger Sub”), and Liberty Bancshares, Inc. (“Liberty”), are entering into an Agreement and Plan of Merger dated the date of this Voting Agreement (the “Merger Agreement”), whereby Liberty will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger, and stockholders of Liberty will receive shares of Middlefield common stock on terms stated in the Merger Agreement, subject to closing of the Merger. All defined terms used but not defined in this Voting Agreement have the meanings given in the Merger Agreement.

A condition to Liberty’s obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to Liberty.

Intending to be legally bound, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement I have, and unless sold, transferred, other disposed of in accordance with clause (g) below, at all times during the term of this Voting Agreement I will have, beneficial ownership of, and good and valid title to, shares of Middlefield voting common stock, no par value, and may also hold rights to acquire shares of Middlefield voting common stock. All of my shares of Middlefield voting common stock or rights to acquire Middlefield voting common stock are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances, and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of the securities). None of my shares of Middlefield voting common stock or rights to acquire Middlefield voting common stock are subject to a voting trust or other agreement or arrangement regarding voting rights of the securities. For purposes of this Voting Agreement, beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(b) Except for the shares of Middlefield voting common stock or rights to acquire Middlefield voting common stock stated in paragraph (a), as of the date of this Voting Agreement I do not beneficially own any (x) voting securities of Middlefield, (y) securities of Middlefield convertible into or exchangeable for shares of voting securities of Middlefield or (z) options or other rights to acquire from Middlefield any voting securities, or securities convertible into or exchangeable for any voting securities of Middlefield. The shares of Middlefield voting common stock identified in paragraph (a), together with all shares of Middlefield voting common stock I acquire during the term of this Voting Agreement, including through exercise of rights, are subject to the terms of this Voting Agreement.

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(c) At the Middlefield Stockholder Meeting at which the Merger Agreement and the Merger will be voted upon, and on every action or approval by written consent of stock of Middlefield, I will vote or cause to be voted all shares over which I have voting power to be voted in favor of approval and adoption of the Merger Agreement, the Merger, and other transactions under the Merger Agreement and in favor of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger, and other transactions under the Merger Agreement.

(d) During the term of this Voting Agreement I will not offer, sell, transfer, pledge, encumber, or otherwise dispose of any of my shares of Middlefield voting common stock or rights to acquire Middlefield voting common stock (or interest therein), and I will use my best efforts not to permit the offer, sale, transfer, pledge, encumbrance, or other disposition of any of my shares of Middlefield voting common stock or options or rights to acquire Middlefield voting common stock, except as may be permitted by paragraph (g).

(e) I agree that Middlefield is not bound by any attempted sale of any of my shares of Middlefield voting common stock or rights to acquire Middlefield voting common stock, and Middlefield’s transfer agent will receive appropriate stop transfer orders and is not required to register any such attempted sale of my shares of Middlefield voting common stock or rights to acquire Middlefield voting common stock, unless the sale is effected in compliance with this Voting Agreement.

(f) I have the legal capacity to enter into this Voting Agreement. I have duly and validly executed and delivered this Voting Agreement. This Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency, and other laws affecting creditors’ rights and general equitable principles. No consent of my spouse, (if any), is necessary under any community property or other law in order for me to enter into and perform my obligations under this Voting Agreement.

(g) I may offer, sell, transfer, pledge, encumber, or otherwise dispose of my shares of Middlefield voting common stock or rights to acquire Middlefield voting common stock to any person or entity, but to do so I must first cause the person to whom I transfer the securities to execute and deliver to Middlefield an agreement to be bound by the terms of this Voting Agreement. A transfer not preceded by the transferee’s executed Voting Agreement delivered to Middlefield is not valid or effective and will not be honored.

I am signing this Voting Agreement solely in my capacity as a stockholder of Middlefield, and as a rights holder if I hold rights to acquire Middlefield voting common stock. I am not signing this Voting Agreement in any other capacity, such as a director or officer of Middlefield or as a fiduciary of any trusts in which I am not a beneficiary. I make no agreement in this Voting Agreement in any capacity other than in my capacity as a beneficial owner of Middlefield voting common stock. Nothing in this Voting Agreement limits or affects any action or inaction by me or any of my representatives, as applicable, as a director or officer of Middlefield or affects my rights to exercise my fiduciary duties as an officer or director of Middlefield.

This Voting Agreement terminates and is of no further force and effect on the earliest to occur of (a) the favorable vote of Middlefield stockholders for approval and adoption of the Merger Agreement and the Merger, (b) the Effective Time, (c) Liberty and I enter into a written agreement to terminate this Voting Agreement, (d) any termination of the Merger Agreement in accordance with its terms, (e) any amendment, modification or waiver to the Merger Agreement that is material and adverse to me, and (f) May 31, 2023, except that termination is without prejudice to Liberty’s rights if termination is a result of my willful breach of any covenant or representation in this Voting Agreement.

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All notices and other communications under this Voting Agreement must be in writing and will be deemed given if delivered personally, sent by email, facsimile, mailed by registered or certified mail return receipt requested, or delivered by an express courier, to the other party at its address(es) contained on the signature page.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties concerning the subject matter of this Voting Agreement.

I agree and acknowledge that Liberty may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of this Voting Agreement by me. Without limiting other remedies, Middlefield is entitled to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto are governed by and will be construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the State of Ohio principles of conflicts of law. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio in any action or proceeding arising out of or relating to this Voting Agreement.

If a term, provision, covenant, or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Voting Agreement remain in full force and effect and are not affected, impaired, or invalidated so long as the effect on the economic or legal substance is not materially adverse to a party. If a term, provision, covenant, or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the parties will negotiate in good faith to modify this Voting Agreement to effect the original intent of the parties as closely as possible.

This Voting Agreement may be executed and delivered (including by email or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed is deemed to be an original but all of which taken together constitute a single instrument.

[Signature pages follow.]

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Very truly yours,

[Name]

[Address]

Acknowledged and Agreed: Liberty Bancshares, Inc.

By:	Ronald L. Zimmerly
President and Chief Executive Officer

Address:	Liberty Bancshares, Inc.
118 South Main Street
Ada, Ohio 45810

Dated: _______________, 2022

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Appendix A

Number of Shares held:

This amount includes:

Shares over which I have sole voting power
Shares over which I have shared voting power
Shares over which I have sole dispositive power
Shares over which I have shared dispositive power

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